Exhibit 99.4

Audited Consolidated Financial Statements as at and for the year ended December 31, 2011 and Management’s Discussion and Analysis

[previously filed on SEDAR]

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2011. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2011.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2011, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

“Robert G. McFarlane”	“Darren Entwistle”

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 23, 2012	February 23, 2012

2

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years ended December 31, 2011, and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010, and their financial performance and their cash flows for each of the years ended December 31, 2011, and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 23, 2012

3

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011, of the Company and our report dated February 23, 2012, expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 23, 2012

4

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2011	2010
			(adjusted – Note 25(c))
OPERATING REVENUES
Service		$9,606	$9,131
Equipment		719	611
		10,325	9,742
Other operating income	6	72	50
		10,397	9,792
OPERATING EXPENSES
Goods and services purchased		4,726	4,236
Employee benefits expense	7	1,893	1,906
Depreciation		1,331	1,339
Amortization of intangible assets		479	402
		8,429	7,883
OPERATING INCOME		1,968	1,909
Financing costs	8	377	522
INCOME BEFORE INCOME TAXES		1,591	1,387
Income taxes	9	376	335
NET INCOME		1,215	1,052
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		6	54
Foreign currency translation adjustment arising from translating financial statements of foreign operations		4	—
		10	54
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)		(851)	(214)
		(841)	(160)
COMPREHENSIVE INCOME		$374	$892
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,219	$1,048
Non-controlling interests		(4)	4
		$1,215	$1,052
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$378	$888
Non-controlling interests		(4)	4
		$374	$892
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	11
Basic		$3.76	$3.27
Diluted		$3.74	$3.27
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	12	$2.205	$2.000
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		324	320
Diluted		326	321

The accompanying notes are an integral part of these consolidated financial statements.

5

consolidated statements of financial position

As at (millions)	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(adjusted – Note 25(d))	(Note 25(d))
ASSETS
Current assets
Cash and temporary investments, net		$46	$17	$41
Accounts receivable	24(a)	1,428	1,318	1,195
Income and other taxes receivable		66	62	16
Inventories	24(a)	353	283	270
Prepaid expenses		144	113	105
Derivative assets	4(h)	14	4	1
		2,051	1,797	1,628
Non-current assets
Property, plant and equipment, net	15	7,964	7,831	7,832
Intangible assets, net	16	6,153	6,152	6,166
Goodwill, net	16	3,661	3,572	3,572
Other long-term assets	24(a)	81	235	286
Investments		21	37	41
		17,880	17,827	17,897
		$19,931	$19,624	$19,525

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	18	$404	$400	$500
Accounts payable and accrued liabilities	24(a)	1,419	1,477	1,336
Income and other taxes payable		25	6	174
Dividends payable	12	188	169	150
Advance billings and customer deposits	24(a)	655	658	530
Provisions	19	88	122	299
Current maturities of long-term debt	20	1,066	847	549
Current portion of derivative liabilities	4(h)	—	419	62
		3,845	4,098	3,600
Non-current liabilities
Provisions	19	122	204	91
Long-term debt	20	5,508	5,209	5,623
Other long-term liabilities	24(a)	1,343	649	1,334
Deferred income taxes		1,600	1,683	1,522
		8,573	7,745	8,570
Liabilities		12,418	11,843	12,170
Owners’ equity
Common Share and Non-Voting Share equity	21	7,513	7,759	7,334
Non-controlling interests		—	22	21
		7,513	7,781	7,355
		$19,931	$19,624	$19,525
Commitments and Contingent Liabilities	22

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“William A. MacKinnon”	“Brian A. Canfield”

William A. MacKinnon	Brian A. Canfield
Director	Director

6

consolidated statements of changes in owners’ equity

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
								(adjusted – Note 25)
Balance as at January 1, 2010		174,819,020	$2,216	142,875,516	$3,070	$5,286	$167	$1,934	$(53)	$7,334	$21	$7,355
Net income		—	—	—	—	—	—	1,048	—	1,048	4	1,052
Other comprehensive income		—	—	—	—	—	—	(214)	54	(160)	—	(160)
Dividends	12(a)	—	—	—	—	—	—	(642)	—	(642)	(3)	(645)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	4,091,865	150	150	—	—	—	150	—	150
Optional cash payments		—	—	31,565	1	1	—	—	—	1	—	1
Share option award expense	13	—	—	—	—	—	11	—	—	11	—	11
Shares issued pursuant to cash exercise of share options	21(b)	96,526	3	372,579	15	18	(1)	—	—	17	—	17
Shares issued pursuant to use of share option award net-equity settlement feature	21(b)	—	—	77,061	1	1	(1)	—	—	—	—	—
Balance as at Dec. 31, 2010		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Balance as at January 1, 2011		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Net income		—	—	—	—	—	—	1,219	—	1,219	(4)	1,215
Other comprehensive income		—	—	—	—	—	—	(851)	10	(841)	—	(841)
Dividends	12(a)	—	—	—	—	—	—	(715)	—	(715)	(4)	(719)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	1,243,679	54	54	—	—	—	54	—	54
Optional cash payments		—	—	5,990	—	—	—	—	—	—	—	—
Share option award expense	13	—	—	—	—	—	9	—	—	9	—	9
Reclassification of subsidiary as held for sale	16(a)	—	—	—	—	—	—	—	—	—	(12)	(12)
Acquisition of subsidiary	16(e)	—	—	—	—	—	—	1	—	1	(2)	(1)
Shares issued pursuant to cash exercise of share options	21(b)	—	—	812,834	44	44	(17)	—	—	27	—	27
Shares issued pursuant to use of share option award net-equity settlement feature	21(b)	—	—	422,076	2	2	(2)	—	—	—	—	—
Balance as at Dec. 31, 2011		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513

The accompanying notes are an integral part of these consolidated financial statements.

7

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2011	2010
			(adjusted – Note 25)
OPERATING ACTIVITIES
Net income		$1,215	$1,052
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,810	1,741
Deferred income taxes		205	217
Share-based compensation	13	(12)	(30)
Net employee defined benefit plans expense	14(b)-(c)	(32)	(9)
Employer contributions to employee defined benefit plans		(298)	(140)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration	6, 16(e)	(17)	—
Other		(66)	(42)
Net change in non-cash operating working capital	24(b)	(255)	(119)
Cash provided by operating activities		2,550	2,670
INVESTING ACTIVITIES
Capital expenditures	5, 15, 16	(1,847)	(1,721)
Acquisitions and other	16(e)	(110)	—
Proceeds from the sale of property and other assets		4	10
Other		—	4
Net change in non-cash investing working capital		(15)	(24)
Cash used by investing activities		(1,968)	(1,731)
FINANCING ACTIVITIES
Non-Voting Shares issued		24	15
Dividends paid to holders of Common Shares and Non-Voting Shares	12(a)	(642)	(473)
Issuance and repayment of short-term borrowing	18	4	(100)
Long-term debt issued	20, 24(b)	4,068	3,725
Redemptions and repayment of long-term debt	20, 24(b)	(3,946)	(4,119)
Acquisition of additional equity interest in subsidiary from non-controlling interest	16(e)	(51)	—
Dividends paid by a subsidiary to non-controlling interest		(4)	(3)
Other		(6)	(8)
Cash used by financing activities		(553)	(963)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		29	(24)
Cash and temporary investments, net, beginning of period		17	41
Cash and temporary investments, net, end of period		$46	$17
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	24(b)	$(378)	$(479)
Interest received		$1	$3
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(150)	$(311)

The accompanying notes are an integral part of these consolidated financial statements.

8

notes to consolidated financial statements

DECEMBER 31, 2011

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless, data, Internet protocol, voice and television.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to consolidated financial statements		Page	Description
General application
1.	Summary of significant accounting policies	10	Summary review of accounting policies and principles and the methods used in their application by the Company
2.	Accounting policy developments	19	Summary review of generally accepted accounting principle developments that do, will or may affect the Company
3.	Capital structure financial policies	20	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Financial instruments	22	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5.	Segmented information	30	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
6.	Other operating income	31	Summary schedule and review of items comprising other operating income
7.	Employee benefits expense	32	Summary schedule of employee benefits expense
8.	Financing costs	32	Summary schedule of items comprising financing costs
9.	Income taxes	32	Summary schedule of income tax expense, reconciliations of statutory rate income tax expense to income tax expense and analyses of deferred income tax liability
10.	Other comprehensive income	34	Details of other comprehensive income and accumulated amounts
11.	Per share amounts	35	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12.	Dividends per share	35	Summary schedule of dividends declared and review of dividend reinvestment plan
13.	Share-based compensation	36	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14.	Employee future benefits	39	Summary schedules and review of employee future benefits and related disclosures

9

notes to consolidated financial statements

Notes to consolidated financial statements		Page	Description
Consolidated financial position focused
15.	Property, plant and equipment	47	Summary schedule of items comprising property, plant and equipment
16.	Intangible assets and goodwill	48	Summary schedule of items comprising intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17.	Real estate joint venture	53	Summary review of real estate joint venture and related disclosures
18.	Short-term borrowings	54	Review of short-term borrowings and related disclosures
19.	Provisions	54	Summary schedules and review of items comprising provisions, including restructuring activities
20.	Long-term debt	57	Summary schedule of long-term debt and related disclosures
21.	Common Share and Non-Voting Share equity	59	Review of Common Share and Non-Voting Share equity items, including share option price stratification
22.	Commitments and contingent liabilities	61	Summary review of lease obligations, contingent liabilities, claims and lawsuits
Other
23.	Related party transactions	63	Summary schedules, including review of transactions with key management personnel
24.	Additional financial information	64	Summary schedules of items comprising certain primary financial statement line items
25.	Explanation of transition to IFRS-IASB	65

Summary schedules and review of differences arising because of the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards as issued by the International Accounting Standards Board

1                  summary of significant accounting principles

The accompanying consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards as issued by the International Accounting Standards Board and these consolidated financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles.

The consolidated financial statements of TELUS for the years ended December 31, 2011 and 2010, were authorized by TELUS’s Board of Directors for issue on February 23, 2012.

(a)          Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and substantially all of the Wireless segment’s operations. With the exception of non-controlling interests in an immaterial subsidiary held for sale, all of the Company’s subsidiaries are wholly owned.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)          Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial

10

notes to consolidated financial statements

statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

Examples of significant estimates and assumptions include:

·                  the allowance for doubtful accounts;

·                  the allowance for inventory obsolescence;

·                  the estimated useful lives of assets;

·                  the recoverability of tangible assets;

·                  the recoverability of intangible assets with indefinite lives;

·                  the recoverability of goodwill;

·                  the recoverability of long-term investments;

·                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits; and

·                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Judgements

Examples of significant judgements, apart from those involving estimation, include:

·                  The Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

·                  The Company’s view that its spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that the Company intends to renew them; and that the Company believes it has the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 16(c).

(c)          Financial instruments — recognition and measurement*

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income(1)(2)	Loans and receivables	Available- for-sale(3)	Amortized cost	Part of a cash flow hedging relationship(3)
Measured at amortized cost
Accounts receivable		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Short-term investments	X
Long-term investments (not subject to significant influence)(4)			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X
Cross currency interest rate swap derivatives					X

(1)             Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(2)             Unrealized changes in the fair values of financial instruments are included in net income.

(3)             Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income.

(4)             Long-term investments that are not subject to significant influence of the Company are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

11

notes to consolidated financial statements

·                  Accounts receivable that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this classification as the benefits that would have been expected to arise from selecting the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

·                  Short-term marketable securities investments are accounted for as held for trading and thus are measured at fair value through net income. Long-term investments not subject to significant influence of the Company are accounted for as available-for-sale. The Company has selected these classifications as they better reflect management’s investment intentions.

·                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. The Company believes that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

·                  Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. The Company has selected this method as the benefits that would have been expected to arise from using the trade date method were not expected to exceed the costs of selecting and implementing that method.

·                  Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

·                  In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relate to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(d)          Hedge accounting

General

The Company applies hedge accounting to the financial instruments used to:

·                  establish designated currency hedging relationships for its U.S. dollar denominated long-term debt, which matured in fiscal 2011, as set out in Note 4 and further discussed in Note 20(b);

·                  establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 4; and

·                  fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4 and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and actual effectiveness for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts

12

notes to consolidated financial statements

recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is effectively recognized as a component of other comprehensive income, as set out in Note 10.

In the application of hedge accounting to U.S. dollar denominated long-term debt that matured in fiscal 2011, the amount recognized in the determination of net income was the amount that counterbalanced the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Non-Voting Shares at the statement of financial position date and the price of the Company’s Non-Voting Shares in the hedging items.

(e)          Revenue recognition

General

The Company earns the majority of its revenue (wireless network, data (including television, Internet, data and information technology managed services), voice local and voice long distance) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing services and products facilitating access to, and usage of, the Company’s telecommunications infrastructure.

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then the Company’s relevant revenue recognition policies are applied to the accounting units. A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. The Company’s view is that the limitation cap results in a faithful depiction of the transfer of services and products as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products as well as reflecting the related cash flows.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, as with multiple element arrangements, relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer but does not convey the risks and/or benefits of ownership.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice local, voice long distance, data and wireless network

The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon access to, and usage of, the Company’s telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a portable subsidy mechanism to subsidize local exchange carriers, such as the Company, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band portable subsidy rate for all local exchange carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

13

notes to consolidated financial statements

Other and wireless equipment:

The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected regulated services in the Company’s Wireline segment. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The Company has adopted the liability method of accounting for the deferral account. This resulted in the Company recording incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ initial four-year periods. The deferral account balance also reflects an interest expense component based on the Company’s applicable short-term cost of borrowing, such expense being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs.

The Company discharges the deferral account liability by undertaking qualifying actions including providing broadband services to rural and remote communities, enhancing the accessibility to telecommunications services for individuals with disabilities and providing customer rebates for the balance. The Company recognizes the drawdown and amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed; such amortization is included in Other operating income.

(f)            Government assistance*

The Company recognizes government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

(g)         Cost of acquisition and advertising costs

Costs of acquiring customers, that are expensed as incurred, include the total cost of hardware sold to customers, commissions, advertising and promotion related to the initial customer acquisition. Costs of acquiring customers, that are capitalized as incurred, include Company-owned hardware situated at customers’ premises and associated installation costs. Costs of acquisition that are expensed are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Goods and services purchased except for commissions paid to Company employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2011, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $250 million (2010 — $266 million (adjusted — Note 25(c))); of these amounts, less than $1 million (2010 — less than $1 million) was in respect of real estate leased from the Company’s pension plans, as discussed further in Note 14(b). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 24(a).

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

14

notes to consolidated financial statements

(j)            Depreciation, amortization and impairment*

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

Estimated useful lives for the majority of the Company’s property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 16 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)             The composite depreciation rate for the year ended December 31, 2011, was 5.0% (2010 — 5.1%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. One result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use (Note 15).

Estimated useful lives for the majority of the Company’s intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (recoverable amounts being the greater of the assets’ or cash-generating units’ values in use or their fair values less costs to sell). Impairment losses are immediately recognized to the extent that the asset or cash-generating unit carrying values exceed their recoverable amounts. Should the recoverable amounts for previously impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment tests generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time.

The Company assesses its intangible assets with indefinite lives by comparing the recoverable amounts of the cash-generating units to the carrying amounts of its cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that the carrying values of the cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceed their recoverable amounts, the excess would reduce the carrying value of intangible assets with indefinite lives.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

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notes to consolidated financial statements

Subsequent to assessing its intangible assets with indefinite lives, the Company then assesses its goodwill by comparing the recoverable amounts of the cash-generating units to the carrying amounts of its cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying values of the cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceed their recoverable amounts, the excess would first reduce the carrying value of goodwill and any remainder would reduce the carrying value of the assets of the cash-generating unit on a pro-rated basis.

The Company has determined that its current cash-generating units are its reportable segments, Wireless and Wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows that are largely independent of each other.

(k)        Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(d).

The Company has minor foreign subsidiaries that do not have the Canadian dollar as their functional currency. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 10.

(l)           Income taxes*

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

The Company accounts for changes in substantively enacted tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes were substantively enacted; the Company has selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes. The Company accounts for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimate arose; the Company has selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(m)      Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

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notes to consolidated financial statements

Share option awards which have a net-equity settlement feature, as set out in Note 13(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. The Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Share option awards which have a net-cash settlement feature, as set out in Note 13(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 were to be settled using other than the net-cash settlement feature, they would be accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 13(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(d)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in its entirety at one future point in time (cliff vesting), the expense is recognized by the Company on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; such estimate is adjusted for actual experience.

(n)         Employee future benefit plans*

Defined benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arising subsequent to, or on, January 1, 2010, the date of the Company’s transition to IFRS-IASB, are recognized in other comprehensive income in the period in which they arise as the Company believes that this better reflects the long-term nature of employee future benefits. See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

As discussed further in Note 25, unamortized actuarial gains (losses), past service costs and transitional assets (obligations) at January 1, 2010, were recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees, both of which provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), these plans are treated by the Company as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)          Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 17.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

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notes to consolidated financial statements

(p)          Sales of trade receivables*

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in the Company’s derecognition of the trade receivables sold.

(q)          Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and telecommunications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets*

General

Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s weighted-average cost of borrowing experienced during the reporting period.

When property, plant and/or equipment are sold by the Company, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 19, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

(s)          Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments as available-for-sale at their fair values unless the investment securities do not have quoted market prices in an active market, in which case the Company uses the cost basis of accounting whereby the investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to estimated fair values with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of an investment, the carrying values of investments accounted for using the equity, available-for-sale and cost methods are reduced to estimated fair values with any such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

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notes to consolidated financial statements

2                  accounting policy developments

Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian generally accepted accounting principles, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company is required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company selected for adoption. Specific disclosures about transitional elections, adjustment of comparative amounts and other related transitional disclosures are set out in Note 25 of these consolidated financial statements.

(a)          Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to existing IFRSs and International Accounting Standards (IASs) — as a part of the annual improvements process. The Company has applied the amendments since January 1, 2010. The amendments did not have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In October 2010, the IASB issued IFRS 7, Financial Instruments: Disclosures (amended 2010), which, in the Company’s instance, pertained to the disclosure of transferred financial assets (trade receivables) that are not derecognized. The Company’s current accounting policies and presentation and disclosure practices are such that they already comply with the amendments.

In June 2011, the IASB issued IAS 1, Presentation of Financial Statements (amended 2011), which pertained to presentation of items of other comprehensive income. The Company’s current accounting policies and presentation and disclosure practices are such that they already comply with the amendments.

(b)          Standards, interpretations and amendments to standards not yet effective and not yet applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance.

·                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

·                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

·                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

·                  IFRS 10, Consolidated Financial Statements

·                  IFRS 11, Joint Arrangements

·                  IFRS 12, Disclosure of Interests in Other Entities

·                  IAS 27, Separate Financial Statements (amended 2011)

·                  IAS 28, Investments in Associates (amended 2011).

·                  IFRS 13, Fair Value Measurement.

·                  IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after January 1, 2012.

·                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

·                  IAS 19, Employee Benefits (amended 2011): Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but the Company expects that it will present such amount as a component of financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined

19

notes to consolidated financial statements

benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect the Company’s statement of financial position or the statement of cash flows.

The amended standard affects the Company’s Consolidated Statements of Income and Other Comprehensive Income as follows:

	2011			2010
Years ended December 31 (millions except per share amounts)	As currently reported	Amended IAS 19 effects	Pro forma	As currently reported	Amended IAS 19 effects	Pro forma
OPERATING EXPENSES
Employee benefits expense	$1,893	$113	$2,006	$1,906	$82	$1,988
FINANCING COSTS	$377	6	$383	$522	5	$527
INCOME TAXES	$376	(30)	$346	$335	(22)	$313
NET INCOME		(89)			(65)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$(851)	89	$(762)	$(214)	65	$(149)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$3.76	$(0.28)	$3.48	$3.27	$(0.20)	$3.07
Diluted	$3.74	$(0.28)	$3.46	$3.27	$(0.20)	$3.07

The Company currently plans to initially apply the amended standard for periods beginning on or after January 1, 2013.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to earnings before interest, taxes, depreciation and amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities. Net debt and EBITDA — excluding restructuring costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers; the calculations of these measures are as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; the loss on redemption of long-term debt; and the ongoing impacts of share options with the net-cash settlement feature.

20

notes to consolidated financial statements

During 2011, the Company’s strategy, which was unchanged from 2010, included maintaining the financial policy set out in the following schedule. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, December 31 ($ in millions)	Policy	2011	2010
			(adjusted – Note 25(c))
Components of debt and coverage ratios
Net debt(1)		$6,959	$6,869
EBITDA — excluding restructuring costs(2)		$3,813	$3,730
Net interest cost(3)		$377	$522

Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.8	1.8

Coverage ratios
Earnings coverage(4)		5.1	3.6
EBITDA — excluding restructuring costs interest coverage(5)		10.1	7.1

Other measures
Dividend payout ratio of adjusted net earnings(6)		64%	64%
Dividend payout ratio		62%	64%

(1)             Net debt is calculated as follows:

	2011	2010
Long-term debt (Note 20)	$6,574	$6,056
Debt issuance costs netted against long-term debt	27	28
Derivative liabilities, net	—	404
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)
Cash and temporary investments, net	(46)	(17)
Short-term borrowings	404	400
Net debt	$6,959	$6,869

(2)             EBITDA — excluding restructuring costs is calculated as follows:

	2011	2010
		(adjusted – Note 25(c))
EBITDA (Note 5)	$3,778	$3,650
Restructuring costs (Note 19(b))	35	80
EBITDA — excluding restructuring costs	$3,813	$3,730

(3)             Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)             Earnings coverage is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)             EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)             Adjusted net earnings attributable to Common Shares and Non-Voting Shares is calculated as follows:

	2011	2010
		(adjusted – Note 25(c))
Net income attributable to Common Shares and Non-Voting Shares	$1,219	$1,048
Income tax-related adjustments	(21)	(30)
Loss on redemption of long-term debt, net of income taxes	—	37
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration, net of income taxes	(12)	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(14)	(7)
Adjusted net earnings attributable to Common Shares and Non-Voting Shares	$1,172	$1,048

The net debt to EBITDA — excluding restructuring costs ratio was 1.8 times at December 31, 2011, unchanged from one year earlier; a small increase in net debt was offset by higher EBITDA — excluding restructuring costs. The earnings coverage ratio at December 31, 2011, was 5.1 times, up from 3.6 times a year earlier; lower gross interest expenses increased the ratio by 1.3, while higher income before gross interest expense and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring costs interest coverage ratio at December 31, 2011, was 10.1 times, up from 7.1 times a year earlier; lower net interest expenses increased the ratio by 2.7, while higher EBITDA — excluding restructuring costs increased the ratio by 0.3.

21

notes to consolidated financial statements

4                  financial instruments

(a)         Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Short-term investments				X	X
Long-term investments (not subject to significant influence)(1)			X		X
Foreign exchange derivatives(2)	X	X	X
Share-based compensation derivatives(2)	X	X			X
Cross currency interest rate swap derivatives(2)(3)	X	X	X	X

(1)             Long-term investments that are not subject to significant influence of the Company are measured at fair value if the fair values can be reliably measured.

(2)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)             The cross currency interest rate swap derivatives matured in fiscal 2011, as discussed further in Note 20(b).

(b)          Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c) and Note 20(b)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Cash and temporary investments, net	$46	$17	$41
Accounts receivable	1,428	1,318	1,195
Derivative assets	17	9	1
	$1,491	$1,344	$1,237

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2011, the weighted average life of customer accounts receivable was 29 days (December 31, 2010 — 28 days; January 1, 2010 — 31 days) and the weighted average life of past-due customer accounts receivable was 61 days (December 31, 2010 — 59 days; January 1, 2010 — 67 days). No interest is charged on customer accounts that are current. Thereafter, interest is charged at a market rate on outstanding balances.

22

notes to consolidated financial statements

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$796	$785	$692
30-60 days past billing date	224	216	171
61-90 days past billing date	65	53	49
Greater than 90 days past billing date	57	47	86
	$1,142	$1,101	$998
Customer accounts receivable (Note 24(a))	$1,178	$1,142	$1,057
Allowance for doubtful accounts	(36)	(41)	(59)
	$1,142	$1,101	$998

The Company maintains allowances (which are significant estimates) for potential credit losses related to doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

Years ended December 31 (millions)	2011	2010
Balance, beginning of period	$41	$59
Additions (doubtful accounts expense)	43	49
Net use	(48)	(67)
Balance, end of period	$36	$41

Derivative assets (and derivative liabilities)

Counterparties to the Company’s share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency (the counterparties to the Company’s cross currency interest rate swap agreements that matured in fiscal 2011 were also major financial institutions that had all been accorded investment grade ratings by a primary rating agency). The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by:

·                  maintaining a daily cash pooling process that enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries;

·                  maintaining bilateral bank facilities (Note 18) and syndicated credit facilities (Note 20(d));

·                  the sales of trade receivables to an arm’s-length securitization trust;

·                 maintaining a commercial paper program;

·                  continuously monitoring forecast and actual cash flows; and

·                  managing maturity profiles of financial assets and financial liabilities.

As disclosed in Note 20(g), the Company has significant debt maturities in future years. As at December 31, 2011, the Company has access to a shelf prospectus, in effect until November 2013, pursuant to which it can offer $2.5 billion (December 31, 2010 — access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2.0 billion; January 1, 2010 — access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $3.0 billion) of debt or equity securities. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

23

notes to consolidated financial statements

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative(1)			Derivative
	Non-interest			Currency swaps amounts to
	bearing			be exchanged
	financial	Short-term	Long-term debt
As at December 31, 2011 (millions)	liabilities	borrowings(2)	(Note 20)	(Receive)	Pay	Total
2012
First quarter	$804	$6	$1,111	$(77)	$75	$1,919
Balance of year	513	5	276	(91)	89	792
2013	18	7	605	—	—	630
2014	—	405	980	—	—	1,385
2015	—	—	873	—	—	873
2016	—	—	807	—	—	807
Thereafter	—	—	4,070	—	—	4,070
Total	$1,335	$423	$8,722	$(168)	$164	$10,476

(1)             Subsequent to December 31, 2011, the Company entered into a loan commitment (that is subject to final documentation) in respect of a real estate joint venture, as discussed further in Note 17(b); that commitment has not been included in this table.

(2)             Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2011.

	Non-derivative				Derivative
As at	Non-interest		Long-term debt				Other financial liabilities
December 31,	bearing		All except		Currency swaps amounts to			Currency swaps amounts to
2010	financial	Short-term	finance	Finance	be exchanged(2)			be exchanged
(millions)	liabilities	borrowings(1)	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
										(adjusted – Note 25(d))
2011
First quarter	$1,173	$1	$161	$3	$—	$—	$13	$(116)	$118	$1,353
Balance of year	229	5	1,012	5	(766)	1,183	—	(190)	191	1,669
2012	1	403	597	—	—	—	—	—	—	1,001
2013	—	—	583	—	—	—	—	—	—	583
2014	—	—	958	—	—	—	—	—	—	958
2015	—	—	851	—	—	—	—	—	—	851
Thereafter	1	—	4,266	—	—	—	—	—	—	4,267
Total	$1,404	$409	$8,428	$8	$(766)	$1,183	$13	$(306)	$309	$10,682
			Total			$8,853

(1)            Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

(2)             The amounts included in undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

24

notes to consolidated financial statements

	Non-derivative				Derivative
As at	Non-interest		Long-term debt				Other financial liabilities
January 1	bearing		All except		Currency swaps amounts to			Currency swaps amounts to
2010	financial	Short-term	finance	Finance	be exchanged(2)			be exchanged
(millions)	liabilities	borrowings(1)	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
										(Note 25(d))
2010
First quarter	$1,023	$1	$502	$1	$—	$—	$51	$(75)	$77	$1,580
Balance of year	309	3	418	1	(113)	175	9	(95)	95	802
2011	—	4	1,726	1	(1,473)	2,152	—	—	—	2,410
2012	—	502	546	—	—	—	—	—	—	1,048
2013	—	—	532	—	—	—	—	—	—	532
2014	—	—	907	—	—	—	—	—	—	907
Thereafter	1	—	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$510	$8,444	$3	$(1,586)	$2,327	$60	$(170)	$172	$11,093
			Total			$9,188

(1)             Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at January 1, 2010.

(2)             The amounts included in undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at January 1, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

(d)          Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

As discussed further in Note 20(b), the Company was also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt would fluctuate because of changes in foreign exchange rates. Currency hedging relationships were established for the related semi-annual interest payments and principal payment at maturity.

Net income and other comprehensive income for the years ended December 31, 2011 and 2010, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis is based upon a hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (g)) and having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions. The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and
	comprehensive income		Capital expenditures
Years ended December 31 ($ increase (decrease) in millions)	2011	2010	2011	2010
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$27	$20	$(23)	$(17)
Canadian dollar depreciates	$(27)	$(20)	$23	$17

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of ten years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

25

notes to consolidated financial statements

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 20(b)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

(f)            Other price risk

Provisions

The Company is exposed to other price risk arising from a written put option provided for a non-controlling interest, as discussed further in Note 16(e).

Short-term investments

If the balance of the short-term investments line item on the statement of financial position includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments

The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 13(b)) and fix the Company’s cost associated with its restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2011 and 2010, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (d)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

26

notes to consolidated financial statements

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable weighted average statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2011	2010	2011	2010	2011	2010
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(6)	$(7)	$(7)	$(10)	$(13)	$(17)
Canadian dollar depreciates	$6	$7	$7	$10	$13	$17
25 basis point change in market interest rate
Rate increases	$(2)	$(1)	$—	$—	$(2)	$(1)
Rate decreases	$2	$1	$—	$—	$2	$1
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(2)	$(2)	$5	$4	$3	$2
Price decreases	$2	$1	$(5)	$(4)	$(3)	$(3)

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.25-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 13(b), the volatility of the Company’s Non-Voting Share price as at December 31, 2011, was 24.1% (2010 — 4.50-year data period, 26.7%); reflecting the twelve-month data period ended December 31, 2011, the volatility was 13.5% (2010 — 14.2%).

(3)             The hypothetical effects of changes in the prices of the Company’s Common Shares and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in (f).

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

27

notes to consolidated financial statements

Derivative

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

				Fair value measurements at reporting date using
				Quoted prices in active markets for identical items			Significant other observable inputs			Significant unobservable inputs
	Carrying value			(Level 1)			(Level 2)			(Level 3)
As at (millions)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Assets
Foreign exchange derivatives	$4	$—	$1	$—	$—	$—	$4	$—	$1	$—	$—	$—
Share-based compensation derivatives	13	9	—	—	—	—	13	9	—	—	—	—
	$17	$9	$1	$—	$—	$—	$17	$9	$1	$—	$—	$—
Liabilities
Foreign exchange derivatives	$—	$2	$2	$—	$—	$—	$—	$2	$2	$—	$—	$—
Share-based compensation derivatives	—	13	60	—	—	—	—	13	60	—	—	—
Cross currency interest rate swap derivatives	—	404	721	—	—	—	—	404	721	—	—	—
	$—	$419	$783	$—	$—	$—	$—	$419	$783	$—	$—	$—

The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar revenues to which hedge accounting is not applied	2012	$26	$—	$—	$48	$—	$—	$23	$1	$1
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2012	$89	3	3	$—	—	—	$—	—	—
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2012	$50	1	1	$—	—	—	$—	—	—
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2012	$20	10	10	$14	4	4	$—	—	—
			$14	$14		$4	$4		$1	$1
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2013	$22	$3	$2	$15	$5	$4	$12	$—	$—
Deduct: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			(1)			(1)			—
			$2	$2		$4	$4		$—	$—

28

notes to consolidated financial statements

		December 31, 2011			December 31, 2010				January 1, 2010
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount		Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2011	$—	$—	$—		$140	$1	$1	$102	$2	$2
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2011	$—	—	—		$121	1	1	$79	—	—
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 13(b))	2012	$4	—	—		$60	13	13	$130	51	51
- Hedging(1)(2) (Note 13(c))	2010	$—	—	—		$—	—	—	$26	9	9
Current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 20(b))	2011	$—	—	—		$1,133	404	407	$—	—	—
			—				419			62
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—				3			—
			$—	$—	$		$422	$422		$62	$62
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2012	$—	$—	$—		$4	$—	$—	$—	$—	$—
Derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 20(b))	2011	$—	—	—		$—	—	—	$2,064	721	726
			—				—			721
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—				—			5
			$—	$—			$—	$—		$726	$726

(1)             Designated as cash flow hedging items.

(2)             Hedge accounting is applied to derivatives that are designated as held for hedging.

29

notes to consolidated financial statements

Non-derivative

The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	December 31, 2011		December 31, 2010		January 1, 2010
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,574	$7,359	$6,056	$6,590	$6,172	$6,656

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized		Gain (loss) reclassified from other comprehensive
	in other comprehensive income		income into income (effective portion) (Note 10)
	(effective portion) (Note10 )			Amount
Years ended December 31 (millions)	2011	2010	Location	2011	2010
Derivatives used to manage currency risks
– Associated with U.S. dollar denominated debt	$(6)	$9	Financing costs	$(8)	$(59)
– Arising from U.S. dollar denominated purchases	8	(1)	Goods and services purchased	3	—
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	13	7	Employee benefits expense	12	—
	$15	$15		$7	$(59)

The following table sets out gains and losses arising from derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2011	2010
Derivatives used to manage currency risks	Financing costs	$7	$—
Derivatives used to manage changes in share-based compensation costs (Note 13(b))	Employee benefits expense	6	24
		$13	$24

5                  segmented information

The Company’s operating segments and reportable segments are Wireless and Wireline. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. The Wireline segment includes voice local, voice long distance, data (which includes: television; Internet, enhanced data and hosting services; and managed and legacy data services) and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The Company does not have material revenues attributed, or capital assets and goodwill located, outside of Canada.

The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

30

notes to consolidated financial statements

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2011	2010	2011	2010	2011	2010	2011	2010
								(adjusted – Note 25(c))
Operating revenues
External revenue	$5,462	$5,012	$4,935	$4,780	$—	$—	$10,397	$9,792
Intersegment revenue	38	33	164	155	(202)	(188)	—	—
	$5,500	$5,045	$5,099	$4,935	$(202)	$(188)	$10,397	$9,792
EBITDA(1)	$2,186	$2,020	$1,592	$1,630	$—	$—	$3,778	$3,650
CAPEX(2)	$508	$463	$1,339	$1,258	$—	$—	$1,847	$1,721
EBITDA less CAPEX	$1,678	$1,557	$253	$372	$—	$—	$1,931	$1,929
					Operating revenues (above)		$10,397	$9,792
					Goods and services purchased		4,726	4,236
					Employee benefits expense		1,893	1,906
					EBITDA (above)		3,778	3,650
					Depreciation		1,331	1,339
					Amortization		479	402
					Operating income		$1,968	$1,909

(1)             Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. TELUS has issued guidance on, and reports, EBITDA because it is a key measure that management uses to evaluate performance of its business and is also utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

6                  other operating income

Years ended December 31 (millions)	2011	2010
Government assistance, including deferral account amortization (Note 1(e))	$54	$48
Investment income (loss)	(2)	(2)
Gain on disposal of assets	3	4
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration (Notes 16(e), 19(a))	17	—
	$72	$50

The Company receives government assistance, as defined by IFRS-IASB, from a number of sources and includes such receipts in Other operating income.

CRTC portable subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as portable subsidy payments to subsidize the costs of providing residential basic telephone services in non-forborne high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2011, the Company’s portable subsidy receipts were $32 million (2010 — $37 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2011 was 0.66% and the interim rate for 2012 has been similarly set at 0.66%. For the year ended December 31, 2011, the Company’s contributions to the central fund, which are accounted for as goods and services purchased, were $40 million (2010 — $46 million).

Government of Québec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2011, the Company recorded $14 million (2010 — $11 million).

31

notes to consolidated financial statements

7                  employee benefits expense

Years ended December 31 (millions)	2011	2010
		(adjusted – Note 25(c))
Employee benefits expense — gross
Wages and salaries	$2,049	$1,964
Share-based compensation (Note 13)	51	57
Pensions — defined benefit (Note 14(b))	(34)	(13)
Pensions — defined contribution (Note 14(g))	66	61
Other defined benefits (Note 14(c))	2	4
Restructuring costs (Note 19(b))	13	64
Other	124	132
	2,271	2,269
Capitalized internal labour costs
Property, plant and equipment	(284)	(271)
Intangible assets subject to amortization	(94)	(92)
	(378)	(363)
	$1,893	$1,906

8      financing costs

Years ended December 31 (millions)	2011	2010
		(adjusted – Note 25(c))
Interest expense
Interest on long-term debt	$374	$442
Interest on short-term borrowings and other	11	29
Interest accretion on asset retirement obligation (Note 19(a))	4	4
Loss on redemption of debt(1)	—	52
	389	527
Foreign exchange	(9)	(1)
	380	526
Interest income	(3)	(4)
	$377	$522

(1)        This amount includes a loss of $16 which arose from the associated settlement of financial instruments that were used to manage the foreign exchange rate risk associated with U.S. dollar denominated debt that was redeemed during the third quarter of 2010.

9                  income taxes

(a)          Expense composition and rate reconciliation

Years ended December 31 (millions)	2011	2010
		(adjusted – Note 25(c))
Current tax expense (recovery)
For current reporting period	$186	$182
Consequential adjustments from reassessment of prior year tax issues	(15)	(64)
	171	118
Deferred tax expense (recovery)
Arising from the origination and reversal of temporary differences	247	232
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(37)	(44)
Consequential adjustments from reassessment of prior year tax issues	(5)	29
	205	217
	$376	$335

32

notes to consolidated financial statements

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2011		2010
			(adjusted – Note 25(c))
Basic blended tax at weighted average statutory income tax rates	$433	27.2%	$402	29.0%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(37)		(44)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(20)		(35)
Share option award compensation	(1)		10
Other	1		2
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$376	23.6%	$335	24.1%

The Company’s basic blended weighted average statutory income tax rate is the aggregate of the following:

Years ended December 31	2011	2010
Basic federal rate	16.2%	17.7%
Weighted average provincial rate	10.4%	10.9%
Other tax jurisdictions	0.6%	0.4%
	27.2%	29.0%

(b)          Temporary differences

The Company must make significant estimates in respect of the composition of its deferred income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the statements of income and other comprehensive income for each temporary difference are estimated as follows:

		Recognized in
(millions)	December 31, 2010	Net income	Other comprehensive income	Business acquisitions and other	December 31, 2011
	(adjusted – Note 25(d))
Property, plant and equipment and intangible assets subject to amortization	$326	$68	$—	$—	$394
Intangible assets with indefinite lives	1,092	19	—	2	1,113
Partnership income unallocated for income tax purposes	398	23	—	—	421
Net pension and share-based compensation amounts	(23)	65	(288)	—	(246)
Reserves not currently deductible	(92)	6	—	—	(86)
Losses available to be carried forward(1)	(36)	1	—	—	(35)
Other	18	23	2	(4)	39
Net deferred income tax liability	$1,683	$205	$(286)	$(2)	$1,600

(1)             The Company expects to be able to utilize its non-capital losses prior to expiry.

		Recognized in
(millions)	January 1, 2010	Net income	Other comprehensive income	Business acquisitions and other	December 31, 2010
	(Note 25(d))				(adjusted – Note 25(d))
Property, plant and equipment and intangible assets subject to amortization	$251	$75	$—	$—	$326
Intangible assets with indefinite lives	1,047	45	—	—	1,092
Partnership income unallocated for income tax purposes	437	(39)	—	—	398
Net pension and share-based compensation amounts	(52)	99	(70)	—	(23)
Reserves not currently deductible	(141)	49	—	—	(92)
Losses available to be carried forward(1)	(41)	5	—	—	(36)
Other	21	(17)	17	(3)	18
Net deferred income tax liability	$1,522	$217	$(53)	$(3)	$1,683

(1)             The Company expects to be able to utilize its non-capital losses prior to expiry.

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no deferred income tax liabilities have been recognized. In the Company’s specific instance this is relevant to its investment in Canadian subsidiaries and Canadian partnerships. The Company is not required to recognize such deferred income tax liabilities as it is in a position

33

notes to consolidated financial statements

to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although the Company is in a position to control the timing and reversal of temporary differences in respect of its non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, it does recognize all potential taxes for repatriation of substantially all unremitted earnings in non-Canadian subsidiaries.

(c)          Other

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company expects to include a net capital loss carry-forward of $5 million (December 31, 2010 — $5 million; January 1, 2010 — $605 million) in its Canadian income tax returns. During the year ended December 31, 2011, the Company recognized the benefit of $NIL (2010 — $1 million) in net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2011, the Company recorded Investment Tax Credits of $8 million (2010 — $20 million). Of the Investment Tax Credits recorded by the Company during the year ended December 31, 2011, $6 million (2010 — $15 million) was recorded as a reduction of capital and the balance was recorded as a reduction of Goods and services purchased.

10            other comprehensive income

	2011					2010
						(adjusted – Note 25)
	Other comprehensive income (loss)			Accumulated income (loss)		Other comprehensive income (loss)			Accumulated income (loss)
Years ended December 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$15	$5	$10			$15	$11	$4
(Gains) losses arising in prior periods and transferred to net income in the current period	(7)	(3)	(4)			59	9	50
	8	2	6	$1	$7	74	20	54	$(53)	$1
Cumulative foreign currency translation adjustment	4	—	4	—	4	—	—	—	—	—
	12	2	10	1	11	74	20	54	(53)	1
Item never subsequently reclassified to income
Cumulative employee defined benefit plan actuarial gains (losses)(1)	(1,139)	(288)	(851)	(214)	(1,065)	(287)	(73)	(214)	—	(214)
	$(1,127)	$(286)	$(841)	$(213)	$(1,054)	$(213)	$(53)	$(160)	$(53)	$(213)

(1)             Cumulative employee defined benefit plan actuarial gains (losses) are only those amounts arising on or after January 1, 2010 (see Note 25); excluding the tax effects thereon, the cumulative net gain (loss) charged to other comprehensive income at December 31, 2011, was $(1,426) ( 2010 — $(287)).

As at December 31, 2011, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $3 million.

34

notes to consolidated financial statements

11            per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2011	2010
Basic total weighted average Common Shares and Non-Voting Shares outstanding	324	320
Effect of dilutive securities
Share option awards	2	1
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	326	321

For the year ended December 31, 2011, certain outstanding share option awards, in the amount of 1 million (2010 — 5 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

12            dividends per share

(a)          Dividends declared

	2011				2010
Years ended December 31 (millions	Declared		Paid to		Declared		Paid to
except per share amounts)	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Common Share and Non-Voting Share dividends	Mar. 11, 2011	$0.525	Apr. 1, 2011	$170	Mar. 11, 2010	$0.475	Apr. 1, 2010	$152
	Jun. 10, 2011	0.550	Jul. 4, 2011	178	Jun. 10, 2010	0.500	Jul. 2, 2010	161
	Sep. 9, 2011	0.550	Oct. 3, 2011	179	Sep. 10, 2010	0.500	Oct. 1, 2010	160
	Dec. 9, 2011	0.580	Jan. 3, 2012	188	Dec. 10, 2010	0.525	Jan. 4, 2011	169
		$2.205		$715		$2.000		$642

	2011			2010
	Dividends declared in			Dividends declared in
Years ended December 31 (millions)	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Common Share and Non-Voting Share dividends
Payable, beginning of period	$169	$—	$169	$150	$—	$150
Declared	N/A	715	715	N/A	642	642
Paid in cash	(115)	(527)	(642)	(129)	(344)	(473)
Reinvested in Non-Voting Shares issued from Treasury	(54)	—	(54)	(21)	(129)	(150)
Payable, end of period	$—	$188	$188	$—	$169	$169

On February 8, 2012, the Board of Directors declared a quarterly dividend of $0.58 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on April 2, 2012, to holders of record at the close of business on March 9, 2012. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on March 9, 2012.

On February 21, 2012, the Board of Directors declared a quarterly dividend of $0.61 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to holders of record at the close of business on June 8, 2012.  In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one for one basis receives all requisite approvals (see Note 21(a)) and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

(b)          Dividend Reinvestment and Share Purchase Plan

General

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and by making additional optional cash payments to the trustee. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

35

notes to consolidated financial statements

Reinvestment of dividends

The Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. In respect of dividends reinvested during the three-month period ended March 31, 2011, the Company issued Non-Voting Shares from Treasury at a discount of 3%. The Company opted to have the trustee acquire the Non-Voting Shares in the stock market commencing March 1, 2011, with no discount. In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2011, $34 million (2010 — $183 million) was to be reinvested in Non-Voting Shares.

Optional cash payments

Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

13            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2011			2010
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$(10)	$(7)	$(17)	$1	$(24)	$(23)
Restricted stock units(2)	31	(26)	5	29	(36)	(7)
Employee share purchase plan	30	(30)	—	27	(27)	—
	$51	$(63)	$(12)	$57	$(87)	$(30)

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(19) (2010 — $(10)).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the year ended December 31, 2011, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $7 million (2010 — $18 million). Similarly, for the year ended December 31, 2011, the associated operating cash outflows in respect of restricted stock units include cash inflows arising from the cash-settled equity swap agreements of $7 million (2010 — cash outflows of $4 million). For the year ended December 31, 2011, the income tax benefit arising from share-based compensation was $15 million (2010 — $6 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

General

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. The Company uses share option awards as a form of retention and incentive compensation. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2011	2010
Share option award fair value (per share option)	$6.75	$4.30
Risk free interest rate	2.3%	2.5%
Expected lives(1) (years)	4.25	4.5
Expected volatility	25.7%	26.3%
Dividend yield	4.5%	5.8%

(1)             The maximum contractual term of the share option awards granted in 2011 and 2010 was seven years.

36

notes to consolidated financial statements

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above been varied by 10% and 20%, the compensation cost arising from share option awards for the year ended December 31, 2011, would have varied as follows:

	Hypothetical change in assumptions(1)
($ in millions)	10%	20%
Risk free interest rate	$—	$—
Expected lives (years)	$—	$—
Expected volatility	$1	$2
Dividend yield	$1	$1

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company has entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards (all of which are for Non-Voting Shares granted subsequent to 2001) and the composition of their capped exercise-date fair values.

As at December 31, 2011 ($ in millions except per affected outstanding share option award)
Weighted average exercise price	$15.91
Weighted average grant-date fair value	4.85
Incremental expense arising from net-cash settlement feature	34.39
Exercise-date fair value capped by cash-settled equity swap agreement	$55.15
Affected share option awards outstanding	66,300
Aggregate intrinsic value(1)	$3

(1)             The aggregate intrinsic value is calculated upon the December 31, 2011, per share price of $54.64 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 24(a) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(c)         Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is nominally equal in value to one Non-Voting Share together with the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

37

notes to consolidated financial statements

The following table presents a summary of the activity related to the Company’s restricted stock units.

	2011			2010
	Number of restricted stock units		Weighted average grant-	Number of restricted stock units		Weighted average grant-
Years ended December 31	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	1,359,066	—	$32.46	1,385,091	—	$37.76
Vested	—	24,689	31.86	—	24,226	37.03
Issued
Initial award	801,137	—	46.75	754,057	—	33.82
In lieu of dividends	83,717	59	49.98	90,384	44	40.18
Vested	(627,281)	627,281	31.57	(771,417)	771,417	43.11
Settled in cash	—	(636,078)	31.62	—	(770,998)	43.28
Forfeited and cancelled	(144,803)	—	35.91	(99,049)	—	36.89
Outstanding, end of period
Non-vested	1,471,836	—	40.60	1,359,066	—	32.46
Vested	—	15,951	$38.39	—	24,689	$31.86

With respect to certain issuances of restricted stock units, the Company has entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2011, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
2012	538,000	$38.13	203,125	741,125
2013	447,000	$50.98	283,711	730,711
	985,000		486,836	1,471,836

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and up to 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the years ended December 31, 2011 and 2010, the Company contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35%. The Company records its contributions as a component of Employee benefits expense and the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

Years ended December 31 (millions)	2011	2010
Employee contributions	$78	$73
Company contributions	30	27
	$108	$100

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2011 and 2010, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

38

notes to consolidated financial statements

14            employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. As at December 31, 2011, all registered defined benefit pension plans are closed to substantially all new participants and substantially all benefits have vested. Other employee benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees who joined the Company prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan which, subject to certain limited exceptions, ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans

In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are primarily funded only as benefits are paid.

The Company has three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Company contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which is in

39

notes to consolidated financial statements

effect until December 31, 2015, and are generally based on employee gross earnings. The Company is not required to guarantee the benefits or assure the solvency of the plan and is not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2011 and 2010, the Company’s contributions comprised substantially all of the employer contributions to the union pension plan; similarly, substantially all of the plan participants were active and retired employee participants of the Company.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

The Company offers two defined contribution pension plans, which are contributory, and are the Company-sponsored pension plans available to non-unionized and certain unionized employees. Generally, employees annually can choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Generally, membership in a defined contribution pension plan is voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans — funded status overview

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2011	2010	2011	2010
Accrued benefit obligation:
Balance at beginning of year	$6,958	$6,376	$75	$71
Current service cost	110	103	1	—
Interest cost	360	368	2	5
Actuarial loss (gain) arising from:
Demographic assumptions	(26)	(32)	(2)	1
Financial assumptions	700	484	4	3
Benefits paid	(354)	(341)	(5)	(5)
Balance at end of year	7,748	6,958	75	75
Plan assets:
Fair value at beginning of year	6,765	6,316	29	30
Return on plan assets
Expected long-term rate of return on plan assets	474	454	1	1
Actual return on plan assets greater (less) than expected long-term rate of return on plan assets	(461)	169	—	—
Contributions
Employer contributions (e)	297	137	1	3
Employees’ contributions	30	30	—	—
Benefits paid	(354)	(341)	(5)	(5)
Fair value at end of year	6,751	6,765	26	29
Effect of asset ceiling limit
Beginning of year	5	5	—	—
Effect of experience related underwriting agreement	—	—	2	—
End of year	5	5	2	—
Fair value of plan assets at end of year, net of asset ceiling limit	6,746	6,760	24	29
Funded status — plan surplus (deficit)	$(1,002)	$(198)	$(51)	$(46)

40

notes to consolidated financial statements

The plan surplus (deficit) is reflected in the Consolidated Statements of Financial Position as follows:

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Funded status — plan surplus (deficit)
Pension benefit plans	$(1,002)	$(198)	$(65)
Other benefit plans	(51)	(46)	(41)
	$(1,053)	$(244)	$(106)
Presented in the Consolidated Statements of Financial Position as:
Other long-term assets (Note 24(a))	$—	$179	$251
Other long-term liabilities (Note 24(a))	(1,053)	(423)	(357)
	$(1,053)	$(244)	$(106)

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b)          Defined benefit pension plans — details

Expense

The Company’s defined benefit pension plan expense was as follows:

	2011			2010
				(adjusted – Note 25(c))
Years ended December 31 (millions) Recognized in	Employee benefits expense	Other comprehensive income	Total	Employee benefits expense	Other comprehensive income	Total
Current service cost	$80	$—	$80	$73	$—	$73
Return on plan assets net of interest
Interest cost on accrued benefit obligation	360	—	360	368	—	368
Return on plan assets(1)	(474)	461	(13)	(454)	(169)	(623)
	(114)	461	347	(86)	(169)	(255)
Actuarial loss (gain) arising from:
Demographic assumptions	—	(26)	(26)	—	(32)	(32)
Financial assumptions	—	700	700	—	484	484
	—	674	674	—	452	452
	$(34)	$1,135	$1,101	$(13)	$283	$270

(1)             The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f).

Experience adjustments

The Company’s defined benefit pension plan experience adjustments were as follows:

As at, or for the years ended, December 31 (millions)	2011	2010	2009	2008	2007
Funded status
Fair value of plan assets	$6,746	$6,760	$6,311	$5,649	$6,908
Accrued benefit obligation	7,748	6,958	6,376	5,243	6,347
Plan surplus (deficit)	$(1,002)	$(198)	$(65)	$406	$561
Actuarial loss (gain) arising from:(1)
Fair value of plan assets	$461	$(169)	$(364)	$1,596	$236
Accrued benefit obligation
Demographic assumptions	(26)	(32)	61	96	38
Financial assumptions (f)	700	484	930	(1,376)	(446)
	674	452	991	(1,280)	(408)
Net	$1,135	$283	$627	$316	$(172)

(1)             The actuarial losses (gains) experienced subsequent to December 31, 2009, have been recognized in other comprehensive income, as set out in Note 1(n) and Note 10; those experienced prior to January 1, 2010, have been recognized in retained earnings, as discussed further in Note 25.

41

notes to consolidated financial statements

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surpluses and deficits at year-end was as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$22	$22	$—	$4,328	$4,510	$182	$3,544	$3,794	$250
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	7,474	6,724	(750)	2,401	2,250	(151)	2,627	2,517	(110)
Unfunded	252	—	(252)	229	—	(229)	205	—	(205)
	7,726	6,724	(1,002)	2,630	2,250	(380)	2,832	2,517	(315)
	$7,748	$6,746	$(1,002)	$6,958	$6,760	$(198)	$6,376	$6,311	$(65)

As at December 31, 2011 and 2010, and January 1, 2010, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans.

Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end was as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$516	$540	$24	$5,857	$6,204	$347	$5,353	$5,789	$436
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	6,683	6,206	(477)	599	556	(43)	545	522	(23)
Unfunded	232	—	(232)	210	—	(210)	189	—	(189)
	6,915	6,206	(709)	809	556	(253)	734	522	(212)
	$7,431	$6,746	$(685)	$6,666	$6,760	$94	$6,087	$6,311	$224

Future benefit payments

Estimated future benefit payments from the Company’s defined benefit pension plans, calculated as at December 31, 2011, are as follows:

Years ending December 31 (millions)
2012	$374
2013	389
2014	405
2015	419
2016	432
2017-2021	2,295

42

notes to consolidated financial statements

Fair value measurements

Information about the fair value measurements of the Company’s defined benefit pension plans’ assets, in aggregate, is as follows:

				Fair value measurements at reporting date using
	Total			Quoted prices in active markets for identical items			Other
As at (millions)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Asset class
Equity securities
Canadian	$1,998	$2,174	$1,921	$1,632	$1,790	$1,743	$366	$384	$178
Foreign	1,771	1,589	1,415	1,285	1,122	969	486	467	446
Debt securities
Debt securities issued by national, provincial or local governments	1,346	1,357	1,207	946	1,071	1,014	400	286	193
Corporate debt securities	692	558	620	—	—	—	692	558	620
Asset-backed securities	38	54	45	—	—	—	38	54	45
Commercial mortgages	253	218	312	—	—	—	253	218	312
Cash and cash equivalents	213	386	389	1	17	25	212	369	364
Real estate	440	429	393	55	51	45	385	378	348
Other	—	—	14	—	—	—	—	—	14
	6,751	6,765	6,316	$3,919	$4,051	$3,796	$2,832	$2,714	$2,520
Effect of asset ceiling limit	(5)	(5)	(5)
	$6,746	$6,760	$6,311

As at December 31, 2011, pension and other benefit trusts administered by the Company held shares of TELUS Corporation that had a fair value of $2 million (December 31, 2010 — $5 million; January 1, 2010 — $5 million). As at December 31, 2010, pension and other benefit trusts administered by the Company leased real estate to the Company with a fair value of $31 million (January 1, 2010 — $31 million) (the fair value of the leased real estate was not determinable by a quoted price in an active market for an identical item); as at December 31, 2011, pension and other benefit trusts administered by the Company did not lease real estate to the Company.

(c)          Other defined benefit plans — details

Expense

The Company’s other defined benefit plan expense was as follows:

	2011			2010
				(adjusted – Note 25(c))
Years ended December 31 (millions) Recognized in	Employee benefits expense	Other comprehensive income	Total	Employee benefits expense	Other comprehensive income	Total
Current service cost	$1	$—	$1	$—	$—	$—
Return on plan assets net of interest
Interest cost on accrued benefit obligation	2	—	2	5	—	5
Return on plan assets(1)	(1)	—	(1)	(1)	—	(1)
	1	—	1	4	—	4
Actuarial loss (gain) arising from:
Demographic assumptions	—	(2)	(2)	—	1	1
Financial assumptions	—	4	4	—	3	3
	—	2	2	—	4	4
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	2	2	—	—	—
	$2	$4	$6	$4	$4	$8

(1)             The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f).

43

notes to consolidated financial statements

Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surpluses and deficits at year-end was as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$24	$24	$—	$27	$29	$2	$27	$30	$3
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	51	—	(51)	48	—	(48)	44	—	(44)
	$75	$24	$(51)	$75	$29	$(46)	$71	$30	$(41)

Future benefit payments

Estimated future benefit payments from the Company’s other defined benefit plans, calculated as at December 31, 2011, are as follows:

Years ending December 31 (millions)
2012	$5
2013	5
2014	5
2015	5
2016	5
2017-2021	21

Fair value measurements

As at December 31, 2011 and 2010, the Company had only one other defined benefit plan and it had only one asset, an experience related underwriting agreement, which does not have a fair value determinable by a quoted price in an active market for an identical item.

(d)          Plan investment strategies and policies

The Company’s primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management

The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification

The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20-30% of total plans’ assets) of the investment in equity

44

notes to consolidated financial statements

securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of its defined benefit pension plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations.

As at December 31, 2011, the present value-weighted average timing of obligation estimated cash flows (duration) of the defined benefit pension plans was 13.6 years (December 31, 2010 — 13.0 years; January 1, 2010 — 13.1 years) and of the other defined benefit plans was 7.0 years (December 31, 2010 — 7.1 years; January 1, 2010 — 6.8 years).

Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations

Information concerning the Company’s defined benefit plans’ target asset allocations and actual asset allocations is as follows:

	Pension benefit plans			Other benefit plans
	Target	Percentage of plan assets at		Target	Percentage of plan assets at
	allocation	end of year		allocation	end of year
	2012	2011	2010	2012	2011	2010
Equity securities	45-60%	56%	56%	—	—	—
Debt securities	35-45%	37%	38%	—	—	—
Real estate	4-8%	7%	6%	—	—	—
Other	0-2%	—	—	100%	100%	100%
		100%	100%		100%	100%

(e)          Employer contributions

The determination of the minimum funding amounts for substantially all of the Company’s registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

·                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces the Company’s minimum funding requirement of current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

·                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years.

The best estimates of fiscal 2012 employer contributions to the Company’s defined benefit plans are approximately $172 million (including a discretionary contribution of $100 million made in January 2012) for defined benefit pension plans and $NIL for other defined benefit plans. These estimates (other than for the discretionary contribution of $100 million made in January 2012) are based upon the mid-year 2011 annual funding reports that were prepared by actuaries using December 31, 2010, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2012.

(f)            Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

45

notes to consolidated financial statements

Demographic assumptions

The Company uses the 1994 Uninsured Pensioner Mortality Table (UP94 Table) and with generational projection for future mortality improvements using Mortality Table Projection Scale AA.

Financial assumptions

The discount rate, which is used to determine the accrued benefit obligation, is based on the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	2011	2010		2011	2010
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.25%	5.85	%(2)	4.97%	5.67	%(2)
Accrued benefit obligation as at December 31	4.50%	5.25%		4.50%	4.97%

Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.00%	7.25	%(2)	2.50%	2.50	%(2)
Accrued benefit obligation as at December 31	6.75%	7.00%		2.50%	2.50%

Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00	%(2)	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%		—	—

(1)             The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (d)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

(2)             The rates used to determine the net benefit costs for the year ended December 31, 2010, are equal to the rates used to determine the accrued benefit obligation as at January 1, 2010.

	Pension benefit plans		Other benefit plans
2011 sensitivity(1) of key assumptions (year ended, or as at, December 31, 2011) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 25 basis point decrease(2) in:
Discount rate	$262	$—	$1	$—
Expected long-term rate of return on plan assets		$17		$—
Rate of future increases in compensation	$27	$4	$—	$—

(1)            The sensitivities in this table are not comparable to those disclosed by the Company in previous periods due to the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

(2)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(g)         Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2011	2010
Union pension plan and public service pension plan contributions	$27	$27
Other defined contribution pension plans	39	34
	$66	$61

The Company expects that its 2012 union pension plan and public service pension plan contributions will be approximately $27 million.

46

notes to consolidated financial statements

15            property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
	(adjusted – Note 25(d))
At cost
As at January 1, 2010	$22,141	$2,244	$13	$1,644	$49	$431	$26,522
Additions(1)	443	15	10	35	—	840	1,343
Dispositions, retirements and other	(568)	(13)	(2)	(182)	—	—	(765)
Reclassifications	675	105	—	53	—	(833)	—
As at December 31, 2010	22,691	2,351	21	1,550	49	438	27,100
Additions(1)	502	19	1	41	7	887	1,457
Additions arising from business acquisitions (Note 16(e))	—	11	—	7	—	—	18
Dispositions, retirements and other	(206)	(7)	1	(51)	(1)	—	(264)
Reclassifications	779	99	—	75	—	(953)	—
As at December 31, 2011	$23,766	$2,473	$23	$1,622	$55	$372	$28,311

Accumulated depreciation
As at January 1, 2010	$16,040	$1,333	$9	$1,308	$—	$—	$18,690
Depreciation	1,088	118	2	131	—	—	1,339
Dispositions, retirements and other	(573)	(8)	(1)	(178)	—	—	(760)
As at December 31, 2010	16,555	1,443	10	1,261	—	—	19,269
Depreciation	1,091	121	2	117	—	—	1,331
Dispositions, retirements and other	(218)	(4)	8	(39)	—	—	(253)
As at December 31, 2011	$17,428	$1,560	$20	$1,339	$—	$—	$20,347

Net book value
As at January 1, 2010	$6,101	$911	$4	$336	$49	$431	$7,832
As at December 31, 2010	$6,136	$908	$11	$289	$49	$438	$7,831
As at December 31, 2011	$6,338	$913	$3	$283	$55	$372	$7,964

(1)             For the year ended December 31, 2011, additions include $15 (2010 — $12) in respect of asset retirement obligations.

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at December 31, 2011, was $3.0 billion (December 31, 2010 — $3.0 billion; January 1, 2010 — $2.6 billion).

As at December 31, 2011, the Company’s contractual commitments for the acquisition of property, plant and equipment were $188 million over a period through to 2013 (December 31, 2010 — $170 million over a period through to 2013).

47

notes to consolidated financial statements

16            intangible assets and goodwill

(a)          Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
							(adjusted – Note 25(d))
At cost
As at January 1, 2010	$245	$137	$2,408	$104	$158	$3,052	$4,867	$7	$4,874	$7,926	$3,936	$11,862
Additions	—	—	38	8	344	390	—	—	—	390	—	390
Dispositions, retirements and other	—	—	(213)	—	—	(213)	—	—	—	(213)	—	(213)
Reclassifications	—	—	262	—	(262)	—	—	—	—	—	—	—
As at December 31, 2010	245	137	2,495	112	240	3,229	4,867	7	4,874	8,103	3,936	12,039
Additions	—	—	39	4	347	390	—	—	—	390	—	390
Additions arising from business acquisitions (e)	—	60	1	—	—	61	—	—	—	61	110	171
Dispositions, retirements and other	—	—	(256)	(23)	—	(279)	—	—	—	(279)	(21)	(300)
Reclassifications	—	—	422	—	(422)	—	—	—	—	—	—	—
As at December 31, 2011	$245	$197	$2,701	$93	$165	$3,401	$4,867	$7	$4,874	$8,275	$4,025	$12,300
Accumulated amortization
As at January 1, 2010	$52	$27	$1,605	$76	$—	$1,760	$—	$—	$—	$1,760	$364	$2,124
Amortization	6	14	378	4	—	402	—	—	—	402	—	402
Dispositions, retirements and other	—	—	(211)	—	—	(211)	—	—	—	(211)	—	(211)
As at December 31, 2010	58	41	1,772	80	—	1,951	—	—	—	1,951	364	2,315
Amortization(2)	6	19	431	4	—	460	—	—	—	460	19	479
Dispositions, retirements and other	—	—	(267)	(22)	—	(289)	—	—	—	(289)	(19)	(308)
As at December 31, 2011	$64	$60	$1,936	$62	$—	$2,122	$—	$—	$—	$2,122	$364	$2,486
Net book value
As at January 1, 2010	$193	$110	$803	$28	$158	$1,292	$4,867	$7	$4,874	$6,166	$3,572	$9,738
As at December 31, 2010	$187	$96	$723	$32	$240	$1,278	$4,867	$7	$4,874	$6,152	$3,572	$9,724
As at December 31, 2011	$181	$137	$765	$31	$165	$1,279	$4,867	$7	$4,874	$6,153	$3,661	$9,814

(1)    Accumulated amortization of goodwill is amortization recorded prior to 2002.

(2)    Includes a goodwill impairment relating to an immaterial Wireline segment subsidiary classified as held for sale at, and disposed of subsequent to, December 31, 2011.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2011, was $662 million (December 31, 2010 — $772 million; January 1, 2010 — $752 million).

As at December 31, 2011, the Company’s contractual commitments for the acquisition of intangible assets were $142 million over a period through to 2018 (December 31, 2010 — $134 million over a period through to 2018).

48

notes to consolidated financial statements

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at December 31, 2011, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2012	$406
2013	248
2014	104
2015	44
2016	32

(c)          Intangible assets with indefinite lives — spectrum licences

The Company’s intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. The Company’s spectrum licences are expected to be renewed every 20 years (December 31, 2010 — every 5 years or every 10 years; January 1, 2010 — every 5 years or every 10 years) following a review by Industry Canada of the Company’s compliance with licence terms. In addition to current usage, the Company’s licensed spectrum can be used for planned and new technologies. As a result of the combination of these significant factors, the Company’s spectrum licences are currently considered to have indefinite lives.

(d)          Impairment testing of intangible assets with indefinite lives and goodwill

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives			Goodwill			Total
As at (millions)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Wireless	$4,874	$4,874	$4,874	$2,644	$2,606	$2,606	$7,518	$7,480	$7,480
Wireline	—	—	—	1,017	966	966	1,017	966	966
	$4,874	$4,874	$4,874	$3,661	$3,572	$3,572	$8,535	$8,446	$8,446

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimates. In the normal course, changes are made to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes in the Company’s debt ratings.

The cash flow projection key assumptions are based upon the Company’s approved financial forecasts which span a period of three years and are discounted, for December 2011 annual test purposes, at a consolidated pre-tax notional rate of 9.39% (December 2010 — 9.49%; January 1, 2010 — 8.89%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated, for December 2011 annual test purposes, using perpetual growth rates of 1.75% (December 2010 — 1.75%; January 1, 2010 — 1.75%) for the wireless cash-generating unit and zero (December 2010 — zero; January 1, 2010 — zero) for the wireline cash-generating unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which the Company operates.

The Company validates its value in use results through the use of the market-comparable approach and analytical review of industry and Company-specific facts. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the cash-generating units is reasonable based on current market values of the Company.

The Company believes that any reasonably possible change in the key assumptions on which its cash-generating units recoverable amounts are based would not cause the cash-generating units’ carrying amounts (including the

49

notes to consolidated financial statements

intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Sensitivity testing was conducted as a part of the December 2011 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)         Business acquisitions

Transactel (Barbados) Inc.

During the three-month period ended March 31, 2011, the Company acquired control of Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities, and acquiring multi-site redundancy in support of other facilities. The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquiree in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the assembled workforce; the established operation with certain capabilities in the industry; and the geographic location of the acquiree). The amount assigned to goodwill is not expected to be deductible for tax purposes.

The Company’s investment in Transactel (Barbados) Inc. is summarized as follows:

	Interest in Transactel (Barbados) Inc. attributable to:
	Common Shares and Non-Voting Shares		Non-controlling interest(2)		Total
($ in millions)		Economic interest		Economic interest		Economic interest
December 2008 tranche
Cash	$19
Contingent consideration	10
	29	29.99%
January 2011 tranche	20	21.01%
Equity accounting adjustments through February 1, 2011	(2)
	47	51.00%
Gain on 51% interest re-measured at acquisition-date fair value	16
Relative acquisition-date (February 1, 2011) fair values	63	51.00%	$60	49.00%	$123	100.00%
May 2011 equity transaction(1)	56	44.00%	(56)	(44.00)%	—	—
	$119	95.00%	$4	5.00%	$123	100.00%

(1)             The difference between the amount paid by the Company for the incremental 44% economic interest and the associated proportionate share of the non-controlling interest in the net assets of Transactel (Barbados) Inc. was recorded as a credit to retained earnings in the Consolidated Statements of Changes in Owners’ Equity.

(2)             The non-controlling interest at December 31, 2011, is included in the Consolidated Statements of Financial Position as a non-current provision due to the provision of a written put option for the 5% economic interest not owned by the Company.

The acquisition was effected as follows:

·                  On December 22, 2008, the Company acquired an initial 29.99% economic interest in Transactel (Barbados) Inc. for $19 million cash. Additional contingent consideration could become payable depending upon Transactel (Barbados) Inc. earnings for the year ended December 31, 2011.

Concurrent with acquiring the initial interest in Transactel (Barbados) Inc., the Company provided two written put options to the vendor. The first written put option became exercisable on December 31, 2009, expiring June 30, 2011, and allowed the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel (Barbados) Inc. would become 51% assuming the written put option was exercised in full). The second written put option became exercisable on December 31, 2010, it had no expiry, and it allowed the vendor to put whatever interest was not put under the first written put option plus up to an incremental 44% economic interest to the Company. The written put options set out the share pricing methodology, which was dependent upon Transactel (Barbados) Inc. future earnings.

50

notes to consolidated financial statements

The vendor provided the Company with two purchased call options which substantially mirrored the written put options except that they were only exercisable upon Transactel (Barbados) Inc. achieving certain business growth targets.

The Company initially accounted for its investment in Transactel (Barbados) Inc. using the equity method.

·                  On January 7, 2011, the Company exercised its first purchased call option to acquire an additional 21.01% economic interest in Transactel (Barbados) Inc. from the vendor for $20 million cash.

Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel (Barbados) Inc. using the equity method. Transactel (Barbados) Inc.’s board of directors “super-majority” provisions affected the Company’s assessment of control as the continuing power to determine the strategic operating, investing and financing policies of Transactel (Barbados) Inc. resided with the board of directors “super-majority”. Although the Company had the right to elect a simple majority of the board of directors at the direct 51% economic interest level, the vendor’s remaining direct 49% economic interest effectively had a veto right over the strategic operating, investing and financing policies of Transactel (Barbados) Inc. and thus the Company did not have the control necessary to apply consolidation accounting.

·                  Subsequently in the first quarter of 2011, Transactel (Barbados) Inc. achieved the business growth target necessary for the Company to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date). The effects of the second purchased call option exercise included that the Company:

·                  accounted for its 51% economic interest in Transactel (Barbados) Inc. on a consolidated basis (as the vendor no longer had an effective veto over the strategic operating, investing and financing policies of Transactel (Barbados) Inc.) and thus included Transactel (Barbados) Inc.’s results in the Company’s Wireline segment effective February 1, 2011;

·                  was required to re-measure its pre-acquisition 51% economic interest at acquisition-date fair value, resulting in the recognition of a gain of $16 million (see Note 6) (such gain being net of a contingent consideration liability estimate of $10 million; concurrent with preparing the Company’s 2011 financial statements, the contingent consideration liability was confirmed at $9 million, as discussed further in Note 19(a), and the gain was thus revised to $17 million);

·                  was required to initially measure the non-controlling interest’s 49% economic interest at acquisition-date fair value, resulting in an increase of $60 million in the non-controlling interest; and

·                  recorded, in the second quarter of 2011, a post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash.

Concurrent with acquiring the incremental 44% economic interest, the Company provided a written put option to the vendor. This third written put option becomes exercisable on December 22, 2015, and allows the vendor to put the remaining 5% economic interest to the Company (the Company’s effective interest in Transactel (Barbados) Inc. would become 100%). The written put option sets out that the pricing methodology is to use an independent party using common practice valuation techniques. Also concurrently, the vendor has provided the Company with a purchased call option which substantially mirrors the third written put option.

TELUS-branded wireless dealership businesses

During the year ended December 31, 2011, the Company acquired 100% ownership of certain TELUS-branded wireless dealership businesses for $81 million cash ($81 million net of cash acquired). There was no contingent consideration in the transactions. The investments were made with a view to enhancing the Company’s distribution of wireless products and customer services across Western Canada.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring established businesses in multiple locations). Approximately $16 million assigned to goodwill during the year ended December 31, 2011, may be deductible for tax purposes.

51

notes to consolidated financial statements

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed are as set out in the following table:

	Transactel	TELUS-branded wireless dealership
As at (millions)	(Barbados) Inc. February 1, 2011	businesses Various 2011
Assets
Current assets
Accounts receivable(1)	$25	$2
Other	5	1
	30	3
Non-current assets
Property, plant and equipment	12	6
Intangible assets
Intangible assets subject to amortization(2)
Customer contracts, related customer relationships and leasehold interests	21	39
Software	1	—
	22	39
Deferred income taxes	—	2
Total non-current assets	34	47
Total identifiable assets acquired	64	50
Liabilities
Current liabilities	13	5
Non-current liabilities
Other long-term liabilities	—	1
Deferred income taxes	—	1
Total non-current liabilities	—	2
Total liabilities assumed	13	7
Net identifiable assets acquired	51	43
Goodwill	72	38
Net assets acquired	$123	$81
Acquisition effected by way of:
Cash consideration	$—	$81
Re-measured pre-acquisition 51% interest at acquisition-date fair value(3)	63	Not applicable
	63	81
Non-controlling interest measured at fair value(4)	60	Not applicable
	$123	$81

(1)             The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)             The customer contracts and the related customer relationships and the software acquired in conjunction with Transactel (Barbados) Inc. are being amortized over periods of six years and three years, respectively. The customer contracts, related customer relationships and leasehold interests acquired in conjunction with the TELUS-branded wireless dealership businesses are being amortized over a period of six years.

(3)             Re-measurement of the Company’s previously held 51% economic interest resulted in the recognition of an acquisition-date gain of $16 which is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Other operating income (see Note 6). The previously held 51% economic interest was comprised of an initial 29.99% acquired December 22, 2008, and a 21.01% economic interest obtained January 7, 2011.

The acquisition-date fair value of the Company’s 51% interest included the recognition of $10 for contingent consideration, which was contractually based upon a multiple of an estimate of Transactel (Barbados) Inc. fiscal 2011 earnings in excess of a threshold amount.

Concurrent with preparing the Company’s 2011 financial statements, the contingent consideration liability was confirmed at $9, as discussed further in Note 19(a), and the gain was thus revised to $17.

(4)             The remaining non-controlling interest, representing a 49% economic interest, had a fair value of $60 as of February 1, 2011 (acquisition-date fair value). The non-controlling interest fair value (the recorded amount of which is based upon net assets acquired) was determined by discounted cash flows. The fair value estimate is based upon: a going-concern basis; market participant synergies; a perpetuity terminal value based on sustaining cash flows; and costs (taxes) associated with future repatriation of funds.

52

notes to consolidated financial statements

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal years presented.

Years ended December 31	2011		2010
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
			(adjusted – Note 25(c))
Operating revenues	$10,397	$10,419	$9,792	$9,891
Net income	$1,215	$1,208	$1,052	$1,045
Net income per Common Share and Non-Voting Share
– Basic	$3.76	$3.73	$3.27	$3.26
– Diluted	$3.74	$3.71	$3.27	$3.25

(1)             Operating revenues and net income for the year ended December 31, 2011, include $39 and $NIL, respectively, in respect of the acquisition of Transactel (Barbados) Inc. Operating revenues and net income (loss) for the year ended December 31, 2011, include $11 and $(2), respectively, in respect of the acquisition of the TELUS-branded wireless dealership businesses.

(2)             Pro forma amounts for the years ended December 31, 2011 and 2010, reflect Transactel (Barbados) Inc. and the TELUS-branded wireless dealership businesses. The pro forma amounts for the year ended December 31, 2010, do not reflect a re-measurement gain on the 29.99% interest in Transactel (Barbados) Inc. that the Company held during that period. Transactel (Barbados) Inc. was acquired on February 1, 2011, and the TELUS-branded wireless dealership businesses were acquired on various dates in 2011; their results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17            real estate joint venture

(a)          General

In the first quarter of 2011, the Company announced that it has partnered in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia, which will result in the Company having a new national headquarter premises, scheduled for completion in 2015. The new-build office tower is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the residential condominium tower (also new-build) is to be built to the LEED Gold standard.

The Company expects to account for its 50% interest in the real estate joint venture using the equity method.

(b)          Commitments

Operating lease

Subsequent to December 31, 2011, the Company entered into an operating lease for its new national headquarter premises with the real estate joint venture at market rates. Operating lease payments for the initial term of 15 years total $163 million, including occupancy costs of $63 million.

Construction credit facilities

Subsequent to December 31, 2011, the real estate joint venture received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects; the facilities bear interest at bankers’ acceptance rate or prime rate, plus applicable margins.

As at February 23, 2012, no amounts had been advanced under the facilities.

53

notes to consolidated financial statements

18            short-term borrowings

On July 26, 2002, TELUS subsidiary TELUS Communications Inc. (see Note 23(a)) entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (December 31, 2010 — $500 million; January 1, 2010 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When the Company sells its trade receivables, it retains reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2011, the Company had transferred, but continued to recognize, trade receivables of $456 million (December 31, 2010 — $465 million; January 1, 2010 — $598 million). Short-term borrowings of $400 million (December 31, 2010 — $400 million; January 1, 2010 — $500 million) are comprised of amounts loaned to the Company from the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on the Company’s bilateral bank facilities.

19            provisions

(a)          General

(millions)	Regulatory	Asset retirement obligation	Employee related (b)	Other (b)	Total
		(adjusted – Note 25(d))
As at January 1, 2010	$149	$70	$150	$21	$390
Addition	22	12	70	20	124
Reversal	—	—	(8)	(3)	(11)
Interest effect	—	4	—	—	4
Use	(67)	(1)	(107)	(6)	(181)
As at December 31, 2010	104	85	105	32	326
Addition	—	15	20	101	136
Reversal	—	—	(15)	(12)	(27)
Interest effect	—	4	—	—	4
Use	(104)	—	(73)	(52)	(229)
As at December 31, 2011	$—	$104	$37	$69	$210
Current	$147	$3	$137	$12	$299
Non-current	2	67	13	9	91
As at January 1, 2010	$149	$70	$150	$21	$390
Current	$—	$3	$95	$24	$122
Non-current	104	82	10	8	204
As at December 31, 2010	$104	$85	$105	$32	$326
Current	$—	$3	$36	$49	$88
Non-current	—	101	1	20	122
As at December 31, 2011	$—	$104	$37	$69	$210

Regulatory

In 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, which resulted in the creation of non-high cost serving area deferral accounts. The deferral account arises from the CRTC requiring the Company to defer the statement of income and other comprehensive income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. In order to extinguish the deferral account liability, the Company will be: expanding broadband services in its incumbent local exchange carrier territories to rural and remote communities; enhancing accessibility to telecommunications services for individuals with disabilities; and rebating the balance of the deferral account to local residential customers in non-high cost serving areas. The CRTC rendered its final decision on the use of the deferral account in August 2010. The decision required $54 million in customer rebates to be effected by February 2011, and the remaining $111 million is to be applied to providing broadband services and initiatives for the disabled, both of which are to be completed by 2014. The amounts used, rebated, to be applied in the next twelve months or for which the timing or amount are no longer uncertain are reflected in the table above as a use.

54

notes to consolidated financial statements

Asset retirement obligation

As discussed further in Note 1(r), the Company recognizes liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in (b) following). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes disputes and non-employee related restructuring activities (as discussed further in (b) following), as well as a written put option related to a business acquisition. As discussed further in Note 22(d), the Company is involved in a number of legal disputes and is aware of certain possible legal disputes. In respect of legal disputes, the Company has established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined. As discussed further in Note 16(e), the Company incurred a liability for contingent consideration in connection with acquiring an initial 29.99% economic interest in Transactel (Barbados) Inc. in December 2008; as at December 31, 2011, the timing and amount of the contingent consideration are no longer uncertain and thus the amount to be paid is reflected in the table above as a use and the difference of $1 million is reflected as a reversal. Also as discussed further in Note 16(e), the Company provided a written put option in respect of the remaining 5% non-controlling interest in Transactel (Barbados) Inc.; cash outflows are not expected to occur prior to initial exercisability of the written put option on December 22, 2015. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

(b)          Restructuring

Employee related provisions and other provisions, in (a) preceding, include amounts in respect of restructuring activities. In 2011, restructuring activities included ongoing efficiency initiatives such as:

·                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

·                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

·                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

·                  decommissioning uneconomic services and products; and

·                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

55

notes to consolidated financial statements

	2011			2010
				(adjusted – Note 25(c))
Years ended December 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$7	$—	$7	$39	$—	$39
Involuntary	11	—	11	28	—	28
Other	—	22	22	—	16	16
Reversal
Workforce
Voluntary	(5)	—	(5)	—	—	—
Involuntary	—	—	—	(3)	—	(3)
	13	22	35	64	16	80
Use
Workforce
Voluntary	45	—	45	42	—	42
Involuntary and other	27	—	27	61	—	61
Other	—	11	11	—	2	2
	72	11	83	103	2	105
Expenses greater (less) than disbursements	(59)	11	(48)	(39)	14	(25)
Other	—	—	—	—	1	1
	(59)	11	(48)	(39)	15	(24)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	95	16	111	134	1	135
Balance, end of period	$36	$27	$63	$95	$16	$111

(1)             The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in (a) preceding.

These initiatives were intended to improve the Company’s long-term operating productivity and competitiveness. The Company expects that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

The Company’s estimate of restructuring costs for 2012 is approximately $25 million.

56

notes to consolidated financial statements

20            long-term debt

(a)          Details of long-term debt

As at ($ in millions)				December 31,	December 31,	January 1,
Series	Rate of interest		Maturity	2011	2010	2010
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$—	$736	$1,411
CB	5.00	%(1)	June 2013	300	299	299
CC	4.50	%(1)	March 2012	300	300	299
CD	4.95	%(1)	March 2017	692	691	690
CE	5.95	%(1)	April 2015	498	498	498
CF	4.95	%(1)	May 2014	698	698	697
CG	5.05	%(1)	December 2019	991	990	989
CH	5.05	%(1)	July 2020	993	992	—
CI	3.65	%(1)	May 2016	595	—	—
				5,067	5,204	4,883
TELUS Corporation Commercial Paper	1.16%		Through April 2012	766	104	467
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	—	—	50
2	11.90	%(1)	November 2015	124	124	124
3	10.65	%(1)	June 2021	174	174	173
5	9.65	%(1)	April 2022	245	245	245
B	8.80	%(1)	September 2025	198	198	198
				741	741	790
TELUS Communications Inc. First Mortgage Bonds U	11.50	%(1)	July 2010	—	—	30
Finance leases				—	7	2
Long-Term Debt				$6,574	$6,056	$6,172
Current				$1,066	$847	$549
Non-current				5,508	5,209	5,623
Long-Term Debt				$6,574	$6,056	$6,172

(1)             Interest is payable semi-annually.

(2)             Principal face value of notes is U.S.$NIL (December 31, 2010 — U.S.$741; January 1, 2010 — U.S.$1,348).

(b)          TELUS Corporation notes

General

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

				Principal face amount		Redemption
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)(1)
5.00% Notes, Series CB	May 2006	June 2013	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	March 2012	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million	66
4.95% Notes, Series CF(2)	May 2009	May 2014	$999.96	$700 million	$700 million	71
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5

(1)             The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)             This series of notes requires the Company to make an offer to repurchase the series of notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

57

notes to consolidated financial statements

On July 27, 2010, the Company exercised its right to early and partially redeem, on September 2, 2010, U.S.$607 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $52 million.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $99 million.

2011 Cross Currency Interest Rate Swap Agreements

With respect to the 2011 (U.S. Dollar) Notes, U.S.$NIL (December 31, 2010 — U.S.$0.7 billion; January 1, 2010 — U.S.$1.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively converted the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements were highly rated financial institutions and the Company did not anticipate any non-performance. TELUS did not require collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar Notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at December 31, 2011, comprised a net derivative liability of $NIL (December 31, 2010 — $404 million; January 1, 2010 — $721 million), as set out in Note 4(h). The asset value of the swap agreements increased (decreased) when the statement of financial position date exchange rate increased (decreased) the Canadian dollar equivalent of the U.S. Dollar Notes.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facility

On November 3, 2011, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on November 3, 2016, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing committed credit facility prior to its expiry in May 2012.

TELUS Corporation’s credit facility expiring on November 3, 2016, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010; during the quarter ended September 30, 2010, the Company exercised its right to cancel the facility in its entirety. The credit facility was unsecured and bore interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at (millions)	Dec. 31, 2011	Dec. 31, 2010	January 1, 2010
Revolving credit facility expiring	Nov. 3, 2016	May 1, 2012	May 1, 2012	Dec. 31, 2010	Total
Net available	$1,234	$1,779	$1,410	$300	$1,710
Outstanding, undrawn letters of credit	—	117	123	—	123
Backstop of commercial paper	766	104	467	—	467
Gross available	$2,000	$2,000	$2,000	$300	$2,300

In addition to the ability to provide letters of credit pursuant to its $2.0 billion bank credit facility, the Company has $115 million of letter of credit facilities expiring mid-2013, all of which were utilized at December 31, 2011.

58

notes to consolidated financial statements

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and were secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds were non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the first mortgage bonds’ principal and interest.

(g)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2011, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2012	$1,066
2013	300
2014	700
2015	625
2016	600
Thereafter	3,324
Future cash outflows in respect of long-term debt principal repayments	6,615
Future cash outflows in respect of associated interest and like carrying costs(1)	2,107
Undiscounted contractual maturities (Note 4(c))	$8,722

(1)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2011.

21            Common Share and Non-Voting Share equity

(a)          Authorized share capital

As at December 31, 2011, December 31, 2010, and January 1, 2010, the Company’s authorized share capital consisted of one billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. Non-Voting Shares have conversion rights in certain instances, such as if there are changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there is no restriction on non-Canadians owning or controlling Common Shares of the Company. In that instance, shareholders have the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and the Company has the right to require conversion on the same basis.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

Subsequent to December 31, 2011, the Company announced that holders of its Common Shares and Non-Voting Shares will have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

59

notes to consolidated financial statements

(b)          Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Share option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	2011		2010
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	11,741,666	$37.83	11,057,916	$38.08
Granted	1,522,639	46.67	2,787,876	33.00
Exercised(1)	(2,963,147)	37.56	(1,329,351)	29.23
Forfeited	(617,796)	37.41	(614,941)	39.55
Expired	(109,661)	32.57	(159,834)	35.80
Outstanding, end of period	9,573,701	$39.41	11,741,666	$37.83

(1)             The total intrinsic value of share option awards exercised for the year ended December 31, 2011, was $35 million (2010 — $17 million) (reflecting a weighted average price at the dates of exercise of $49.48 per share (2010 — $41.88 per share)).

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2011	2010
Years ended December 31	Non-Voting Shares	Common Shares		Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	745,340	96,526		440,073	536,599
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	—	25,225		451,652	476,877
Shares issued pursuant to use of share option award net-equity settlement feature	422,076	N/A	(1)	77,061	77,061
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	1,795,731	N/A	(1)	238,814	238,814
Share options exercised	2,963,147	121,751		1,207,600	1,329,351

(1)             Share option awards for Common Shares do not have a net-equity settlement feature.

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2011.

					Options exercisable
Options outstanding					Number of	Weighted average
Range of option prices				Total	shares	price
Low	$10.75	$29.70	$44.66	$10.75
High	$16.15	$44.20	$64.64	$64.64

Year of expiry and number of shares
2012	66,300	381,546	—	447,846	447,846	$36.03
2013	—	565,825	117,969	683,794	683,794	$44.18
2014	—	2,550	918,142	920,692	915,822	$56.50
2015	—	1,375,005	42,160	1,417,165	1,417,165	$43.76
2016	—	2,108,589	—	2,108,589	—	$—
2017	—	2,489,824	12,380	2,502,204	—	$—
2018	—	—	1,493,411	1,493,411	—	$—
	66,300	6,923,339	2,584,062	9,573,701	3,464,627
Weighted average remaining contractual life (years)	0.9	3.9	4.5	4.0
Weighted average price	$15.91	$35.57	$50.31	$39.41
Aggregate intrinsic value(1) (millions)	$3	$132	$13	$148

Options exercisable
Number of shares	66,300	2,324,926	1,073,401	3,464,627
Weighted average remaining contractual life (years)	0.9	2.2	2.2	2.2
Weighted average price	$15.91	$42.85	$55.36	$46.21
Aggregate intrinsic value(1) (millions)	$3	$27	$1	$31

(1)             The aggregate intrinsic value is calculated upon the December 31, 2011, per share price of $54.64 for Non-Voting Shares.

60

notes to consolidated financial statements

As at December 31, 2011, approximately 28 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

22            commitments and contingent liabilities

(a)          Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As set out in Note 19(b), the Company has consolidated administrative real estate and, in some instances, this has resulted in sub-letting land and buildings. The future minimum lease payments under finance leases and operating leases are as follows:

	Operating lease payments					Operating lease receipts
	Land and buildings(1)			Vehicles and		from sub-let
Years ending December 31 (millions)	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2012	$179	$92	$271	$16	$287	$11
2013	165	88	253	8	261	14
2014	151	80	231	4	235	21
2015	136	76	212	3	215	20
2016	123	73	196	1	197	18
Thereafter	665	466	1,131	—	1,131	82
Total future minimum lease payments as at December 31, 2011	$1,419	$875	$2,294	$32	$2,326	$166

(1)             Subsequent to December 31, 2011, the Company entered into a lease for its new national headquarter premises from a real estate joint venture as set out in Note 17(b); the associated operating lease payments, totalling $163 (including occupancy costs of $63), have not been included in this table.

		Operating lease payments					Operating lease receipts
	Finance	Land and buildings			Vehicles and		from sub-let
Years ending December 31 (millions)	lease payments	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2011	$8	$169	$96	$265	$20	$285	$7
2012	—	153	88	241	12	253	12
2013	—	142	87	229	6	235	12
2014	—	129	83	212	2	214	12
2015	—	118	81	199	1	200	12
Thereafter	—	661	484	1,145	1	1,146	15
Total future minimum lease payments as at December 31, 2010	8	$1,372	$919	$2,291	$42	$2,333	$70
Less imputed interest	1
Finance lease liability	$7

Of the amount in respect of land and buildings, as at December 31, 2011, approximately 56% (December 31, 2010 — 57%; January 1, 2010 — 55%) of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates that range from 2016 to 2026.

(b)          Concentration of labour

In 2010, TELUS commenced collective bargaining with the Telecommunications Workers Union to renew the collective agreement which expired November 19, 2010; the expired contract covered approximately 31% of the Company’s workforce as at December 31, 2010.

On April 11, 2011, the Telecommunications Workers Union and the Company reached a tentative agreement for a collective agreement subject to ratification by members of the Telecommunications Workers Union. On June 7, 2011, the Telecommunications Workers Union announced that its members voted to accept the April 11, 2011, tentative agreement. The terms and conditions of the new collective agreement are effective from June 9, 2011, to December 31, 2015; the contract covered approximately 27% of the Company’s workforce as at December 31, 2011.

(c)          Indemnification obligations

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other

61

notes to consolidated financial statements

than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2011, the Company has no liability recorded in respect of indemnification obligations.

(d)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain possible claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, possible claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the following items.

Certified class actions

Certified class actions against the Company include a class action brought in August 2004, in Saskatchewan, against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount; similar proceedings were commenced in other provinces. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench. The Company’s appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was filed on January 13, 2012. Since the enactment of opt-out class action legislation in Saskatchewan, Plaintiffs’ counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action. In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified. The Company believes that it has good defences to these actions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan (with similar proceedings having also been filed by plaintiffs’ counsel in Alberta) alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and possible claims received by the Company include notice of one claim that certain wireless products used on the Company’s network infringe two third-party patents. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

62

notes to consolidated financial statements

23        related party transactions

(a)   Investments in significant controlled entities

		December 31, 2011	December 31, 2010	January 1, 2010
As at	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%	100%
TELUS Communications Company	Canada	100%	100%	100%

(b)   Transactions with key management personnel

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2011	2010
Short-term benefits	$9	$11
Post-employment pension(1) and other benefits	3	3
Share-based compensation(2)	16	15
	$28	$29

(1)    The Company’s Executive Leadership Team members are members of the Company’s Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans (Note 14).

(2)    For the year ended December 31, 2011, share-based compensation is net of $2 (2010 — $5) of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, the Company made awards of share-based compensation in fiscal 2011 and 2010. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2011 and fiscal 2010 awards are included in the amounts in the table above.

Years ended December 31 (millions)	2011	2010
Total fair value at date of grant of:
Share options awarded	$—	$3
Restricted stock units awarded	15	7
	$15	$10

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
Restricted stock units	$12	$7	$5
Net-cash settlement feature for share options	—	3	2
Deferred share units(1)	22	18	12
	$34	$28	$19

(1)    The Company’s Directors Share Option and Compensation Plan provides that, in addition to their annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares or cash. Deferred share units entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares. Deferred share units are paid out and expire when a director ceases to be a director for any reason; during the year ended December 31, 2011, $3 (2010 — $NIL) was paid out. Subsequent to December 31, 2011, the Directors Share Option and Compensation Plan was amended such that a time-limited, deferred payout could be effected.

During the year ended December 31, 2011, key management personnel exercised 736,908 share options (2010 — 234,359 share options) which had an intrinsic value of $8 million (2010 — $3 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $50.48 (2010 — $42.85).

The Company’s key management personnel receive telecommunications services from the Company, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if the executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer and the Chief Financial Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in

63

notes to consolidated financial statements

lieu of annual cash bonus (other than for the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than other Company employees with respect to unvested share-based compensation, other than for the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

(c)   Transactions with defined benefit pension plans

During the years ended December 31, 2011 and 2010, the Company provided management and administrative services to its defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $5 million (2010 — $6 million).

As discussed further in Note 1(i) and Note 14(b), during the years ended December 31, 2011 and 2010, the Company leased real estate from one of its defined benefit pension plans.

During the years ended December 31, 2011 and 2010, the Company made employer contributions to its defined benefit pension plans as set out in the Consolidated Statements of Cash Flows.

24    additional financial information

(a)   Statement of financial position

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
Accounts receivable (adjusted — Note 25(d))
Customer accounts receivable	$1,178	$1,142	$1,057
Accrued receivables — customer	111	102	103
Allowance for doubtful accounts	(36)	(41)	(59)
	1,253	1,203	1,101
Accrued receivables — other	172	113	93
Other	3	2	1
	$1,428	$1,318	$1,195
Inventories(1)
Wireless handsets, parts and accessories	$307	$236	$226
Other	46	47	44
	$353	$283	$270
Other long-term assets (adjusted — Note 25(d))
Pension and other post-retirement assets	$—	$179	$251
Other	81	56	35
	$81	$235	$286
Accounts payable and accrued liabilities (adjusted — Note 25(d))
Accrued liabilities	$579	$555	$520
Payroll and other employee related liabilities	287	284	252
Restricted stock units liability	29	20	20
Accrual for net-cash settlement feature for share option awards (Note 13(b))	3	18	14
	898	877	806
Trade accounts payable	406	448	382
Interest payable	68	73	60
Other	47	79	88
	$1,419	$1,477	$1,336
Advance billings and customer deposits (adjusted — Note 25(d))
Advance billings	$575	$536	$470
Regulatory deferral accounts	24	62	—
Deferred customer activation and connection fees	32	35	40
Customer deposits	24	25	20
	$655	$658	$530
Other long-term liabilities (adjusted — Note 25(d))
Derivative liabilities (Note 4(h))	$—	$—	$721
Pension and other post-retirement liabilities	1,053	423	357
Other	116	123	131
Restricted stock units and deferred share units liabilities	35	29	38
	1,204	575	1,247
Regulatory deferral accounts	77	—	—
Deferred customer activation and connection fees	59	67	80
Deferred gain on sale-leaseback of buildings	3	7	7
	$1,343	$649	$1,334

(1)    Cost of goods sold for the year ended December 31, 2011 was $1,522 (2010 — $1,189).

64

notes to consolidated financial statements

(b)   Supplementary cash flow information

Years ended December 31 (millions)	2011	2010
Net change in non-cash working capital
Accounts receivable	$(79)	$(123)
Inventories	(69)	(13)
Prepaid expenses	(36)	(8)
Accounts payable and accrued liabilities	(47)	160
Income and other taxes receivable and payable, net	13	(214)
Advance billings and customer deposits	(3)	128
Provisions	(34)	(49)
	$(255)	$(119)
Long-term debt issued
TELUS Corporation Commercial Paper	$3,468	$2,725
Other	600	1,000
	$4,068	$3,725
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(2,806)	$(3,088)
Other	(1,140)	(1,031)
	$(3,946)	$(4,119)
Interest (paid)
Amount (paid) in respect of interest expense	$(378)	$(427)
Amount (paid) in respect of loss on redemption of long-term debt	—	(52)
	$(378)	$(479)

25        explanation of transition to IFRS-IASB

(a)   General

The Company’s date of transition to IFRS-IASB is January 1, 2010, and its date of adoption is January 1, 2011. The Company’s December 31, 2010, annual consolidated financial statements were the latest presented using previous non-IFRS-IASB compliant GAAP.

(b)   Exemption elections

International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, sets out the procedures that the Company must follow when it adopts IFRS-IASB for the first time as the basis for preparing its consolidated financial statements. The Company is required to establish its IFRS-IASB accounting policies as at December 31, 2011, and, in general, apply these retrospectively to determine the IFRS-IASB opening statement of financial position at its date of transition, January 1, 2010. This standard provides a number of optional exemptions to this general principle. These are set out below, together with a description in each case of the exemption taken by the Company.

Exemption	Exemption taken?	Comments

Business combinations	Yes

As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of business combinations, consolidation and non-controlling interests was aligned with IFRS-IASB effective January 1, 2009; business combinations prior to that date would be measured differently.

Share-based payment transactions	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Financial Reporting Standard 2, Share-based Payment) only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001 (which results in no difference from past application of pre-2011 Canadian GAAP).

Fair value or revaluation as deemed cost	No	The Company has chosen to measure its property, plant and equipment and intangible assets at historical cost (see Note 1(r)).

Leases	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of leases is aligned with IFRS-IASB.

65

notes to consolidated financial statements

Exemption	Exemption taken?	Comments

Employee benefits	Yes

The Company has chosen to recognize cumulative unamortized actuarial gains and losses, past service costs and transitional obligations and assets at the transition date as an adjustment to retained earnings on the same date.

Cumulative translation differences	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates) prospectively effective the date of transition to IFRS-IASB due to immateriality and will deem cumulative foreign currency translation differences to be zero as of the same date.

Assets and liabilities of subsidiaries, associates and joint ventures	No	As a consolidated entity, the Company first-time adopted IFRS-IASB concurrently.

Compound financial instruments	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of compound financial instruments is aligned with IFRS-IASB.

Designation of previously recognized financial instruments	No	The Company did not re-designate any of its previously recognized financial instruments.

Fair value measurement of financial assets or financial liabilities at initial recognition	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of the fair value measurement of financial assets and financial liabilities is aligned with IFRS-IASB.

Decommissioning liabilities included in the cost of property, plant and equipment	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities) prospectively effective the date of transition to IFRS-IASB due to immateriality.

Borrowing costs	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Accounting Standard 23, Borrowing Costs) prospectively effective the date of transition to IFRS-IASB due to immateriality.

66

notes to consolidated financial statements

(c)   Reconciliations — consolidated statement of income and other comprehensive income

Generally accepted accounting principles require that the Company’s comprehensive income previously reported at the end of the most recently completed annual period be reconciled to those amounts that would have been reported applying IFRS-IASB; the corresponding reconciliation is required for comparative periods as well. The following table provides the comprehensive reconciliations for the requisite period.

Year ended December 31, 2010 (millions except per share amounts)	As previously reported	Effect of transition to IFRS-IASB	As adjusted
OPERATING REVENUES	$9,779	$(9,779)	$—
Service	—	9,131	9,131
Equipment	—	611	611
	9,779	(37)	9,742
Other operating income	—	50	50
	9,779	13	9,792
OPERATING EXPENSES
Operations	6,062	(6,062)	—
Restructuring costs	74	(74)	—
Goods and services purchased	—	4,236	4,236
Employee benefits expense	—	1,906	1,906
Depreciation	1,333	6	1,339
Amortization of intangible assets	402	—	402
	7,871	12	7,883
OPERATING INCOME	1,908	1	1,909
Other expense, net	32	(32)	—
Financing costs	510	12	522
INCOME BEFORE INCOME TAXES	1,366	21	1,387
Income taxes	328	7	335
NET INCOME	1,038	14	1,052
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	54	—	54
Foreign currency translation arising from translating financial statements of foreign operations	—	—	—
	54	—	54
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)	—	(214)	(214)
	54	(214)	(160)
TOTAL COMPREHENSIVE INCOME	$1,092	$(200)	$892
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$1,034	$14	$1,048
Non-controlling interests	4	—	4
	$1,038	$14	$1,052
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$1,088	$(200)	$888
Non-controlling interests	4	—	4
	$1,092	$(200)	$892
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$3.23	$0.04	$3.27
Diluted	$3.22	$0.05	$3.27

67

notes to consolidated financial statements

The effects of the transition to IFRS-IASB on the line items in the preceding table can be classified into two categories: those that have recognition, measurement, presentation and/or disclosure effects for the Company, or those that have only presentation and/or disclosure effects for the Company.

Topic	Line items affected	Amount (increase (decrease), in millions except per share amounts)	Recognition, measurement, presentation and/or disclosure	Presentation and/or disclosure	Comments
Revenues	Operating revenues	$(9,779)		X	Previously, Canadian GAAP did not provide the same specificity of revenue categorization. IFRS-IASB requires the disclosure of specific categories of revenue.
	Operating revenues — service	$9,168
	Operating revenues — equipment	$611
	Other operating income	$2
	Other expense, net	$2

Government assistance	Operating revenues — services	$(37)		X

Previously, Canadian GAAP did not define government assistance to include receipts such as the high cost serving area portable subsidy. As well, previously, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery. IFRS-IASB requires these government assistance amounts to be categorized as Other operating income.

	Other operating income	$48
	Operating expenses — employee benefits expense	$11

Analysis of expenses and other expense, net, recognized in the statements of income and other comprehensive income	Operating expenses — operations	$(6,062)		X

Previously, Canadian GAAP did not provide the same level of specificity of expense analysis. IFRS-IASB requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach.

	Operating expenses — restructuring costs	$(74)
	Operating expenses — goods and services purchased	$4,228
	Operating expenses — employee benefits expense	$1,934
	Other expense, net	$(26)

Leasing (sales and leaseback transactions)	Operating expenses — goods and services purchased	$12	X

Previously, Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease. IFRS-IASB requires that, where the original sale was at fair value, the gain be recognized in income immediately.

	Income taxes	$(3)
	Net income	$(9)
	Net income per Common Share and Non-Voting Share
	Basic	$(0.03)
	Diluted	$(0.03)

Employee benefits — defined benefit pension plans	Operating expenses — employee benefits expense	$(39)	X

Previously, Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities. IFRS-IASB allows the Company to choose, and the Company has chosen, to recognize such balances at the transition date by way of an opening adjustment to retained earnings. As well, IFRS-IASB allows the Company to choose to charge actuarial gains and losses arising subsequent to the transition date to other comprehensive income.

	Income taxes	$11
	Net income	$28
	Net income per Common Share and Non-Voting Share
	Basic	$0.09
	Diluted	$0.09
	Other comprehensive income — employee defined benefit plans actuarial gains (losses)	$(214)

68

notes to consolidated financial statements

Topic	Line items affected	Amount (increase (decrease), in millions except per share amounts)	Recognition, measurement, presentation and/or disclosure	Presentation and/or disclosure	Comments
Decommissioning liabilities included in the cost of property, plant and equipment	Operating expenses — goods and services purchased	$(4)	X

Previously, Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates and the associated discount accretion was included with operations expenses. IFRS-IASB requires that the pre-existing discounted asset retirement obligation balance be re-measured every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs.

	Operating expenses — depreciation	$1
	Financing costs	$4
	Net income	$(1)
	Net income per Common Share and Non-Voting Share
	Basic	$—
	Diluted	$—

Impairment of assets	Operating expenses — depreciation	$5	X

Previously, Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized. IFRS-IASB requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have been the result had an impairment amount not initially been recognized. The impairment reversal recorded at the transition date thus results in increased depreciation expense.

	Income taxes	$(1)

	Net income	$(4)

	Net income per Common Share and Non-Voting Share
	Basic	$(0.01)
	Diluted	$(0.01)

Sale of trade receivables	Other expense, net	$(8)	X

Previously, Canadian GAAP de-recognized trade receivables sold to the arm’s-length securitization trust with which the Company transacts. IFRS-IASB does not de-recognize the trade receivables sold to the arm’s-length securitization trust with which the Company transacts and considers the sale proceeds to be short-term borrowings of the Company. Accordingly, IFRS-IASB requires that the expenses associated with the sale be presented as a component of financing costs.

	Financing costs	$8

69

notes to consolidated financial statements

(d)          Reconciliations — consolidated statements of financial position

Generally accepted accounting principles require that the Company’s shareholders’ equity previously reported at the date of transition to IFRS-IASB and at the end of the most recently completed annual period be reconciled to those amounts that would have been reported applying IFRS-IASB; the corresponding reconciliation is required for comparative periods as well. The following table provides the equity reconciliations for the requisite periods.

	January 1, 2010			December 31, 2010
As at (millions)	As previously reported	Effect of transition to IFRS-IASB	As adjusted	As previously reported	Effect of transition to IFRS-IASB	As adjusted
ASSETS
Current assets
Cash and temporary investments, net	$41	$—	$41	$17	$—	$17
Accounts receivable	694	501	1,195	917	401	1,318
Income and other taxes receivable	16	—	16	56	6	62
Inventories	270	—	270	283	—	283
Prepaid expenses and other	105	—	105	113	—	113
Derivative assets	1	—	1	4	—	4
	1,127	501	1,628	1,390	407	1,797
Non-current assets
Property, plant and equipment, net	7,729	103	7,832	7,722	109	7,831
Intangible assets, net	5,148	1,018	6,166	5,134	1,018	6,152
Goodwill, net	3,572	—	3,572	3,572	—	3,572
Other long-term assets	1,602	(1,316)	286	1,744	(1,509)	235
Investments	41	—	41	37	—	37
	18,092	(195)	17,897	18,209	(382)	17,827
	$19,219	$306	$19,525	$19,599	$25	$19,624
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$—	$500	$500	$—	$400	$400
Accounts payable and accrued liabilities	1,385	(49)	1,336	1,495	(18)	1,477
Income and other taxes payable	182	(8)	174	6	—	6
Restructuring accounts payable and accrued liabilities	135	(135)	—	111	(111)	—
Dividends payable	150	—	150	169	—	169
Advance billings and customer deposits	674	(144)	530	658	—	658
Provisions	—	299	299	—	122	122
Current maturities of long-term debt	82	467	549	743	104	847
Current portion of derivative liabilities	62	—	62	419	—	419
Current portion of deferred income taxes	294	(294)	—	348	(348)	—
	2,964	636	3,600	3,949	149	4,098
Non-current liabilities
Provisions	—	91	91	—	204	204
Long-term debt	6,090	(467)	5,623	5,313	(104)	5,209
Other long-term liabilities	1,271	63	1,334	638	11	649
Deferred income taxes	1,319	203	1,522	1,498	185	1,683
	8,680	(110)	8,570	7,449	296	7,745
Liabilities	11,644	526	12,170	11,398	445	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity
Common Shares	2,216	—	2,216	2,219	—	2,219
Non-Voting Shares	3,070	—	3,070	3,237	—	3,237
Contributed surplus	181	(14)	167	190	(14)	176
Retained earnings	2,159	(225)	1,934	2,551	(425)	2,126
Accumulated other comprehensive income (loss)	(72)	19	(53)	(18)	19	1
	7,554	(220)	7,334	8,179	(420)	7,759
Non-controlling interests	21	—	21	22	—	22
	7,575	(220)	7,355	8,201	(420)	7,781
	$19,219	$306	$19,525	$19,599	$25	$19,624

70

notes to consolidated financial statements

The effects of the transition to IFRS-IASB on the line items in the preceding table can be classified into two categories: those that have recognition, measurement, presentation and/or disclosure effects for the Company, or those that have only presentation and/or disclosure effects for the Company.

		Amount of effect (increase (decrease), in millions)		Recognition, measurement, presentation	Presentation
Topic	Line items affected	January 1, 2010	December 31, 2010	and/or disclosure	and/or disclosure	Comments
Sale of accounts receivable	Accounts receivable	$501	$401	X

Previously, Canadian GAAP de-recognized trade receivables sold to the arm’s-length securitization trust with which the Company transacts. IFRS-IASB does not de-recognize the trade receivables sold to the arm’s-length securitization trust with which the Company transacts and considers the sale proceeds to be short-term borrowings of the Company.

	Short-term borrowings	$500	$400
	Accounts payable and accrued liabilities	$(1)	$—
	Income and other taxes payable	$1	$—
	Retained earnings	$1	$1

Income taxes — current	Income and other taxes receivable	$—	$6		X

Previously, Canadian GAAP permitted offsetting current income tax assets and current income tax liabilities if they related to the same taxable entity and taxation authority. IFRS-IASB permits offsetting current income tax assets and current income tax liabilities only if there is a legal right of offset.

	Income and other taxes payable	$—	$6

Impairment of assets	Property, plant and equipment	$91	$86	X

Previously, Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized. IFRS-IASB requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have been the result had an impairment amount not initially been recognized.

Previously, Canadian GAAP required, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment separately. IFRS-IASB requires, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment as a part of the Wireless cash-generating unit. The result is that the $910 million impairment recorded by the Company in 2002 would not have been required under IFRS-IASB.

Previously, when Canadian GAAP introduced impairment of assets for intangible assets with indefinite lives, it concurrently ceased requiring their amortization and it did so on a prospective basis and thus the $108 million of associated amortization recorded to that point in time by the Company was not reversed. IFRS-IASB transitional rules require the amortization cessation to be accounted for retrospectively with the result being the reversal of the amortization previously recorded under Canadian GAAP.

	Intangible assets, net	$1,018	$1,018
	Deferred income taxes	$281	$280
	Retained earnings	$828	$824

71

notes to consolidated financial statements

		Amount of effect (increase (decrease), in millions)		Recognition, measurement, presentation	Presentation
Topic	Line items affected	January 1, 2010	December 31, 2010	and/or disclosure	and/or disclosure	Comments
Decommissioning liabilities included in the cost of property, plant and equipment	Property, plant and equipment	$12	$23	X

Previously, Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates and the associated discount accretion was included with operations expenses. IFRS-IASB requires that the pre-existing discounted asset retirement obligation balance be re-measured every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs.

	Non-current liabilities — provisions	$21	$33
	Deferred income taxes	$(2)	$(2)
	Retained earnings	$(7)	$(8)

Employee benefits — defined benefit plans	Other long-term assets	$(1,314)	$(1,504)	X

Previously, Canadian GAAP required that the accrued benefit assets (liabilities) of defined benefit plans, rather than their funded states, be presented in the statement of financial position. IFRS-IASB requires that the funded states of defined benefit plans be presented in the statement of financial position.

	Other long-term liabilities	$142	$200
	Deferred income taxes	$(379)	$(442)
	Retained earnings	$(1,077)	$(1,262)

Leasing (sales and leaseback transactions)	Accounts payable and accrued liabilities	$(6)	$(7)	X

Previously, Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease. IFRS-IASB requires that, where the original sale was at fair value, the gain be recognized in income immediately.

	Other long-term liabilities	$(31)	$(18)
	Deferred income taxes	$7	$4
	Retained earnings	$30	$21

Income taxes — deferred	Other long-term assets	$(2)	$(5)		X

Previously, Canadian GAAP classified taxable and deductible temporary differences arising from current assets and current liabilities as current deferred income tax liabilities and assets, respectively. IFRS-IASB requires that taxable and deductible temporary differences arising from current assets and current liabilities be classified as non-current deferred income tax liabilities and assets, respectively.

	Income and other taxes payable	$(9)	$(6)
	Current portion of deferred income taxes	$(294)	$(348)
	Deferred income taxes	$296	$345
	Contributed surplus	$(14)	$(14)
	Retained earnings	$19	$18

72

notes to consolidated financial statements

		Amount of effect (increase (decrease), in millions)		Recognition, measurement, presentation	Presentation
Topic	Line items affected	January 1, 2010	December 31, 2010	and/or disclosure	and/or disclosure	Comments
Provisions	Accounts payable and accrued liabilities	$(42)	$(11)	X

Previously, Canadian GAAP did not identify provisions as a specific subset of liabilities. IFRS-IASB requires that provisions be presented on the statement of financial position as a distinct line item and that the movements in each “class” of provisions be disclosed. Relative to previous Canadian GAAP, the application of IFRS-IASB may result in provisions being recognized sooner and for differing amounts. For the periods presented, the Company is not materially affected by the provision recognition and measurement differences between previous Canadian GAAP and IFRS-IASB.

	Restructuring accounts payable and accrued liabilities	$(135)	$(111)
	Advance billings and customer deposits	$(144)	$—
	Current liabilities — provisions	$299	$122
	Other long-term liabilities	$(48)	$(171)
	Non-current liabilities — provisions	$70	$171

Classification of long-term credit facility borrowings	Current maturities of long-term debt	$467	$104		X

Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility and which were subsequently “rolled over” (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt.

	Long-term debt	$(467)	$(104)

Cumulative translation differences	Retained earnings	$(19)	$(19)	X

At the date of transition to IFRS-IASB, as allowed by International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, the Company has elected to use the exemption which deems cumulative translation differences for all foreign operations to be zero at the date of transition.

	Accumulated other comprehensive income	$19	$19

(e)          Reconciliations — consolidated statement of cash flows

The Company’s consolidated statement of cash flows were not materially affected by the transition to IFRS-IASB.

73

TELUS CORPORATION

Management’s discussion and analysis

2011

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets for 2012 and related assumptions are described in Sections 1.4 and 1.5. Factors that could cause actual performance to differ materially include, but are not limited to:

·                  Competition including: continued intense competitive rivalry across all services among incumbent telecommunications companies, new entrant wireless operators, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; TELUS’ ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik High Speed™ Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

·                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation and acceleration of wireless voice ARPU declines such as through substitution to messaging and OTT applications such as Skype; and OTT IP services that may cannibalize TV and entertainment services.

·                  Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options and roll-out plans, including reliance on wireless reciprocal network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new LTE and tablet devices), new services and supporting systems; network reliability and change management; and successful upgrades of TELUS TV technology.

·                  Economic growth and fluctuations including: the strength and persistence of the economic recovery in Canada that may be influenced by international economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

·                  Capital expenditure levels in 2012 and beyond due to the Company’s wireless deployment strategy for future technologies including LTE, wireline broadband initiatives, Internet data centre (IDC) initiatives, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands.

·                  Financing and debt requirements including ability to carry out refinancing activities.

·                  Ability to sustain growth objectives to 2013 (including, over this timeframe, dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow). The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

·                  Regulatory approvals and developments including: the design and impact of future spectrum auctions (including the spectrum auction rules and cost of acquiring spectrum in the 700 MHz and 2.5/2.6 GHz bands); whether application and enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; increased foreign control of wireless entrants pending federal policy decisions on foreign ownership restrictions; interpretation and application of tower sharing and roaming rules; and possible adoption of consumer protection legislation by provinces whose non-harmonized rules create risk of significant compliance costs.

·                  Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement that expired at the end of 2011 (covering approximately 510 employees).

·                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, without losing customer service focus or negatively impacting client care.

·                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

·                  Tax matters including possible increases in certain provincial and/or federal corporate income tax rates.

·                  Business continuity events including human-caused threats such as electronic attacks, and natural disaster threats.

·                  Acquisitions or divestitures including realizing expected strategic benefits.

·                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in Management’s discussion and analysis (MD&A).

Management’s discussion and analysis

February 23, 2012

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the year ended December 31, 2011, and should be read together with TELUS’ Audited consolidated financial statements dated December 31, 2011. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section	Page	Description
1. Introduction	3	A summary of TELUS’ consolidated results for 2011, performance against 2011 targets, and presentation of targets for 2012
2. Core business and strategy	12	A discussion of TELUS’ core business and strategy, including examples of TELUS’ activities in support of its six strategic imperatives
3. Key performance drivers	15	A report on 2011 corporate priorities and an outline of 2012 priorities
4. Capabilities	17	Factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	22	A discussion of operating performance for 2011
6. Changes in financial position	34	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2011
7. Liquidity and capital resources	35	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	44	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9. General outlook	49	Expectations for the telecommunications industry in 2012
10. Risks and risk management	53	Risks and uncertainties facing TELUS and how the Company manages these risks
11. Definitions and reconciliations	76	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Audited consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy and telecommunications industry

Economic environment

The Bank of Canada maintained its target for the overnight borrowing rate at 1% in its January 2012 bank rate announcement. The Bank’s January 2012 Monetary Policy Report estimated economic growth of 2.4% for Canada in 2011. It also projected growth of 2.0% in 2012 and 2.8% in 2013, with the economy returning to full capacity by the third quarter of 2013.

Statistics Canada’s Labour Force Survey reported the December 2011 national unemployment rate had increased to 7.5% from 7.1% in September 2011, but was down slightly from 7.6% in December 2010 (see Section 10.11 Economic growth and fluctuations). In January 2012, the national unemployment rate edged up to 7.6%.

Telecommunications industry

The Company estimates that growth in Canadian telecommunications industry revenue (including TV revenue and excluding media revenue; see Competition overview in Section 4.1) was approximately 3% in 2011, driven by continued growth in the wireless sector.

Canadian wireless industry revenue and EBITDA growth for 2011 are estimated at approximately 4.5% and 2%, respectively. Increased competitive intensity from established national competitors and new entrants, as well as new smartphones and tablets, attracted an more than 1.6 million new industry subscribers in 2011, or an approximate 4.3 percentage point increase in penetration to just over 77% of the population. The wireless penetration rate in Canada is expected to increase further in 2012 by between 4.0 and 4.5 percentage points.

The Canadian wireline sector is expected to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain in wireline data, including Internet, and IP-based TV and entertainment services.

1.3 Consolidated highlights

Years ended December 31 ($ millions, unless noted otherwise)	2011	2010	Change
Consolidated statements of income
Operating revenues	10,397	9,792	6.2%
Operating income	1,968	1,909	3.1%
Income before income taxes	1,591	1,387	14.7%
Net income	1,215	1,052	15.5%

Basic earnings per share (1) (EPS) ($)	3.76	3.27	15.0%
Diluted EPS (1) ($)	3.74	3.27	14.4%
Cash dividends declared per share (1) ($)	2.205	2.00	10.3%

Average shares (1) outstanding - basic (millions)	324	320	1.3%
Consolidated statements of cash flows
Cash provided by operating activities	2,550	2,670	(4.5)%

Cash used by investing activities	1,968	1,731	13.7%
· Capital expenditures	1,847	1,721	7.3%

Cash used by financing activities	553	963	(42.6)%
Other highlights
Subscriber connections (2) (thousands)	12,728	12,253	3.9%
EBITDA (3)	3,778	3,650	3.5%
Adjusted EBITDA (3)(4)	3,761	3,650	3.0%
Adjusted EBITDA margin (%) (5)	36.2	37.3	(1.1	)pts.
Free cash flow (3)	997	939	6.2%
Net debt to EBITDA — excluding restructuring costs (times) (3)	1.8	1.8	—

Notations used in MD&A: n/a — Not applicable; n/m — Not meaningful; pts. — Percentage points.

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(3)             Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures

(4)             Adjusted EBITDA for 2011 excludes a $17 million gain on purchase of control of Transactel (Barbados) Inc.

(5)             Adjusted EBITDA margin is adjusted EBITDA divided by (Operating revenues excluding the 2011 gain on Transactel).

Operating highlights

·                  Consolidated Operating revenues increased by $605 million in 2011 when compared to 2010, surpassing $10 billion for the first time in 2011.

Service and equipment revenues increased by $583 million in 2011 when compared to 2010. Approximately 67% of the increase was due to the growth in wireless network revenue, which increased by 8.5% driven by growth in the number of subscribers, growth in data ARPU related to accelerated smartphone adoption, and increased roaming revenues. The remaining increase was due to: (i) growth in wireline data revenues resulting from TV and high-speed Internet subscriber growth and rate increases, increased equipment sales and revenues from implementation of recent large enterprise customer deals, as well as revenues from operations of Transactel (Barbados) Inc. consolidated since February 1, 2011 (see Partnering, acquiring and divesting in Section 2.2); and (ii) increased wireless equipment revenues driven by higher gross subscriber additions, increased retention volumes, device upgrade revenues, a larger proportion of higher-priced smartphones, as well as current year tablet sales. Partly offsetting growth in wireline data revenue is the continued decline in wireline legacy voice revenues as a result of competition and substitution to data and wireless services. Partly offsetting growth in wireless data revenue is the year-over-year decline in wireless voice revenue due to lower usage as customers move towards using more texting and data services and reducing voice calls, as well as competitive pricing.

Other operating income, presented as a separate component of revenues, increased by $22 million in 2011. The increase includes a $17 million non-cash gain on Transactel (Barbados) Inc. in 2011; the gain reflects a re-measurement at fair value when TELUS exercised its purchased call option and asserted control. Transactel operates call centres in Central America (see Partnering and acquiring in Section 2.2). The increase also includes higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral account for provisioning of broadband Internet service to a number of qualifying rural and remote communities, partly offset by lower portable subsidy revenues.

Consolidated Operating revenues excluding the non-cash Transactel gain increased by $588 million or 6.0% in 2011 when compared to 2010.

·                  Subscriber connections increased by 475,000 during 2011 (378,000 in 2010), as a result of 7.4% growth in wireless postpaid subscribers, 62% growth in TELUS TV subscribers, and a 4.6% increase in total Internet subscriptions, partly offset by a 6.9% decrease in wireless prepaid subscribers and a 3.9% decrease in total network access lines (NALs). Residential NAL losses in 2011 improved by 46,000 as a result of the positive effect of bundled service offers including Optik TV and Optik High Speed Internet services following their market launch in June 2010. Business NAL losses improved by 35,000 in 2011 as additions of wholesale lines partly offset the effects of increased competition in the small and medium business market and the ongoing conversion of voice lines to more efficient IP services. Wireline total subscriber connections increased by 107,000 in 2011 — the first such wireline increase since 2004.

The blended monthly wireless subscriber churn rate was 1.68% in 2011, up from 1.57% in 2010 due to the loss of a federal government wireless service contract to a low-priced bid from an incumbent competitor (a loss of approximately 77,000 subscribers, which added 11 basis points of churn in 2011).

Wireless blended ARPU was $59.10 in 2011, up 2.5% from the same period in 2010. The increase reflects the 38% growth in data ARPU resulting from increased use of data services and a higher penetration of smartphones, as well as increased roaming, partly offset by lower voice pricing and declining minutes of use. Quarterly blended ARPU has increased year over year for five consecutive quarters: 1.0% (Q4 2011), 3.0% (Q3 2011), 2.5% (Q2 2011), 2.7% (Q1 2011) and 1.9% (Q4 2010). Prior to the fourth quarter of 2010, blended ARPU had been declining since mid-2007.

·                  Operating income increased by $59 million in 2011 when compared to 2010. The increase in 2011 was mainly due to a $128 million increase in EBITDA that was partly offset by higher amortization expenses. Wireless EBITDA increased by $166 million, driven by 8.5% growth in network revenue that was partly offset by higher costs of subscriber acquisition and retention. Wireline EBITDA decreased by $38 million as growth in data services, lower restructuring costs and the $17 million Transactel gain were more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services.

TELUS’ adjusted EBITDA for 2011, which excludes the $17 million Transactel gain, increased by $111 million when compared to 2010. The adjusted EBITDA margin decreased by 1.1 percentage points due to margin pressures in both segments.

·                  Income before income taxes increased by $204 million in 2011 due to lower Financing costs and increased Operating income. Financing costs decreased by $145 million year over year primarily due to lower effective interest rates resulting from $1.6 billion of refinancing in the second quarter of 2011 and third quarter of 2010.

Income taxes increased by $41 million in 2011 mainly due to higher pre-tax income, partly offset by a lower blended statutory income tax rate.

·                  Net income increased by $163 million or over 15% in 2011 when compared to 2010. Excluding items shown in the following table, Net income increased by approximately $112 million or 10% in 2011.

Analysis of Net income

Years ended December 31 ($ millions)	2011	2010	Change
Net income	1,215	1,052	163
Deduct after-tax Transactel gain	(12)	—	(12)
Add back third quarter 2010 after-tax loss on redemption of debt	—	37	(37)
Add back third quarter 2010 after-tax regulatory financing charge	—	11	(11)
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 5.2)	(21)	(30)	9
Net income before above items (approximate)	1,182	1,070	112

·                  Basic earnings per share (EPS) increased by 49 cents or 15% in 2011. Excluding items shown in the following table, basic EPS increased by approximately 33 cents or 10% in 2011.

Analysis of basic EPS

Years ended December 31 ($)	2011	2010	Change
Basic EPS	3.76	3.27	0.49
Deduct after-tax Transactel gain	(0.04)	—	(0.04)
Add back third quarter 2010 after-tax loss on redemption of debt per share	—	0.12	(0.12)
Add back third quarter 2010 after-tax regulatory financing charge per share	—	0.03	(0.03)
Deduct net favourable income tax-related adjustments per share (see Section 5.2)	(0.06)	(0.09)	0.03
EPS before above items (approximate)	3.66	3.33	0.33

·                  Cash dividends declared per Common Share and Non-Voting Share in 2011 totalled $2.205, an increase of 20.5 cents or 10.3% when compared to 2010. On February 8, 2012, the Board of Directors declared a quarterly dividend of 58 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 2, 2012, to shareholders of record at the close of business on March 9, 2012. The 58 cent per share dividend declared for the first quarter of 2012 reflects an increase of 5.5 cents or 10.5% from the dividend one year earlier.

In addition, on February 21, 2012, the Board of Directors declared a quarterly dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012. The 61 cent per share dividend declared for the second quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model (see 2012 financing and capital structure management plans in Section 4.3). In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one-for-one basis (see Capital structure financial policies in Section 4.3) receives all requisite approvals and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

Liquidity and capital resource highlights

·                  TELUS had unutilized credit facilities of $1.28 billion at December 31, 2011, as well as $100 million availability under the Company’s trade receivables securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. On November 3, 2011, TELUS entered into a $2 billion bank credit facility expiring in 2016 with a syndicate of financial institutions. This new facility replaced the Company’s pre-existing committed credit facility that would have expired in May 2012.

·                  Net debt to EBITDA — excluding restructuring costs was 1.8 times at December 31, 2011, unchanged from December 31, 2010, as an increase in net debt since the beginning of the year was offset by improved EBITDA before restructuring costs. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

·                  Cash provided by operating activities decreased by $120 million in 2011 when compared to 2010, mainly due to the discretionary $200 million contribution to defined benefit pension plans in January 2011, as well as price cap deferral account rebate payments in 2011 in accordance with CRTC Telecom Decision 2010-639, partly offset by lower income tax payments, higher adjusted EBITDA and lower interest paid.

·                  Cash used by investing activities increased by $237 million in 2011 mainly due to a $126 million increase in capital expenditures (see Building national capabilities in Section 2.2) and acquisitions. Investments of $81 million were made in 2011 to purchase certain independent TELUS-branded wireless dealerships, and $20 million was invested to increase TELUS’ equity interest in Transactel (Barbados) Inc. (see Partnering, acquiring and divesting in Section 2.2).

·                  Cash used by financing activities decreased by $410 million in 2011 when compared to 2010, primarily due to debt reduction activities in 2010, partially offset by increased dividend payments in 2011. Dividend payments increased due to a higher dividend rate and the change in practice to purchasing shares for reinvested dividends on the market rather than issuing shares from treasury.

In the second quarter of 2011, the Company successfully closed a $600 million public offering of 3.65% five-year Notes. Proceeds from the issue, as well as cash provided by commercial paper issues, were used to fund the repayment of matured 8% U.S. dollar Notes and accrued interest, and settle associated cross currency interest rate swap agreements. The U.S. dollar Notes had an effective interest rate of 8.5%. In addition, financing activities for 2011 included the $51 million acquisition of an additional equity interest in Transactel made in the second quarter, which, being a cash flow that is a change in investment in a controlled entity that does not also result in a change in control, is presented as a financing activity in the Consolidated statement of cash flows when the entity concept of consolidation theory required by IFRS is applied.

·                  Free cash flow increased by $58 million in 2011 when compared to 2010, mainly due to higher EBITDA and lower interest and income tax payments, partly offset by higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011.

1.4 Performance scorecard (key performance measures)

TELUS achieved or exceeded three of its four original consolidated targets and all four of its original 2011 segment targets, announced on December 14, 2010. The consolidated target for capital expenditure levels was not met due to an acceleration of the Company’s timeline to commence building its urban LTE wireless network, success-based expenditures resulting from very strong Optik TV subscriber loadings, and accelerated software purchases at year-end. Targets for consolidated, wireless and wireline revenues were exceeded due to strong growth in data revenues, driven by successful efforts to win and retain wireless postpaid subscribers and expand the wireline TV and Internet subscriber bases, as well as price increases for TV and Internet. Achievement of the original consolidated EBITDA and earnings targets resulted from higher than targeted revenues offset by increased costs to acquire and retain wireless subscribers and increased programming and support costs for TELUS TV.

The Company updated annual guidance on August 5, 2011, increasing expected 2011 revenues and capital expenditures and reaffirming target ranges for EBITDA and basic EPS (see footnote 1 of the following Scorecard table). The August guidance was reaffirmed in the third quarter MD&A released on November 4, 2011, and in the 2012 financial targets news release and accompanying investor conference call on December 16, 2011. In December, management clarified that consolidated and segmented revenues were trending toward the top end of the respective guidance ranges, while consolidated EPS as well as consolidated and segmented EBITDAs were trending toward the middle of their respective guidance ranges. Management also indicated in December that capital expenditures were trending on the high side of approximately $1.8 billion for 2011. Except for capital expenditures, the August guidance revisions and December expectations were achieved.

The Company continues to follow its financial objectives, policies and guidelines, which include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline of 55 to 65% of sustainable earnings on a prospective basis. In addition, under the dividend growth model, and subject to the Board of Directors’ assessment and determination, the Company expects to continue with two dividend increases per year to 2013, which would on an annual basis provide an increase of circa 10%. The dividend growth model is not necessarily indicative of dividends beyond 2013. See Section 4.3 for the Company’s capital structure financial policies, results and plans.

The following Scorecard compares TELUS’ performance to original 2011 targets. It also presents targets for 2012, announced in the Company’s annual targets conference call and webcast held on December 16, 2011. See Section 1.5 Financial and operating targets for 2012 and Section 1.6 TELUS segment targets for additional information on expectations and assumptions for 2012. The 2012 targets, expectations and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

2011 performance
Scorecard	Actual results and growth	Original targets and expected growth	Result	2012 targets and expected growth
Consolidated
Revenues (1)	$10.397 billion 6.2%	$9.925 to $10.225 billion 1 to 4%	✓✓	$10.7 to $11.0 billion 3 to 6%
EBITDA (2)	$3.778 billion 3.5%	$3.675 to $3.875 billion 1 to 6%	✓	$3.8 to $4.0 billion 1 to 6%
EPS – basic	$3.76 15.0%	$3.50 to $3.90 7 to 19%	✓	$3.75 to $4.15 0 to 10%
Capital expenditures (1)(3)	$1.847 billion 7.3%	Approx. $1.7 billion	X	Approx. $1.85 billion
Wireless segment
Revenue (external) (1)	$5.462 billion 9.0%	$5.2 to $5.35 billion 4 to 7%	✓✓	$5.75 to $5.9 billion 5 to 8%
EBITDA	$2.186 billion 8.2%	$2.15 to $2.25 billion 6 to 11%	✓	$2.3 to $2.4 billion 5 to 10%
Wireline segment
Revenue (external) (1)	$4.935 billion 3.2%	$4.725 to $4.875 billion (1) to 2%	✓✓	$4.95 to $5.1 billion 0 to 3%
EBITDA	$1.592 billion (2.3)%	$1.525 to $1.625 billion (6)% to 0%	✓	$1.5 to $1.6 billion (6) to 1%

Exceeded target (✓✓); Met target (✓); Missed target (X).

(1)             On August 5, 2011, full-year guidance for 2011 was revised to: consolidated revenues of $10.225 to $10.425 billion (4 to 6% increase over 2010); wireless revenues of $5.4 to $5.5 billion (8 to 10% increase over 2010); wireline revenues of $4.825 to $4.925 billion (1 to 3% increase over 2010); and consolidated capital expenditures of approximately $1.8 billion (approximately 5% higher than 2010). Original targets were reaffirmed for consolidated EBITDA and EPS, and wireless and wireline EBITDAs.

(2)             EBITDA is a non-GAAP measure. See definition in Section 11.1.

(3)             Excluding any potential capital expenditures for wireless spectrum in 2012.

The following key assumptions were made at the time the 2011 targets were announced in December 2010. Preliminary pension assumptions were revised in the 2010 MD&A dated February 24, 2011, as noted.

Assumptions for 2011 original targets and results or expectations

Ongoing intense wireline and wireless competition in both business and consumer markets

Confirmed by: (i) Activities of the dominant Internet and TV service provider in Western Canada, Shaw Communications, such as the introduction of new generation PVRs, increases in certain Internet service speeds, more customization choices for TV, Internet and home phone services, and continued promotional discounts to new subscribers; (ii) wireless entrants pursuing subscriber growth by using forms of unlimited and flat-rate voice, text and data plans, as well as adopting a device subsidy approach and beginning to offer smartphones; and (iii) the loss of a federal government wireless contract to a low-priced bid by an incumbent competitor, which contributed 11 basis points to higher churn in 2011.

Despite ongoing intense competition, TELUS has experienced more moderate residential NAL losses due to the positive effect of bundling offers including Optik TV and Optik High Speed Internet services. TELUS has also experienced more moderate losses in business NALs in 2011 when compared to 2010, due in part to the implementation of wholesale lines in the first half of 2011.

Nine facilities-based wireless carriers operated in Canada in 2011: three established national companies (TELUS, Bell Mobility and Rogers Wireless); two provincial incumbents (SaskTel Mobility and MTS Mobility); and four new entrants (Wind, Videotron, Public Mobile and Mobilicity). The four new entrants expanded their market coverage in 2011, and captured more than one-third share of total market net additions in 2011 or about 4% of the cumulative subscriber market.

New entrant EastLink is expected to begin providing services in Atlantic Canada in 2012. In contrast, Shaw announced in September that it had stopped construction of a conventional wireless network and service in Western Canada due to high costs and other factors. Instead, Shaw announced that it is building metropolitan area Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

Continued downward re-pricing of legacy services

Confirmed. Ongoing price competition and net losses in network access lines, net of local rate increases were reflected in an 8.1% decline in wireline voice local revenues and a 10% decline in wireline long distance revenue.

Assumptions for 2011 original targets and results or expectations

Wireless industry penetration of the Canadian population to increase between 4.5 and 5.0 percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

The popularity of smartphones is confirmed, as evidenced by a smartphone adoption rate of 74% of TELUS’ fourth quarter gross postpaid additions, up from 46% in the fourth quarter of 2010. TELUS estimates the wireless industry penetration gain in 2011 is slightly lower than expected, at approximately 4.3 percentage points.

TELUS wireless domestic voice ARPU erosion offset by increases in data and international roaming ARPU growth

Confirmed. A 9.4% decline in voice ARPU was more than offset by a 38% increase in data ARPU, resulting in a 2.5% increase in blended ARPU. International roaming ARPU grew due to the expanding base of HSPA devices and new international roaming agreements. CDMA devices, which are a decreasing proportion of the subscriber base, have limited international roaming capability as few countries outside Canada and the United States implemented this technology.

Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Confirmed. Wireless COA per gross subscriber addition was $386 in 2011, up 10% from 2010, while total COA costs were $694 million in 2011, up 16% from 2010. Retention spending as a percentage of network revenue was 12.4% in 2011, up from 11.6% in 2010, while total retention costs were $626 million, up 17% from 2010. These increases were substantially caused by higher device subsidies arising from higher sales of smartphones and greater competitive intensity.

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in NAL-related revenues

Confirmed. See Building national capabilities in Section 2.2 for expansion and upgrade activities in 2011. Total subscriptions to TELUS TV and high-speed Internet increased by 271,000 in 2011, exceeding the 164,000 combined decrease in total NALs and dial-up Internet subscriptions for the same period. As a result, TELUS had its first increase in total wireline customer connections in seven years.

Total wireline data revenues increased by $310 million in 2011, including growth in revenue from Optik TV and Optik High Speed Internet services, which more than offset the $173 million net decline in legacy wireline voice local, long distance and other revenues.

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return estimated at 7.25% was subsequently set at 7% (25 basis points lower than 2010). The defined benefit pension plans net recovery was set at $34 million

Confirmed. The defined benefit pension plan recovery was $34 million in 2011. Defined benefit pension plan expenses (recoveries) are set at the beginning of the year.

Defined benefit pension plan contributions, including a $200 million discretionary contribution, were estimated to be $298 million in 2011, up from $137 million in 2010

Confirmed. Contributions to defined benefit plans were $298 million in 2011, including the $200 million discretionary contribution made in January 2011.

Efficiency initiatives expected to result in approximately $50 million in restructuring costs in 2011 ($80 million in 2010 (IFRS)). Incremental EBITDA savings for 2011, initially estimated at approximately $75 million, were subsequently revised to approximately $50 million (incremental savings of $134 million in 2010)

In 2011, restructuring costs were $35 million, comprised of people-related initiatives and other initiatives, including the consolidation of real estate. Incremental EBITDA savings were approximately $69 million.

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

Confirmed. Financing costs decreased by $145 million in 2011 due to a lower effective interest rate, lack of an early redemption charge as recorded in 2010 and, to a lesser extent, lower average debt.

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)

Confirmed. In 2011, the blended statutory income tax rate was 27.2%, while the effective tax rate was 23.6%.

Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

Confirmed. The Company revised its full-year expectation to the top half of the original target range on May 5, 2011, and subsequently, to $150 to $190 million on August 5, 2011. Cash income taxes paid net of refunds received were $150 million, comprised of instalments for 2011 and final payments for the 2010 tax year made early in 2011.

1.5 Financial and operating targets for 2012

The following discussion and assumptions apply to TELUS’ 2012 targets presented in the Scorecard in Section 1.4. The 2012 targets and assumptions were originally announced on December 16, 2011, in the Company’s annual financial targets news release and accompanying investor conference call and webcast.

For 2012, consolidated revenue and EBITDA are expected to benefit from TELUS’ continued strong execution in wireless and data. Basic earnings per share is targeted to be 0 to 10% higher due to operating earnings growth and lower financing costs.

TELUS wireless revenue is forecast to increase principally due to subscriber growth, and possible ARPU growth. Subscriber loading is expected to benefit from a Canadian wireless industry penetration gain similar to 2011 of approximately four to 4.5 percentage points. TELUS expects to continue to benefit from the Company’s HSPA+ and LTE network investments, resulting in continued growth in data and roaming revenues that will help offset continued declines in voice ARPU. Wireless EBITDA is expected to increase due to revenue growth, accompanied by continued large investments in smartphone customer acquisition and retention costs.

Wireline revenue is expected to reflect continued data revenue growth from Optik TV and high-speed Internet services, as well as from business services, offset by continued decreases in local and long distance service legacy revenues. Wireline EBITDA is expected to decrease, or post a slight increase, as growth in lower margin data services including Optik TV is not expected to fully offset declines in higher margin legacy services.

Consolidated capital expenditures are expected to be at about the same level as in 2011, or approximately $1.85 billion, driven by wireless capacity upgrades and ongoing deployment of a new LTE wireless network in urban markets. While wireline capital investments are expected to decline, TELUS intends to continue its broadband infrastructure expansion and upgrades to support strong ongoing growth in Optik TV and high-speed Internet services. This includes completing the overlay of VDSL2 technology in Western Canada and VDSL2 bonding in Eastern Quebec, as well as investing in new state-of-the-art Internet data centres to support market demand and internal requirements for cloud computing services. Due to revenue growth, consolidated capital intensity is expected to be approximately 17% of revenue in 2012, down from 18% in 2011.

TELUS made a $100 million discretionary special contribution to its defined benefit pension plans in January 2012. After including this contribution, TELUS’ aggregate funded position for its defined benefit pension plans is expected to be approximately 90% on a solvency basis. The accelerated discretionary contribution will benefit the 2012 pension recovery for accounting purposes and, since pension contributions are tax deductible, reduce cash taxes by approximately $25 million. The Company’s 2012 pension recovery was initially estimated to be $6 million and has been revised to an estimated $12 million, or $22 million lower than in 2011.

Assumptions for 2012 targets

Ongoing intense wireless and wireline competition in both business and consumer markets

Continued downward re-pricing of legacy services

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Ongoing investments for deployment of LTE wireless technology in urban markets

Wireline data revenue growth greater than legacy service revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber sales. Legacy service revenue declines reflect continued erosion in network access lines and long distance revenue

A preliminary pension accounting discount rate was confirmed at 4.5% (75 basis points lower than 2011) and the preliminary expected long-term return was estimated at 6.5% and subsequently set at 6.75% (25 basis points lower than 2011)

A discretionary pension contribution of $100 million was made in January 2012 (a similar discretionary contribution of $200 million was made in January 2011)

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Financing costs of approximately $350 million ($377 million in 2011)

Statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).

Consolidated 2012 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

1.6 TELUS segment targets

The Company’s operating segments and reporting segments are wireless and wireline. Segmented information in Note 5 of the Audited consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). See Section 4.1 Principal markets addressed and competition for additional information on each segment.

See Caution regarding forward-looking statements at the beginning of the MD&A.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications services and products, including wireless, data, IP, voice and television. TELUS earns the majority of its revenue from access to, and the usage of, the Company’s telecommunications infrastructure, or from providing services and products that facilitate access to and usage of this infrastructure.

2.2 Strategic imperatives

TELUS’ strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada, supported by international contact centre and outsourcing capabilities.

In 2000, the Company developed six strategic imperatives that management believes remain relevant for future growth, despite changing regulatory and competitive environments. A consistent focus on the imperatives guides the Company’s actions and contributes to the achievement of its financial goals. To both advance these long-term strategic initiatives and address near-term opportunities and challenges, management sets new corporate priorities each year, as further described in Section 3.

Building national capabilities across data, IP, voice and wireless

Wireless

TELUS continues to invest in the capacity, speed and coverage of its 4G wireless HSPA+ network, including a dual-cell technology upgrade now available to the majority of Canadians coast to coast facilitated by network access agreements with two other carriers. The dual-cell HSPA+ upgrade doubled the manufacturer-rated peak data download speeds to up to 42 megabits per second (Mbps). The expected average download speed is 7 to 14 Mbps with a compatible device, while actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength and other factors. Dual-cell-capable devices available to TELUS’ customers include Samsung Galaxy and HTC smartphones, and Sierra Wireless and Huawei mobile Internet keys. TELUS’ investments in HSPA+ technologies have been made to provide an optimal transition to LTE technology.

The Company began urban construction of its next generation wireless 4G LTE network in the latter half of 2011 and launched services in February 2012. LTE technology supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected). TELUS’ LTE network operates on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction.

While the urban launch of 4G over AWS spectrum is the first stage in the upgrade to LTE, any potential roll-out into rural Canada will be dependent on the expected Industry Canada spectrum auction of frequencies in the 700 MHz band in late 2012 or early 2013. TELUS is committed to enhancing the coverage and capacity of its wireless network by building out 4G LTE technology extensively across rural Canada using 700 MHz wireless spectrum. This spectrum, in contrast to AWS spectrum, has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. To support TELUS’ plans to expand 4G LTE wireless service to rural markets, it will be important for the federal government to provide an opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. See the related risk discussion in Section 10.3 Regulatory matters.

TELUS’ primary cable-TV competitor in Western Canada, Shaw Communications Inc., announced in September that it had stopped construction of a conventional wireless network in Western Canada due to high costs and other factors. Instead, Shaw announced that it will build metropolitan Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

Wireline

The Company continues to invest in its wireline broadband network, expanding capacity and speed, as well as coverage, including rolling out Optik TV and Optik High Speed Internet services to more communities. TELUS is deploying a VDSL2 technology overlay on its ADSL2+ network to provide download speeds of up to 30 Mbps. The VDSL2 upgrade was largely completed in 2011. In early 2012, the Company’s broadband high-definition (HD) coverage, including ADSL2+ coverage, was nearly 2.3 million households in Alberta, B.C. and Eastern Quebec, up by close to 200,000 homes in one year. The Company also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

TELUS is enhancing its national network of data centres and related facilities, drawing upon green hydroelectric power, natural cooling and other technology to make them among the most environmentally sustainable operations of their type in North America. This includes an investment of approximately $65 million in a new intelligent Internet data centre (IDC) in Rimouski, Quebec, which will be built to leadership in energy and environmental design (LEED) gold standards. The new facility is expected to be completed in 2012 and will support the Company’s cloud computing and unified communications solutions for its clients, as well as meeting internal requirements. The Rimouski location is expected to provide greater geographic diversity and improved business continuity capabilities, and offers the advantages of a skilled workforce, Quebec’s hydroelectric power grid and a moderate climate that lowers energy requirements. In August, TELUS purchased land in Kamloops, B.C. on which the Company plans to build another IDC. After site preparation and finalization of plans, construction is expected to begin in 2012 with costs similar to the Rimouski IDC. The Kamloops location provides geological stability, as well as access to reliable power, TELUS’ networks and an available skilled workforce.

Focusing relentlessly on the growth markets of data, IP and wireless

The Company’s strategy of focusing on growth areas is reflected in approximately $8.0 billion or 77% of 2011 operating revenues coming from wireless service and equipment revenues and wireline data service and equipment revenues. This reflects an increase of $756 million or 10% when compared to the same period in 2010. Revenue from growth markets more than offset declining wireline voice and other service and equipment revenues.

In May 2011, TELUS entered into a five-year contract extension with the Government of Ontario to provide, manage and supply a portfolio of telecommunications services, including information technology security.

In the third quarter of 2011, following a three-year request for proposal and negotiation process, TELUS signed a 10-year agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners. TELUS was the government’s previous service provider for many of these services. The Company expects to invest approximately $350 million over a 10-year period to extend advanced communications technology into rural B.C.

The new agreement with the Government of B.C. provides the following rural benefits: maintaining Internet gateways and points of presence in 119 central offices throughout the province; continuing to offer affordable wholesale Internet access for regional and local service providers; increasing Internet speeds tenfold in many areas throughout the province; working towards increasing Internet connectivity from approximately 93% to approximately 97% of the population through various programs and commitments in conjunction with the deferral account program managed by TELUS; connecting up to 450 schools with high-speed fibre optic cables over 10 years; and over a five-year period, extending wireless coverage along approximately 1,700 kilometres of primary and secondary highway segments, many of which are in mountainous terrain.

Providing integrated solutions that differentiate TELUS from its competitors

In May 2011, the Company announced the TELUS Future Friendly® Office suite of products and services for small and medium businesses (SMB). The suite was built in collaboration with Cisco and features Cisco Unified Communications technology that is built for companies with fewer than 100 employees. The Future Friendly Office includes TELUS-supported Cisco office systems linked to TELUS wireless and wireline network services, and is available across Canada. In October 2011, the Company introduced the TELUS Business Freedom™ bundle of wireless and wireline telecommunication services for SMBs in B.C. and Alberta. Two flexible packages are offered that include anytime device upgrades and changes to services, as well as 24/7 technical support and one bill. Business Anywhere™ is a solution for businesses with mobile employees who need to communicate outside the office. Business Select™ is a solution for businesses that primarily work in a single location or have minimal mobility requirements. In November, TELUS launched a new self-serve website where SMBs can shop for wireless services.

TELUS continues to roll out new Clear & Simple® initiatives to enhance the customer experience by providing more flexibility and freedom. In June 2011, TELUS reduced international wireless roaming rates for its customers with the introduction of Clear & Simple international travel pricing. Voice roaming rates were reduced by up to 50% and data roaming rates were reduced by up to 60%. Separate bundles and passes are no longer required to access the lower rates, making it easy for TELUS customers to use wireless services overseas. This was made possible by working with carriers around the world to negotiate reduced roaming rates.

TELUS introduced Clear & Simple device ownership principles in June. For customers who obtained a subsidized handset under a term contract after November 21, 2010, the remaining device balance appears on their monthly bills. These customers may upgrade at any time to a new handset at the acquisition price, by paying the outstanding balance on the old device. If customers want to end their agreement early and leave TELUS, they need only pay the outstanding device balance plus an early cancellation fee of $50, where permitted.

TELUS has enhanced Optik TV services, including expansion of the South Asian channel line-up and the addition of a Facebook application enabling customers to view and use Facebook while watching TV. Optik TV now offers customers access to more than 500 digital channels of entertainment services, including more than 100 HD channels.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on the core business

Acquisition of TELUS-branded wireless dealership businesses

During 2011, the Company acquired 100% ownership of certain independent TELUS-branded wireless dealership businesses for $81 million cash. These investments were made with a view to enhancing consistency and control over customer service, as well as enhancing distribution of wireless and wireline products across Western Canada.

Transactel

Through a series of transactions in 2011, TELUS acquired control of, and increased its equity interest to 95% in, Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. An investment of $71 million in 2011 was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities, and acquiring multi-site redundancy in support of other TELUS facilities. The acquisition was effected as follows.

On January 7, 2011, TELUS exercised its first purchased call option to increase its 29.99% equity interest in Transactel (Barbados) Inc. to a 51% economic interest for $20 million cash. Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel using the equity method. Subsequently, Transactel achieved the business growth target necessary for TELUS to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date), after which TELUS’ interest in Transactel was accounted for on a consolidated basis. The Company was required to remeasure its previously held 51% economic interest at the acquisition-date fair value, resulting in the recognition of a gain of $17 million recorded in Other operating income. In the second quarter of 2011, the Company recorded a post-acquisition equity transaction with the vendor for an incremental 44% economic interest for $51 million cash. See Note 16(e) of the Audited consolidated financial statements for additional information.

Electronic medical records (EMR) solutions

TELUS Health Solutions is running three pilot projects with EMR providers KinLogix Medical, QHR Technologies and Wolf Medical Systems. These EMR providers’ solutions are connected with the TELUS Health Space® platform, which enables patients and service providers to securely access and share health information. The pilot projects are targeted to reach Canadians in Quebec, Ontario, Alberta and British Columbia. TELUS Health Space, powered by Microsoft HealthVault, is a secure and confidential online consumer platform that enables patients to access and manage their own health information, and is expected to improve the flow of personal health information among healthcare providers, regardless of where the patient is located. This is consistent with TELUS’ vision of helping transform healthcare in Canada through communications technology to reduce costs and errors, better connect patients and help prevent illness.

TELUS Garden

In March 2011, TELUS announced that it is partnering in a residential, retail and commercial real estate redevelopment project in downtown Vancouver, TELUS Garden, which will transform a city block that includes the Company’s current national headquarters. It will feature a 46-storey residential condominium tower and a 22-storey office tower, as well as renovations to TELUS’ current eight-storey headquarters to provide leasable office and retail space. The commercial and residential buildings will be built to LEED platinum and gold standards, respectively, and incorporate green initiatives.

The project is on schedule to begin construction in the first quarter of 2012 and is expected to be completed in 2015. TELUS plans to invest in the project predominantly through contribution of its existing real estate holdings on this city block, coupled with project debt. The project includes a city-owned parkade being purchased by the Company. TELUS plans to lease space in the new jointly owned office tower for its corporate headquarters. The Company does not plan to maintain an ownership position in the residential tower aside from some retail space after the construction and sale of condominium units.

Investing in internal capabilities to build a high-performance culture and customer excellence

In 2011, the TELUS team achieved excellent overall employee engagement results of 70%, up by 13 points from 2010, as measured in the annual Pulsecheck survey. This places TELUS in the best employer zone for a company of its large size and diverse makeup.

The Company has been increasingly focused on delivering improved customer experiences by putting customers first.

For example, approximately 1,600 senior leaders and management staff interacted for a day with front-line team members to identify and address issues that are having a negative impact on the customer experience. At the end of 2011, 69% of its customers said they were likely to recommend TELUS, up seven points from one year earlier.

Going to the market as one team under a common brand, executing a single strategy

In June 2011, the membership of the Telecommunications Workers Union (TWU) ratified a new collective agreement that covers approximately 11,250 active TELUS team members across Canada in the Company’s wireline and wireless business segments. The new agreement was reached without labour disruption and will expire at the end of 2015. In addition, the Company began collective bargaining for a Quebec region agreement that expired at the end of 2011. See Section 10.4.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities (see Section 2.2) and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve key performance measures quantified by the Company’s public financial targets disclosed in Sections 1.4 to 1.6. Progress against the 2011 priorities is described below.

Corporate priorities

2010	2011 (see the following table)	2012

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

Deliver on TELUS’ future friendly brand promise to clients

Optimize TELUS’ leading wireless and wireline broadband networks

Drive market leadership position in small and medium business and healthcare markets

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

Deliver on TELUS’ future friendly brand promise by putting customers first

Increase TELUS’ competitive advantage through technology leadership

Drive TELUS’ leadership position in its chosen business and public sector markets

Accelerate TELUS’ leadership position in healthcare information technology

Strive to further improve operational efficiency and effectiveness at TELUS

Build TELUS’ culture for sustained competitive advantage.

Corporate priorities for 2011 — Progress

Deliver on TELUS’ future friendly brand promise to clients

·                  Initiatives implemented in 2011 to simplify wireless products and pricing, and improve transparency and flexibility, include: improved billing that lists outstanding device subsidies, increased flexibility to upgrade handsets, and significantly reduced international voice and data roaming costs without being required to subscribe to a roaming plan, as well as wireless device unlocking. See Section 2.2 — Providing integrated solutions

·                  Introduced Facebook capability on TV to Optik TV customers

·                  Late in 2011, began sharing the Company’s Customers First journey with Canadians through an advertising campaign, and set a goal to be the most recommended company in the markets the Company serves. At the end of the year, customers’ likelihood to recommend TELUS had increased by seven points to 69%.

Optimize TELUS’ leading wireless and wireline broadband networks

Wireless data revenue grew by 47% in 2011, facilitated by 5.1% subscriber growth and 38% data ARPU growth.

·                  Balanced costs of wireless subscriber acquisition and retention with wireless margins to achieve monthly churn of 1.68% (as compared to 1.57% in 2010). The increase was due to the loss of a federal government wireless contract to a low-priced bid by an incumbent competitor. Wireless EBITDA as a percentage of network revenues decreased slightly to 43.7% in 2011 (43.8% in 2010)

·                  Launched HSPA+ dual-cell technology in the first quarter and introduced dual-cell-capable data devices and smartphones

·                  Acquired certain TELUS-branded wireless dealership businesses to enhance distribution of wireless and wireline products and services, as described in Section 2.2 — Partnering, acquiring and divesting

Corporate priorities for 2011 — Progress

·                  Continued strategic migration of CDMA and iDEN customers to HSPA data-capable devices

·                  Began upgrading the urban wireless network to 4G LTE technology to provide higher bandwidth capability for the ever-growing appetite of clients for data-rich applications, and prepared for the launch of urban LTE services in February 2012.

Wireline data revenue growth was 14% in 2011, helped by 62% TELUS TV subscriber growth and 6.4% Optik High Speed Internet subscriber growth, as well as price increases. In addition:

·                  Substantially completed migration of residential IP TV subscribers from older middleware platforms to the Optik TV experience delivered through Microsoft Mediaroom by July 2011

·                  Enhanced Optik TV service by expanding the South Asian channel line-up and increasing HD TV channels to more than 100

·                  Extended the reach of broadband HD coverage (ADSL2+ and VDSL2) to nearly 2.3 million households in Alberta, B.C. and Eastern Quebec by early 2012.

Drive market leadership position in SMB and healthcare markets

·                  Opened nine new TELUS Business Stores and more than 40 new SMB zones within corporate stores during 2011

·                  Launched new SMB services in 2011 (see Providing integrated solutions in Section 2.2)

·                  In November, launched a new online webstore that provides SMBs with enhanced self-service and account management. The site enables SMBs to learn about TELUS products and services, submit orders for multiple devices directly online and port in wireless phone numbers

·                  TELUS Health Solutions began running three pilot projects with electronic medical record providers to help transform healthcare in Canada through communications technology to reduce costs and errors, better connect patients and help prevent illness (see Partnering and acquiring in Section 2.2).

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

·                  TELUS is reducing its 587,000 square feet of leased space in TELUS House Edmonton, returning some space in 2013 and renewing the lease on 318,000 square feet from 2016 to 2026.

Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility”

·                  The team member engagement score increased by 13 points to 70% in the Company’s annual Pulsecheck survey. This level is within the best employer zone of 65% and above for a company of TELUS’ size and diverse makeup

·                  A new collective agreement with the TWU was negotiated and ratified in June without any labour disruption (see Section 10.4)

·                  The Company’s risk management culture and best practices were further embedded throughout TELUS’ operations (see Section 10 — Board risk governance and oversight)

·                  The Company received recognition for its corporate reporting, which enhances the TELUS brand. The 2010 TELUS annual report was recognized by the CICA with an Overall Award of Excellence and other recognition. TELUS’ 2010 reports also received an eighth-place, A ranking in e.com’s Annual Report Scan, a global ranking of annual reports

·                  Advanced TELUS’ leadership position in corporate social responsibility through an increased Dow Jones Sustainability Index (DJSI) score, as well as being named to the North American DJSI index

·                  Advanced TELUS’ commitment to give where we live by: improving social outcomes for communities and creating a personal affinity for TELUS through our cause marketing campaigns; the efforts of 11 TELUS Community Boards in Canada and three new international Community Boards; TELUS Community Ambassadors®; and programs such as the TELUS Day of Giving™ and Dollars for Doers

·                  Continued implementing the TELUS Work Styles Program to transition, over several years, the Company’s domestic workforce to as high as 40% mobile workers (in the office three days each week, sharing workstations). Of the remaining team members, 30% could work at home and 30% could work at TELUS buildings. The program plans to lower the use of real estate and reduce the Company’s environmental footprint.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: National services for consumers and businesses

TELUS capability	Competition overview

Licensed national wireless spectrum.

Total coverage of 99% of the Canadian population at December 31, 2011, including network access agreements.

Digital LTE 4G network launched in 14 urban areas on February 10, 2012, including reciprocal network access agreements with Bell Canada

·           Manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected)

·           Roaming on HSPA+ network outside LTE urban coverage.

Digital 4G HSPA+ network launched in November 2009

·           HSPA+ wireless network coverage of 33.8 million or more than 97% of the Canadian population, facilitated by reciprocal network access agreements with Bell Canada and SaskTel

·           Dual-cell capability market-launched in March 2011 with manufacturer-rated peak data download speeds of up to 42 Mbps (expected average download speed of 7 to 14 Mbps with a compatible device, while actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength, and other factors)

·           International roaming to more than 200 countries

·           Improved capability for international roaming revenue, previously limited to roaming from CDMA and Mike service users, primarily from the U.S.

·           Enabled an optimal transition to LTE technology and services.

Mature networks:

·            Digital PCS (CDMA) network, including a 3G high-speed evolution data optimized (EVDO) Revision A overlay

·           iDEN network Mike service, a Push to Talk service focused on the commercial marketplace.

Interconnection with TELUS’ wireline networks.

Services and products offered:

·                 Data — Web browsing, social networking, messaging, TELUS mobile TV®, video on demand, Rdio, downloadable music, and the latest wireless mobile applications

·                 Digital voice — Postpaid, Pay & Talk® prepaid and Mike services, including TELUS Push To Talk®

·                 Devices — Leading smartphones, mobile Internet keys, mobile Wi-Fi devices and tablets.

Facilities-based national competitors Rogers Wireless and Bell Mobility, and provincial telecommunications companies SaskTel and MTS Mobility.

Resellers of competitors’ wireless networks.

New entrants:

·            Four new entrants offered services throughout 2011 and 2010

·            One additional new entrant is expected to begin offering services in 2012, while two others have not disclosed plans

·            Other new entrants that acquired advanced wireless services (AWS) spectrum in 2008 may enter the market in 2012 or later

·            Shaw Communications chose to build metropolitan Wi-Fi networks rather than build and launch conventional wireless services using its AWS spectrum (see discussion of assumptions in Section 1.4)

·            Potential for alliances and integrations among regional new entrants.

Wireline: Residential services in British Columbia, Alberta and Eastern Quebec; and national business services

TELUS capability	Competition overview

An IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec.

Global interconnection arrangements.

Access to almost every urban and rural home and business in incumbent territories in B.C., Alberta and Eastern Quebec.

TELUS wireline residential access line services are provided to an estimated 50% of households in B.C. and Alberta.

Broadband ADSL2+ or VDSL2 coverage reached nearly 2.3 million households in B.C., Alberta and Eastern Quebec in early 2012.

Access to businesses in non-ILEC areas through TELUS’ networks, competitive local exchange carrier status and leased facilities where required.

Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video-on-demand services.

Services and products offered:

·            Voice — Reliable phone service with long distance and advanced calling features

·           Internet — Secure Optik High Speed Internet access service with email and a comprehensive suite of security solutions

·           TELUS TV — HD entertainment service with PVR, Video on Demand and Pay Per View services through Optik TV and TELUS Satellite TV

·           Optik TV also offers PVR Anywhere, Remote Recording, use of Xbox 360 as a set-top box, Facebook and Optik™ on the go

·            IP networks and applications — IP networks that offer converged voice, video, data or Internet access on a secure, high-performing network

·            Conferencing and collaboration — Full range of equipment and application solutions to support meetings using phone, video and the web

·            Contact centre and outsourcing solutions in English, Spanish and French languages — Managed solutions providing secure, stable, low-cost and scalable infrastructure, through locations in North America, Central America and Asia

·            Hosting and managed information technology (IT) — Ongoing assured availability of telecommunications, networks, servers, databases, files and applications with critical applications stored in TELUS’ intelligent Internet data centres

·            Healthcare — TELUS Health Solutions provides claims management solutions, hospital and hospital-to-home technology, electronic health records, and access to essential drug and medical information

·            Mortgage processing services.

Substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services. Households with wireless telephone services only (among all providers, including TELUS) are estimated to be nearly 21% in B.C. and Alberta.

Cable-TV providers that have access to urban and suburban homes provide Internet, entertainment and VoIP-based telephony services, including:

·           Shaw Communications Inc. in B.C. and Alberta

·           Cogeco Cable in Eastern Quebec.

Rogers Communications, Bell Canada and Shaw Communications, providing combinations of local, long distance, Internet and entertainment services in various regions. Rogers and Bell also provide wireless services, and Shaw is building and introducing free metropolitan area Wi-Fi networks.

Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

Over-the-top competitors such as Netflix, providing entertainment services.

Satellite-based entertainment and Internet services (Bell Canada, Shaw Communications and Xplornet).

Business voice and data communications:

·            Bell Canada, MTS Allstream and cable-TV companies compete with their own infrastructures

·            Substitution to wireless services including those offered by TELUS.

Competitors for call centre services include Convergys, Sykes and Verizon LiveSource.

Competitors for customized managed outsourcing solutions include system integrators CGI, EDS and IBM.

4.2 Operational resources

Operational resources	Operational risks and risk management

People

At the end of 2011, the Company employed approximately 41,100 TELUS team members (40,100 full-time equivalent or FTE employees) across a wide range of operational functions domestically and certain functions internationally.

Contact centre operations at Canadian and international locations support business process outsourcing services for external wholesale customers. The Company also uses offshore services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

Employee compensation programs support a high-performance culture and contain market-driven and performance-based components.

The Company expects that it has adequate employee resources to cover ongoing retirement, and ready access to labour in Canada and, for call centres and specific support functions, various locations internationally. TELUS uses a small number of external contractors or consultants.

The Company has training, mentoring and development programs in place, such as Connections - the TELUS women’s network, a national initiative that supports the advancement of business expertise, mentoring and networking opportunities for women across the country.

Employee compensation, retention and labour relations risks (see Section 10.4 Human resources):

·            Approximately 12,800 team members are covered by a collective agreement. The collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), representing approximately 510 members, expired on December 31, 2011. The collective agreement with the Telecommunications Workers Union (TWU), covering approximately 11,250 employees, is in effect through 2015

·            Retention and hiring issues are expected to remain due to an increase in the number of competitors

·            TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to protect and improve engagement levels

·            The Company altered weightings of its performance-based measures to place greater emphasis on corporate-wide and individual performance, beginning in 2010.

Foreign operations (see Section 10.5 Process risks):

·            TELUS International employs approximately 13,200 team members. This is an increase of 4,800 in 2011 due largely to the purchase of control of Transactel.

General safety risks — See Section 10.8 Health, safety and environment.

Brand and distribution

The Company has a well established and recognizable national brand (TELUS, the future is friendly®) that is supported by extensive advertising across all media.

Optik TV and Optik High Speed Internet brands launched in mid-2010.

Koodo Mobile® basic wireless brand and postpaid service introduced in March 2008.

Niche-market brand CAYA™ (come as you are) and stores introduced in late 2010 for lesbian, gay, bisexual and transgender customers, among others.

Sales and support distribution:

·              Wireless services supported through a broad network of TELUS-owned and branded stores (including Black’s Photo stores), an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, Wal-Mart and London Drugs), as well as online self-serve applications

·              Business services across wireless and wireline supported through TELUS sales representatives, SMB zones within certain corporate stores, 10 TELUS Business Stores and independent dealers

·              Wireline residential services supported through mass-marketing campaigns, client care telephone agents and online self-serve applications.

Competition risks — See Section 10.1.

Competition overview — See Section 4.1.

Industry and economy — See Section 9: General outlook and Section 10.11 Economic growth and fluctuations.

Regulatory risks (see Section 10.3) include:

·                  Competitors in the broadcasting distribution industry own broadcasting content, while TELUS does not. However in 2011, the CRTC enacted a vertical integration framework that set safeguards to ensure competition and prohibit TV offerings on an exclusive basis on all platforms

·                  Foreign ownership restrictions generally apply to wireless telecommunications companies, as well as to facilities-based wireline telecommunications companies and to broadcasting distribution undertakings

·                  The design of future wireless spectrum auctions, such as for the 700 MHz and 2.5/2.6 GHz ranges, may be unfavourable to TELUS, making the cost of acquiring or availability of future spectrum uncertain for TELUS.

Operational resources	Operational risks and risk management

Technology, systems and properties

TELUS is a highly complex technology-dependent company with a multitude of interconnected wireless and wireline telecommunications networks, IT systems and processes.

Real properties (owned or leased) include administrative office space, work centres and space for telecommunications equipment. A small number of buildings are constructed on leasehold land and the majority of radio towers are situated on lands or buildings held under leases or licences for varying terms.

Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

Intangible assets include wireless spectrum licensed from Industry Canada, which is essential to providing wireless services.

TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including call centre solutions, and by utilizing international data networks and reliable data centres with rigorous privacy and security standards. Global rerouting and diversity are provided through facilities in North America, Central America and Asia.

Technology risks (see Section 10.2):

·                  Wireless spectrum congestion is being experienced in urban markets, requiring ongoing investments in technology and participation in future spectrum auctions

·                  IP-based technology that is replacing legacy technology may not be feasible or economical in many areas for some time and the Company will need to support both systems. Convergence of wireless and wireline voice, Internet and video to a common IP-based application is very complex and could be accompanied by implementation errors and system instability.

Process risks — See Section 10.5.

Taxation risks — See Section 10.7.

Health, safety and environment risks (see Section 10.8):

·      Increasing adoption of wireless services and expanding wireless competition have resulted in more public scrutiny of, and opposition to, new radio towers. Public concerns include aesthetics and perceived health risks

·      Increasing stakeholder interest in environmental issues.

Risks associated with legal and regulatory compliance, defects in software and failures in data and transaction processing, and intellectual property and proprietary rights — See Section 10.9 Litigation and legal matters.

Human-caused and natural threats to TELUS infrastructure and operations — See Section 10.10.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring costs ratio and the  dividend payout ratio. See Section 7.4 Liquidity and capital resource measures.

Subsequent to December 31, 2011, the Company announced that holders of its Common Shares and Non-Voting Shares will have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class; there can be no assurance that the proposal will receive voting approval.  If this plan of arrangement is not completed, the market price of Non-Voting Shares and Common Shares may decline.

Financing and capital structure management plans

Report on 2011 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The fourth quarter dividend of 58 cents per share was paid on January 3, 2012. On February 8, 2012, a first quarter dividend of 58 cents per share was declared, payable on April 2, 2012, to shareholders of record at the close of business on March 9, 2012. The first quarter dividend reflects an increase of 10.5% from the dividend one year earlier.  On February 21, 2012, the Board of Directors declared a quarterly dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012. The 61 cent per share dividend declared for the second quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model as discussed in 2012 financing and capital structure management plans following this table. In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one-for-one basis (see Capital structure financial policies above) receives all requisite approvals and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

In the first quarter of 2011, issued commercial paper increased by $150 million to help fund the $200 million discretionary contribution to defined benefit pension plans, as well as acquisitions in the period. During the second quarter of 2011, commercial paper increased by $728 million and supplemented the May 2011, $600 million five-year Note issue, which together enabled repayment of matured U.S. dollar Notes and settlement of associated cross currency interest rate swap agreements, as well as funding an additional investment in Transactel (Barbados) Inc. In the third quarter of 2011, TELUS reduced its commercial paper by $221 million to a balance of $761 million at September 30. In the fourth quarter of 2011, commercial paper increased by $5 million.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $1.28 billion at December 31, 2011, as well as $100 million additional availability under the trade receivables securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.8 times at December 31, 2011. See Section 7.4.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Maintain position of fully hedging foreign exchange exposure for indebtedness

The Company’s only debt issue denominated in a foreign currency matured and was repaid on June 1, 2011, and the corresponding derivative liability was settled.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At February 23, 2012, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

2012 financing and capital structure management plans

At December 31, 2011, TELUS had access to undrawn credit facilities of more than $1.28 billion and availability of $100 million under its trade receivables securitization program. The Company also had access to a shelf prospectus pursuant to which it can issue up to $2.5 billion of debt and equity. TELUS believes that its investment grade credit ratings contribute to reasonable access to capital markets to facilitate future debt issuance.

The Company’s long-term debt principal maturities are illustrated in the chart below. At the end of 2011, 83% of TELUS’ total debt was on a fixed-rate basis and the weighted average term to maturity was approximately 5.6 years.

TELUS expects to generate free cash flow in 2012, which would be available to, among other things, pay dividends to holders of Common Shares and Non-Voting Shares. TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10% over this timeframe. The dividend growth model is not necessarily indicative of dividend increases beyond 2013. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of cash income taxes, funding of defined benefit pension plans and, potentially, capital expenditures for wireless spectrum, will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, or its intention to pay dividends according to the target payout guideline. For the related risk discussion, see Section 10.6 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the Audited consolidated financial statements dated December 31, 2011. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Audited consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2011, in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that the Company’s internal control over financial reporting is effective at December 31, 2011, and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditor, has audited internal controls over financial reporting of TELUS Corporation at December 31, 2011.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected information presented below has been derived from, and should be read in conjunction with, the Audited consolidated financial statements of TELUS dated December 31, 2011. See Note 25, Explanation of transition to IFRS-IASB, of the Audited consolidated financial statements for information on the Company’s changeover to IFRS on January 1, 2011, and the transition effects in 2010. The transition effects were also described in detail in Section 8.2 of TELUS’ 2010 Annual MD&A. The selected information presented below under previous Canadian GAAP has been derived from, and should be read in conjunction with, the Audited consolidated financial statements of TELUS dated December 31, 2010.

Selected annual information

	IFRS-IASB		Previous Canadian GAAP
Years ended December 31 ($ in millions, except per share amounts)	2011	2010	2010	2009
Operating revenues	10,397	9,792	9,779	9,606
Net income	1,215	1,052	1,038	1,002
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048	1,034	998
Income per Common Share and Non-Voting Share
– basic	3.76	3.27	3.23	3.14
– diluted	3.74	3.27	3.22	3.14
Cash dividends declared per Common Share and Non-Voting Share	2.205	2.00	2.00	1.90

	IFRS-IASB		Previous Canadian GAAP
At December 31 ($ millions)	2011	2010	2010	2009
Total assets	19,931	19,624	19,599	19,219
Current maturities of long-term debt	1,066	847	743	82
Current portion of derivative liabilities	—	419	419	62
Current portion of deferred income taxes	n/a	n/a	348	294
Non-current financial liabilities
Provisions	122	204	n/a	n/a
Long-term debt	5,508	5,209	5,313	6,090
Other non-current financial liabilities (1)	1,281	575	546	1,153
	6,911	5,988	5,859	7,243
Deferred income taxes	1,600	1,683	1,498	1,319
Owners’ equity
Common Share and Non-Voting Share equity	7,513	7,759	8,179	7,554
Non-controlling interests	—	22	22	21

(1)             Other long-term liabilities as reported on the Consolidated statements of financial position, excluding items that do not involve a future outlay of economic resources: deferred customer activation and connection fees, and deferred gain on sale-leaseback of buildings. Amounts calculated for 2010 and 2009 under previous Canadian GAAP have been adjusted from those reported in the 2010 MD&A.

Differences among the three calendar years in the preceding table include:

·                 Operating revenues — Combined wireless revenue and wireline data revenue represents approximately 77% of consolidated revenues in 2011, as compared to 74% in 2010 and 71% in 2009. Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

·                 Net income — Includes income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. These adjustments positively impacted Net income by $21 million (six cents per share) in 2011, by $30 million (nine cents per share) in 2010 and by $165 million (52 cents per share) in 2009.

·                 Long-term debt — The increase in current maturities of long-term debt in 2011 includes $300 million of Notes coming due in March 2012 and an increase in commercial paper, net of repayment of matured U.S. dollar Notes in June 2011. The increase in the non-current portion of long-term debt in 2011 reflects the $600 million Note issue in May 2011 to help fund repayment of U.S. dollar Notes, net of the $300 million Notes that became current.

·                 Current portion of derivative liabilities — The decrease in 2011 reflects settlement of cross currency interest rate swap agreements associated with repayment of U.S. dollar Notes in June 2011 (see Section 7.3 Cash used by financing activities).

·                 Other non-current financial liabilities — The increase in 2011 is primarily due to an increase in pension and other post-retirement liabilities, as a result of a lower defined benefit pension plan discount rate and lower pension plan investment returns, partly offset by funding. At December 31, 2009, other non-current financial liabilities included a $721 million derivative liability associated with U.S. dollar denominated debt. The remaining $404 million derivative liability associated with the U.S. dollar debt was current at December 31, 2010, and settled in mid-2011.

5.2 Summary of quarterly results and fourth quarter recap

($ in millions, except per share amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Operating revenues	2,690	2,622	2,554	2,531	2,554	2,461	2,400	2,377
Operating expenses
Goods and services purchased	1,316	1,178	1,134	1,098	1,235	1,036	997	968
Employee benefits expense	500	476	470	447	478	484	478	466
Depreciation and amortization	481	443	442	444	445	433	409	454
	2,297	2,097	2,046	1,989	2,158	1,953	1,884	1,888
Operating income	393	525	508	542	396	508	516	489
Financing costs	87	92	94	104	105	185	117	115
Income before income taxes	306	433	414	438	291	323	399	374
Income taxes	69	107	90	110	65	72	97	101
Net income	237	326	324	328	226	251	302	273
Net income attributable to Common Shares and Non-Voting Shares	246	325	321	327	225	250	301	272
Net Income per Common Share and Non-Voting Share
– Basic	0.76	1.00	0.99	1.01	0.70	0.78	0.94	0.85
– Diluted	0.75	1.00	0.98	1.00	0.70	0.78	0.94	0.85
Cash dividends declared per Common Share and Non-Voting Share	0.58	0.55	0.55	0.525	0.525	0.50	0.50	0.475
Additional information
EBITDA (1)	874	968	950	986	841	941	925	943
Restructuring costs included in EBITDA and Operating income	16	3	12	4	38	17	19	6

(1)             A non-GAAP measure (see Section 11.1 EBITDA). Equivalent to Operating income before depreciation and amortization expenses.

Trends

The consolidated revenue trend principally reflects: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and increasing ARPU; (ii) increased wireless equipment revenues; and (iii) growth in wireline data revenues, which now more than offsets declining legacy wireline voice and other service and equipment revenues. Beginning in 2011, newly consolidated Transactel operations and acquired wireless dealership businesses added revenues of $13 million, $13 million, $13 million and $11 million, respectively, in the fourth, third, second and first quarters, while impacts to Net income were insignificant.

Wireless network revenue reflects growing data revenue (47% growth in 2011), partly offset by declining voice revenue (a 4.1% decrease in 2011). Data growth reflects increased use of data plans and growth in data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. The growing demand for wireless data may challenge network and spectrum capacity in the future. Year-over-year growth rates for data ARPU were 35%, 44%, 39% and 35%, respectively, in the fourth, third, second and first quarters of 2011, and 27%, 21%, 19% and 17%, respectively, for the fourth, third, second and first quarters of 2010. Recent moderation in the data ARPU growth trend is a result of competitive pressures on data driving bigger included-data buckets in rate plans, and an increasing number of unlimited messaging rate plans, as well as a jump in smartphone adoption and corresponding increase in usage in the latter part of 2010. Decreasing voice revenues reflect accelerating declines in voice ARPU, which decreased year over year in 2011 by 12%, 10%, 9.3% and 5.8%, respectively, for the fourth, third, second and first quarters of 2011. This reversed an improving trend in 2010, where year-over-year declines in voice ARPU were 5.2%, 6.7%, 7.2% and 9.5%, respectively, for the fourth, third, second and first quarters of 2010. Blended ARPU has increased year over year for five consecutive quarters, at 1.0%, 3.0%, 2.5%, 3.7% and 1.9%, respectively, for the fourth, third, second and first quarters of 2011 and the fourth quarter of 2010, following several years of declines.

Wireless equipment revenues have generally increased year over year due to higher subscriber acquisition volumes, higher retention volumes and device upgrade revenues, as well as an increasing proportion of more expensive smartphones in the sales mix.

There is significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Wireless EBITDA typically decreases in the fourth quarter as a result of heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The positive wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (up 62% in 2011) and price increases, as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. Growth in Internet revenues includes expansion of the Optik High Speed Internet subscriber base as a result of bundled offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential NAL losses have moderated over the most recent six quarters — positively impacted by Optik TV and Optik High Speed Internet services and improved bundled service offers. While business NALs reflected year-over-year growth in the first two quarters of 2011 due to implementation of wholesale services, the general trend, as reflected in the third and fourth quarters of 2011, is declining business NALs due to increased competition in the SMB market, as well as conversion of voice lines to more efficient IP-based services. The primary cable-TV competitor in Western Canada increased its promotional activity and incentives to win back and protect its subscriber base in 2011, which could affect Optik growth, NAL erosion rates, and costs of acquisition and retention in future. A sequential increase in residential NAL losses in the fourth quarter of 2011 was due to this increased promotional activity.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, increased costs of acquisition and retention for wireless subscribers, as well as fourth quarter wireless expense seasonality described above..

Employee benefits expense starting in the second quarter of 2011 reflects increases in full-time equivalent (FTE) staff resulting from the acquisition of Transactel and wireless dealership businesses, as well as targeted hiring to support TV, business and wireless growth, partly offset by lower employee-related restructuring costs and lower defined benefit plan expenses. Employee benefits expenses in 2010 reflected decreasing domestic FTE staff as a result of efficiency initiatives and attrition, partly offset by compensation increases and increasing international FTE staff to provide services for business customers and for internal purposes.

The sequential increase in depreciation and amortization expense in the fourth quarter of 2011 resulted from a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011, as well as an increase in capital assets to facilitate subscriber growth. The sequential decrease in depreciation and amortization expenses in the second quarter of 2010 included a reduced depreciation run rate for TV set-top boxes resulting from an increase in their estimated useful lives, and the effect of reduced capital expenditures in the first half of 2010. Amortization expense in the second quarter of 2010 includes a reduction of approximately $5 million resulting from the recognition of investment tax credits following determination of eligibility by taxation authorities for assets capitalized in prior years that were fully amortized.

Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Quarterly financing costs in 2011 were lower than in the same periods in 2010 mainly due to lower effective interest rates as a result of refinancing activities in 2010 and 2011, as well as the absence of an early redemption charge in 2011. Financing costs in the third quarter of 2010 included a $15 million charge in respect of final determinations for the regulatory deferral account, as well as a $52 million loss on early redemption of approximately 45% of the then outstanding principal amount of 8% U.S. dollar Notes and unwinding of related cross currency interest rate swap agreements. The partial redemption was financed with a new lower-cost 10-year, $1 billion 5.05% Note issue.

The trends in Net income and basic earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Approximate Net income impact	10	—	11	—	10	9	10	1
Approximate EPS impact	0.03	—	0.03	—	0.03	0.03	0.03	—
Approximate basic EPS excluding income tax-related impacts	0.73	1.00	0.96	1.01	0.67	0.75	0.91	0.85

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 10, 2012, discussed fourth quarter results in detail. The following are highlights.

·                  Consolidated Operating revenues increased by $136 million in the fourth quarter of 2011 when compared to the same period in 2010. Service and equipment revenues increased by $120 million, while Other operating income increased by $16 million.

·                  Operating income decreased by $3 million in the fourth quarter of 2011 when compared to the same period in 2010,

as an increased amortization expense was not fully offset by growth in adjusted EBITDA. Amortization expense in the fourth quarter of 2011 included a $19 million write-down of a foreign operation’s assets held for sale.

·                  Net income increased by $11 million year over year in the fourth quarter of 2011, while basic EPS increased by six cents year over year in the fourth quarter of 2011. The increase in net income and basic EPS primarily reflects higher pre-tax income resulting from lower financing costs, as well as a lower blended statutory income tax rate.

·                  Cash provided by operating activities increased by $104 million in the fourth quarter of 2011 when compared to the same period in 2010, mainly due to higher adjusted EBITDA and comparative working capital changes.

·                 Cash used by investing activities increased by $47 million in the fourth quarter of 2011 when compared to the same period in 2010, mainly due to acquisition of additional wireless dealership businesses in 2011 and comparative changes in non-cash investing working capital, partly offset by a $52 million reduction in capital expenditures.

·                  Cash used by financing activities increased by $34 million in the fourth quarter of 2011 when compared to the same period in 2010, primarily due to higher dividend payments partly offset by lower amounts of debt reduction in 2011 when compared to the prior year.

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Years ended December 31 ($ millions)	2011	2010	Change
Service	9,606	9,131	5.2%
Equipment	719	611	17.7%
	10,325	9,742	6.0%
Other operating income	72	50	44.0%
	10,397	9,792	6.2%

Consolidated Operating revenues increased by $605 million in 2011 when compared to 2010.

·                  Service revenues increased year over year by $475 million in 2011. Wireless service revenues increased by $395 million or 8.5%, principally due to growth in wireless data network revenues reflecting subscriber growth and accelerated smartphone adoption, which exceeded the decline in voice network revenue. Wireline service revenues increased by $80 million or 1.8%, as growth in data services, including Optik TV and Optik High Speed Internet, exceeded the decline in legacy voice local and long distance services.

·                  Equipment revenues increased year over year by $108 million in 2011. Wireless equipment sales increased by $51 million as a result of higher subscriber acquisition and retention volumes, an increase in the sales mix of more expensive smartphones including device upgrades, and to a lesser extent, increased sales of tablets. Wireline equipment sales increased by $57 million mainly due to increased data equipment sales to enterprises.

·                  Other operating income is comprised of high cost serving area portable subsidies, recognition of amounts from the price cap deferral account and recovery of employee costs under eligible government-sponsored programs, as well as investment gains, income or losses, and gains or losses on disposal of real estate assets. Other operating income increased by $22 million in 2011 reflecting the $17 million non-cash gain on Transactel, higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral account to recognize the provisioning of broadband Internet service to a number of qualifying rural communities, partly offset by lower portable subsidy revenue.

Operating expenses

Years ended December 31 ($ millions)	2011	2010	Change
Goods and services purchased	4,726	4,236	11.6%
Employee benefits expense	1,893	1,906	(0.7)%
Depreciation	1,331	1,339	(0.6)%
Amortization of intangible assets	479	402	19.2%
	8,429	7,883	6.9%

Consolidated operating expenses increased by $546 million in 2011 when compared to 2010.

·                  Goods and services purchased increased year over year by $490 million in 2011, reflecting higher wireless costs of acquisition and retention and increased content and support costs for expanding and managing wireline Optik TV services.

·                  Employee benefits expense decreased year over year by $13 million in 2011. The decrease mainly reflects lower employee-related restructuring costs, a higher defined benefit pension plan recovery, lower share-based compensation expenses mainly due to employees choosing to settle their options other than through a net-cash settlement feature, and higher capitalization of labour, partly offset by increased wage and salary expenses. Wage and salary expenses increased by $85 million due to the following: inclusion of Transactel operations since February 2011 and TELUS-branded wireless dealership businesses acquired in 2011, hiring to support the growing wireless and TV subscriber bases, bargaining unit wage increases effective since July 2011, and management salary and compensation increases effective April 2011.

·                  Depreciation expense decreased year over year by $8 million in 2011. Lower depreciation expenses were largely due to an increase in fully depreciated assets and lower depreciation for TV set-top boxes caused by lengthening their expected service lives in the second quarter of 2010, largely offset by growth in wireless HSPA+ and other capital assets and acquired Transactel assets.

·                  Amortization of intangible assets increased year over year by $77 million in 2011. The increase was principally due to ongoing capital investments in network and administrative software assets, a $19 million write-down of a foreign operation’s assets held for sale at the end of 2011, amortization resulting from the acquisition of Transactel and certain wireless dealership businesses in 2011, and prior year recognition of $5 million of investment tax credits in the second quarter of 2010.

Operating income

Years ended December 31 ($ millions)	2011	2010	Change
	1,968	1,909	3.1%

Operating income increased by $59 million in 2011 when compared to 2010, largely due to increased EBITDA. Wireless EBITDA increased by $166 million (see Section 5.4), but was partly offset by a $38 million reduction in wireline EBITDA (see Section 5.5), and a $69 million increase in total depreciation and amortization expenses.

Financing costs

Years ended December 31 ($ millions)	2011	2010	Change
Interest expense, excluding loss on redemption of debt	389	475	(18.1)%
Loss on redemption of debt	—	52	n/m
Interest income and foreign exchange	(12)	(5)	140.0%
	377	522	(27.8)%

Financing costs decreased by $145 million in 2011 when compared to 2010, due in part to the September 2010 loss recorded for early partial redemption of U.S. dollar Notes and settlement of related cross currency interest rate swap agreements. Interest expense excluding the loss on debt redemption decreased by $86 million, mainly due to a lower effective interest rate on long-term debt resulting from financing activities in the second quarter of 2011 and third quarter of 2010, as well as a $15 million charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account.

The lower effective interest rate in 2011 resulted from: (i) the September 2010 early partial redemption of 8% U.S. dollar Notes and unwinding of associated cross currency interest rate swap agreements, funded by a July 2010, 5.05% debt issue; and (ii) maturity of the remaining U.S. dollar Notes on June 1, 2011, and settlement of the remaining cross currency interest rate swap agreements, funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2011	2010	Change
Basic blended tax at weighted average statutory income tax rates	433	402	7.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(37)	(44)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(20)	(35)	n/m
Share option award compensation	(1)	10	n/m
Other	1	2	n/m
	376	335	12.2%
Blended federal and provincial statutory tax rates (%)	27.2	29.0	(1.8	)pts.
Effective tax rates (%)	23.6	24.1	(0.5	)pts.

Basic blended statutory income taxes increased by $31 million in 2011 when compared to 2010 due to the 14% increase in pre-tax income, partly offset by a lower blended statutory income tax rate. The effective tax rates were lower than the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences.

Net income

Years ended December 31 ($ millions)	2011	2010	Change
	1,215	1,052	15.5%

Net income increased by $163 million in 2011 when compared to 2010. See summary analysis in Section 1.3.

Other comprehensive income (OCI)

Years ended December 31 ($ millions)	2011	2010	Change
Items that may be subsequently reclassified to income	10	54	(81.5)%
Item never subsequently reclassified to income	(851)	(214)	n/m
	(841)	(160)	n/m

OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans, which are likely to fluctuate from period to period.

5.4 Wireless segment

Wireless segment revenues increased by $455 million in 2011 when compared to 2010.

Operating revenues — wireless segment

Years ended December 31 ($ in millions, except ratios)	2011	2010	Change
Voice	3,326	3,470	(4.1)%
Data	1,678	1,141	47.1%
Network revenue	5,004	4,611	8.5%
Equipment and other	458	401	14.2%
External operating revenues	5,462	5,012	9.0%
Intersegment revenue	38	33	15.2%
Total operating revenues	5,500	5,045	9.0%
Data revenue to network revenue (%)	34	25	9	pts.

·                  Network revenue increased year over year by $393 million in 2011.

Voice revenue decreased by $144 million in 2011 reflecting the ongoing trend of declining voice ARPU. Voice ARPU was $39.20 in 2011, a decrease of $4.05 (9.4%). Voice ARPU declines reflect an increasing shift towards higher data usage as customers move to more data-centric rate plans and substitute text messaging, instant messaging and voice applications for voice calls. The voice ARPU decline also reflects increased use of included-minute rate plans as subscribers shift usage patterns and optimize pricing, an increasing volume of mobile Internet connection devices and tablet subscriptions where there is no voice revenue, lower Mike™ service ARPU, lower long distance usage and greater penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes.

Data revenue increased by $537 million, reflecting subscriber growth and strength in smartphone service revenues and text messaging driven by greater smartphone penetration, increased adoption of data plans, growth in the usage of mobile Internet connection devices and tablets, increased rates for pay-per-use text messaging, as well as higher data roaming volumes partly offset by lower roaming rates. Data ARPU was $19.90 in 2011, an increase of $5.51 or 38% from 2010.

Blended ARPU was $59.10 in 2011, an increase of $1.46 or 2.5% from 2010, mainly due to growth in data usage and increased roaming, partly offset by declining voice usage and pricing. See Section 5.2 for ARPU trends.

Increased gross subscriber additions reflect an enhanced handset line-up, promotional activity and continued efforts to attract high-value postpaid customers including to Koodo services, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased by 5.1% in 2011, while postpaid gross additions increased by 11% in 2011. Prepaid gross additions decreased by 6.9% in 2011, as the Company chose not to match certain offers from competitors.

Gross subscriber additions increased by 88,000 in 2011 when compared to 2010, while net subscriber additions decreased by 78,000 in 2011 when compared to 2010. Postpaid net additions increased by 10,000 despite higher churn rates resulting from the loss of a wireless contract with the federal government to a low-priced bid by an incumbent competitor (a loss of 77,000 subscribers, adding 11 basis points to churn in 2011). Aside from federal government subscriber losses, postpaid net additions were strong and reflect the success of efforts to retain high-value subscribers. Lower overall net additions reflect increased competitive intensity from new entrants, particularly in the lower-value and prepaid segments, and new or re-launched incumbent competitor brands. Increased competitive intensity was evident in price competition and a greater number of unlimited-usage rate plans offers entailing higher handset subsidies from both new entrants and established national competitors. The blended monthly wireless subscriber churn rate was 1.68%, as compared to 1.57% in 2010. Churn rates for the fourth, third and second quarters of 2011 were stable at 1.67% following a rate of 1.70% in the first quarter of 2011.

The Company has experienced acceleration in smartphone adoption rates. Smartphones represented 66% of postpaid gross additions in 2011, as compared to 37% in 2010. Cumulatively, smartphone subscribers represented 53% of the postpaid subscriber base at December 31, 2011, as compared to 33% one year earlier. Smartphone subscribers generate significantly higher ARPU and lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

·                  Equipment and other revenues increased year over year by $57 million in 2011, largely due to higher acquisition and retention volumes, a greater smartphone loading mix for retained and new subscribers, increased revenues from postpaid clients upgrading to new devices before the end of their contracts, and increased accessories revenues.

The increase was partly offset by competitive pressure to lower handset prices, which drove higher handset subsidies. In addition, a $3 million recovery of employee costs under eligible government-sponsored employment programs was recognized in the fourth quarter of 2011.

·                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

At December 31	2011	2010	Change
Subscribers (000s)
Postpaid	6,130	5,705	7.4%
Prepaid	1,210	1,266	(4.4)%
Total	7,340	6,971	5.3%
Proportion of subscriber base that is postpaid (%)	83.5	81.8	1.7	pts.
Total digital POP (1) coverage (millions) (2)	34.4	33.8	1.8%
HSPA+ POP coverage (millions) (2)	33.8	33.1	2.1%

Years ended December 31	2011	2010	Change
Subscriber gross additions (000s)
Postpaid	1,286	1,160	10.9%
Prepaid	512	550	(6.9)%
Total	1,798	1,710	5.1%
Subscriber net additions (000s)
Postpaid	425	415	2.4%
Prepaid	(56)	32	n/m
Total	369	447	(17.4)%
ARPU (3) ($)	59.10	57.64	2.5%
Churn, per month (3) (%)	1.68	1.57	0.11	pts.
Average monthly minutes of use per subscriber (MOU)	332	361	(8.0)%
COA (4) per gross subscriber addition (3) ($)	386	350	10.3%
Retention spend to network revenue (3) (%)	12.4	11.6	0.8	pts.
EBITDA to network revenue (%)	43.7	43.8	(0.1	)pts.

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area. Canada’s population was estimated at 34.6 million in October 2011 (Statistics Canada website).

(2)             Including roaming/resale and network access agreements, principally with Bell Canada.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)             Cost of acquisition.

Operating expenses — wireless segment

Years ended December 31 ($ millions)	2011	2010	Change
Equipment sales expenses	1,237	1,015	21.9%
Network operating expenses	662	640	3.4%
Marketing expenses	464	440	5.5%
General and administration (G&A) expenses
Employee benefits expense	540	508	6.3%
Other G&A expenses	411	422	(2.6)%
Total operating expenses	3,314	3,025	9.6%

Wireless segment expenses increased by $289 million in 2011 when compared to 2010.

·                  Equipment sales expenses increased year over year by $222 million or 22% in 2011. The increase reflects higher acquisition and retention volumes, as well as higher per-unit costs due to increased smartphone loading for both new subscribers and migration of existing clients, including a higher proportion of upgrades to iPhone, BlackBerry and Android devices facilitated by the Clear and Simple Device Upgrade program and, to a lesser extent, higher accessories costs.

·                  Network operating expenses increased year over year by $22 million or 3.4% in 2011, reflecting a lower rate of increase compared to 8.5% network revenue growth. The increase in network operating expenses reflects growth in roaming volumes, partly offset by reduced roaming rates. Revenue-share and licensing costs were largely flat as increases in revenue-share volumes to third parties and licensing volumes to service providers, resulting from strong growth in data usage accompanied by an increasing penetration of smartphones, were offset by lower negotiated revenue-share and licensing rates.

·                  Marketing expenses increased year over year by $24 million or 5.5% in 2011. The increase was due to higher commissions related to higher volumes, including greater smartphone activations, as well as higher advertising and promotions expenses for the back-to-school season during the third quarter of 2011.

·                  COA per gross subscriber addition increased year over year by $36 or 10% in 2011. The increase was primarily due to higher per-unit subsidy costs driven by the growing proportion of smartphones in the sales mix, competitive pressures on handset pricing driving deeper subsidies and, to a lesser extent, higher commissions to support an increasing number of higher-value smartphone devices.

·                  Retention costs as a percentage of network revenue increased by 0.8 percentage points to 12.4% in 2011 when compared to 2010. The increase was due to higher retention volumes and higher per-unit subsidy costs as a significantly larger number of clients migrated to smartphones or upgraded their devices before the end of their contracts, partly offset by network revenue growth of 8.5% and commission savings arising from the acquisition of certain TELUS-branded wireless dealership businesses.

·                  Total G&A expenses increased year over year by $21 million or 2.3% in 2011, reflecting improved efficiency in supporting subscriber base growth of 5.1%, despite inclusion of costs from the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011.

Employee benefits expense increased year over year by $32 million, reflecting compensation increases and a higher number of domestic FTE employees due to the acquisition of certain dealership businesses, as well as hiring to support the growing subscriber base.

Other G&A expenses decreased year over year by $11 million in 2011, reflecting a lower doubtful accounts expense and one-time supplier credits of $11 million recorded in the second quarter of 2011, partly offset by higher external labour costs in 2011 to support the growing subscriber base and one-time operating savings in the first quarter of 2010.

EBITDA — wireless segment

Years ended December 31 ($ millions, except margins)	2011	2010	Change
EBITDA	2,186	2,020	8.2%
EBITDA margin (%)	39.7	40.0	(0.3	)pts.

The wireless segment EBITDA increased by $166 million in 2011 when compared to 2010. This reflects improvement in data revenue and postpaid subscriber growth, improved operating efficiency and one-time operating savings in the second quarter of 2011, partly offset by increased acquisition and retention costs. The EBITDA margin was slightly lower than in 2010, as the rate of increase in costs of acquisition and retention, affected by acceleration of smartphone adoption rates over the past year, was not fully offset by data network revenue growth and improved operating efficiency.

5.5 Wireline segment

Total wireline segment revenues increased by $164 million in 2011 when compared to 2010.

Operating revenues — wireline segment

Years ended December 31 ($ millions)	2011	2010	Change
Data service and equipment	2,578	2,268	13.7%
Voice local service	1,514	1,647	(8.1)%
Voice long distance service	477	530	(10.0)%
Other services and equipment	296	283	4.6%
Service and equipment revenues	4,865	4,728	2.9%
Other operating income	70	52	34.6%
External operating revenues	4,935	4,780	3.2%
Intersegment revenue	164	155	5.8%
Total operating revenues	5,099	4,935	3.3%

Service and equipment revenues increased year over year by $137 million in 2011.

·                  Wireline data service and equipment revenues increased by $310 million in 2011. The increase resulted principally from: (i) strong subscriber growth in TELUS TV services as a result of the enhanced Optik TV service experience and bundled offers first launched in June 2010, a $3 per month increase beginning April 2011 for basic TV service subscribers not on rate protection plans, as well as varying rate increases for theme package selections in April and October; (ii) increased Internet and enhanced data services revenue due to growth from implementation of recent large enterprise deals, as well as the pull-through effect of bundled offers including Optik High Speed services that enable TELUS to win and retain subscribers, and a $2 per month increase beginning April 2011 for Internet subscribers not on rate protection plans; and (iii) increased data equipment sales, including sales to business customers. Managed workplace revenues increased due to the consolidation of revenues from Transactel beginning February 1, 2011, partly offset by a one-time high-margin software application sale in the first quarter of 2010. These increases were partly offset by ongoing declines in legacy basic data services.

Wireline operating indicators

At December 31 (000s)	2011	2010	Change
Internet subscribers
High-speed	1,242	1,167	6.4%
Dial-up	44	62	(29.0)%
Total	1,286	1,229	4.6%
TELUS TV subscribers	509	314	62.1%

Years ended December 31 (000s)	2011	2010	Change
Internet subscriber net additions (losses)
High-speed	75	39	92.3%
Dial-up	(18)	(25)	28.0%
Total	57	14	n/m
TELUS TV subscriber net additions	196	144	36.1%

Net additions of high-speed Internet subscribers and TELUS TV subscribers improved in 2011 when compared to 2010, due to the positive effects of the launch of the new Optik service brands in June 2010. The enhanced bundling capabilities and retention offers, combined with ongoing service enhancements, have contributed to increased customer demand and reduced customer churn across all major product lines. TELUS largely completed the conversion of IP TV residential subscribers on older technology platforms to Microsoft Mediaroom technology in the first half of 2011.

·                  Voice local service revenue decreased by $133 million in 2011. The decrease reflects reductions in basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, bundle offers in deregulated urban markets, and technological substitution to wireless and Internet-based services. The decrease also reflects the decline in business voice lines resulting from technological substitution to data services and competitor activity including price competition. These factors were partly offset by varying increases in monthly local rates.

Wireline operating indicators

At December 31 (000s)	2011	2010	Change
Network access lines (NALs)
Residential	1,915	2,046	(6.4)%
Business	1,678	1,693	(0.9)%
Total	3,593	3,739	(3.9)%

Years ended December 31 (000s)	2011	2010	Change
Net (losses) additions in NALs
Residential	(131)	(177)	26.0%
Business	(15)	(50)	70.0%
Total	(146)	(227)	35.7%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved by 46,000 in 2011 when compared to 2010, largely due to the sustained positive pull-through effect of bundled offers including Optik TV and Optik High Speed Internet services, which gained traction since being launched in June 2010.

Business NAL losses in 2011 reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP-based services, partly offset by the implementation of voice and data services for a wholesale customer in the first half of 2011. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP-based services results in a decrease in business NALs.

·                  Voice long distance service revenue decreased by $53 million in 2011. The decrease reflects ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

·                  Other service and equipment revenues increased by $13 million in 2011, due to increased voice equipment sales and rent on jointly used distribution facilities.

Other operating income increased year over year by $18 million in 2011. The increase reflects higher recoveries of employee costs under eligible government-sponsored employment programs, a drawdown of the price cap deferral account to recognize the provisioning of broadband Internet service to a number of qualifying rural communities, and the $17 million non-cash gain on Transactel recorded in 2011 (see Section 2.2 Partnering and acquiring), partly offset by lower portable subsidy revenue.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

Years ended December 31 ($ millions)	2011	2010	Change
Goods and services purchased	2,154	1,907	13.0%
Employee benefits expense	1,353	1,398	(3.2)%
	3,507	3,305	6.1%

Wireline operating expenses increased year over year by $202 million in 2011.

·                  Goods and services expenses increased by $247 million in 2011. The increase reflects higher content and support costs related to TELUS TV growth (62% year-over-year increase in the subscriber base), higher cost of goods sold to support increased equipment sales, higher external labour costs to support a larger customer base, restructuring costs in 2011 associated with real estate consolidation, one-time supplier credits in the third quarter of 2010, and higher network transit and termination costs due to increased volumes and higher blended rates, as well as higher advertising and promotions costs primarily supporting Optik TV and Optik High Speed Internet marketing campaigns.

·                  Employee benefits expense decreased by $45 million in 2011. The decrease includes lower employee-related restructuring costs, higher defined benefit pension plan recoveries, lower share-based compensation expenses and a one-time benefit liability recovery in the second quarter of 2011. These decreases were partly offset by the inclusion of Transactel operations since February 1, 2011, compensation increases, and a higher number of domestic FTE employees to support the growing subscriber base.

EBITDA — wireline segment

Years ended December 31 ($ millions, except margins)	2011	2010	Change
EBITDA	1,592	1,630	(2.3)%
Deduct Transactel gain	(17)	—	n/m
Adjusted EBITDA	1,575	1,630	(3.4)%
Adjusted EBITDA margin (%)	31.0	33.0	(2.0	)pts.

The wireline segment EBITDA decreased by $38 million in 2011 when compared to 2010. Adjusted EBITDA, which excludes the non-cash Transactel gain, decreased by $55 million in 2011. Decreases in adjusted EBITDA and adjusted EBITDA margins primarily reflect ongoing declines in higher-margin legacy voice services that were not fully offset by growth in lower-margin data services.

6.              Changes in financial position

Financial position at:	December 31,
($ millions)	2011	2010	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	46	17	29	171%	See Section 7: Liquidity and capital resources
Accounts receivable	1,428	1,318	110	8%

Includes an increase in wireless receivables due to growth in postpaid ARPU and subscribers, an increase in accrued vendor rebates earned and amounts from the consolidation of Transactel beginning February 2011

Income and other taxes receivable	66	62	4	6%	Primarily reflects instalments for 2011, net of current income tax expense including adjustments for reassessments for prior years
Inventories	353	283	70	25%	Primarily an increase in average cost and volume of wireless handsets due to a greater proportion of smartphones
Prepaid expenses	144	113	31	27%	Mainly an increase in prepaid maintenance contracts and deposits related to building an Internet data centre
Derivative assets	14	4	10	n/m	Primarily fair value adjustments to hedges for restricted share units and wireless handsets
Current liabilities
Short-term borrowings	404	400	4	1%

Comprised of $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), as well as a draw on bank facilities at December 31, 2011

Accounts payable and accrued liabilities	1,419	1,477	(58)	(4)%	Primarily a decrease in trade payables resulting from lower fourth quarter capital expenditures in 2011 when compared to the fourth quarter of 2010
Income and other taxes payable	25	6	19	n/m	Primarily reflects a difference in instalments and income tax expense in 2011
Dividends payable	188	169	19	11%

The dividend payable at December 31, 2011 (paid January 3, 2012) reflects an increase in the dividend rate and a small increase in shares outstanding, as compared to the dividend payable at December 31, 2010 (paid January 4, 2011)

Advance billings and customer deposits	655	658	(3)	—%

Reflects payment of $53 million of rebates in respect of the price cap deferral account (see Section 7.1) and recognition in revenues of deferral account amounts for approved broadband build and disability access initiatives, net of an increase in advance billings from wireless subscriber growth, and a reclassification of $23 million from non-current Provisions

Provisions	88	122	(34)	(28)%	Includes a $48 million net reduction in restructuring provisions as payments for past initiatives exceeded new obligations
Current maturities of long-term debt	1,066	847	219	26%

Includes the $300 million Series CC 4.5% Notes becoming current (maturing March 2012) and a $662 million increase in commercial paper, net of repayment of matured U.S. dollar Notes on June 1 (December 31, 2010 balance of $736 million)

Derivative liabilities	—	419	(419)	(100)%

Includes settlement of derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes (December 31 balance of $404 million), fair value adjustments for share options and unwinding option hedges

Working capital (1)	(1,794)	(2,301)	507	22%	Repayment of matured U.S. dollar Notes and settlement of related derivative liabilities were funded in part by a $600 million long-term Note issue

(1)             Current assets subtracting Current liabilities.

Changes in financial position, continued.

Financial position at:	December 31,
($ millions)	2011	2010	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	7,964	7,831	133	2%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,153	6,152	1	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3. Acquisitions in 2011 added $61 million. Included in the balances for both periods are wireless spectrum licences of $4,867 million

Goodwill, net	3,661	3,572	89	2%

Includes increases from the acquisition of Transactel (Barbados) Inc. ($72 million) and wireless dealership businesses ($38 million), partly offset by a $19 million goodwill write-down for a foreign operation’s assets held for sale

Other long-term assets	81	235	(154)	(66)%

The decrease was principally due to the employee defined benefit plans actuarial loss (in Other comprehensive income), partly offset by funding including the January 2011, $200 million discretionary contribution

Investments	21	37	(16)	(43)%	The decrease reflects a reduction due to acquisition of control and subsequent consolidation of Transactel (Barbados) Inc., slightly offset by changes in minor investments
Non-current liabilities
Provisions	122	204	(82)	(40)%

Includes reclassification of $23 million to Advance billings and $77 million to other long-term liabilities, net of an increase in asset retirement obligations and a written put option on the remaining 5% ownership interest in Transactel

Long-term debt	5,508	5,209	299	6%	Includes the May 2011 issue of $600 million Series CI 3.65% five-year Notes, net of the reclassification of $300 million, 4.5% Series CC TELUS Corporation Bond to Current liabilities
Other long-term liabilities	1,343	649	694	107%	Primarily an increase in pension and post-retirement liabilities (see changes in Other long-term assets, above). Also includes a $77 million reclassification from long-term provisions
Deferred income taxes	1,600	1,683	(83)	(5)%	Includes deferred income taxes relating to unrealized gains and losses on derivatives and pension plan liabilities
Owners’ equity
Common Share and Non-Voting Share equity	7,513	7,759	(246)	(3)%

Principally dividends declared of $715 million and an Other comprehensive loss of $841 million due to actuarial losses in defined benefit plans, partly offset by Net income of $1,219 million and an increase in share capital

Non-controlling interests	—	22	(22)	(100)%	Reflects transactions in respect of Transactel (see Partnering, acquiring in Section 2.2) and reclassification of certain assets of a foreign operation to assets held for sale

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding the amounts of annual capital investment needed to support business growth and reinvest in technology. In both 2011 and 2010, cash provided by operating activities exceeded cash used by investing activities. As well, in 2010, long-term debt was reduced and the average term to maturity of debt was extended through refinancing activities.

Summary information — Consolidated statements of cash flows

	Years ended December 31
($ millions)	2011	2010	Change
Cash provided by operating activities	2,550	2,670	(4.5)%
Less:
Cash used by investing activities	1,968	1,731	13.7%
Cash used by financing activities	553	963	(42.6)%
Increase (decrease) in cash and temporary investments, net	29	(24)	—
Cash and temporary investments, net, beginning of period	17	41	—
Cash and temporary investments, net, end of period	46	17	170.6%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $120 million in 2011 when compared to 2010, primarily due to the following:

·                  An increase in employer contributions to defined benefit plans, net of defined benefit plans expense, of $181 million, mainly due to a discretionary contribution of $200 million made in January 2011

·                  Rebates provided to residential wireline subscribers in non-high cost serving areas were $53 million, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition

·                  Higher restructuring payments net of restructuring expense of $24 million

·                  Comparative changes in non-cash working capital including an increase in inventories in 2011 and decrease in accounts payable in 2011 (see Section 6) compared to an increase in accounts payable in 2010.

Partly offset by:

·                  A $161 million decrease in income taxes paid, net of recoveries received, mainly due to a larger final payment in the first quarter of 2010 in respect of the preceding year’s income taxes

·                  A $111 million increase in adjusted EBITDA

·                  A $101 million decrease in interest paid due to the prior year $52 million loss on debt redemption, as well as a lower effective interest rate arising from refinancing activities in the third quarter of 2010 and second quarter of 2011.

7.2 Cash used by investing activities

Cash used by investing activities increased by $237 million in 2011 when compared to 2010. The increase was primarily due to higher capital expenditures, $81 million during the year to acquire certain independent TELUS-branded wireless dealership businesses, and $20 million in the first quarter of 2011 to increase TELUS’ equity interest in Transactel (also see Acquisition of additional equity interest in subsidiary from non-controlling interest in Section 7.3).

Capital expenditures

	Years ended December 31
($ millions, except capital intensity)	2011	2010	Change
Wireless segment	508	463	9.7%
Wireline segment	1,339	1,258	6.4%
Total capital expenditures	1,847	1,721	7.3%
Adjusted EBITDA less capital expenditures (1)	1,914	1,929	(0.8)%
Capital intensity (2) (%)	18	18	—

(1)             See Section 11.1 EBITDA for the calculation and description.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

While total capital expenditures increased by $126 million in 2011 when compared to 2010, the capital intensity level was unchanged. Adjusted EBITDA less capital expenditures decreased by $15 million in 2011 as higher capital expenditures were nearly offset by higher adjusted EBITDA.

·                  Wireless segment capital expenditures increased by $45 million in 2011 when compared to 2010, reflecting expansion of network capacity and coverage, including the start of construction of an urban 4G LTE network and ongoing rolling out of dual-cell HSPA+ technology, partly offset by higher prior year investments in efficiency initiatives. The Company launched services on its urban 4G LTE network in February 2012 (see Building national capabilities in Section 2.2).

Wireless capital intensity was 9% in 2011 and 2010, while wireless cash flow (EBITDA less capital expenditures) was $1,678 million in 2011, up $121 million or 7.8% from 2010.

·                  Wireline segment capital expenditures increased by $81 million in 2011 when compared to 2010. The increase in expenditures was mainly due to investments in Optik TV growth and service capabilities, new Internet data centres and gigabit passive optical network (GPON) technology, partly offset by lower expenditures for implementing large enterprise deals and lower expenditures for broadband network expansion due to the substantial completion of the VDSL2 technology overlay in 2011.

Wireline capital intensity was 26% in 2011, up from 25% in 2010, while wireline cash flow (adjusted EBITDA less capital expenditures) was $236 million in 2011, down $136 million or 37% from 2010.

7.3 Cash used by financing activities

Cash used by financing activities decreased by $410 million in 2011 when compared to 2010.

·                  Cash proceeds received from Common Shares and Non-Voting Shares issued for the exercise of options was $24 million in 2011 as compared to $15 million in 2010.

·                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $642 million in 2011, or an increase of $169 million from 2010. For dividends declared after March 1, 2011, the Company switched to purchasing shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows. The increase also results from a higher dividend rate of circa 10% and a slightly higher number of shares outstanding in 2011.

·                  Commercial paper, short-term borrowings and bank facilities

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The Company’s commercial paper program provides low-cost funds and is fully backed up by the five-year committed credit facility.

Commercial paper outstanding at December 31, 2011, was $766 million as compared to $104 million at the end of 2010. Commercial paper decreased by $216 million during the second half of 2011 after increasing by $878 million in the first half of 2011 to help fund: (i) the June 1 repayment of matured U.S. dollar Notes and settle related cross currency interest rate swap agreements; (ii) a discretionary contribution of $200 million to defined benefit pension plans in January; (iii) acquisition of certain independent TELUS-branded wireless dealerships in the first quarter; and (iv) increases in TELUS’ economic interest in Transactel (Barbados) Inc. For comparison, commercial paper in 2010 decreased by $420 million in the second half of the year after increasing by $57 million in the first half of the year.

Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables). Proceeds from securitized trade receivables were $400 million at December 31, 2011, unchanged since the first quarter of 2010 when proceeds were reduced by $100 million. Draws on bank facilities were $4 million at December 31, 2011, and $nil at December 31, 2010.

No amounts were drawn against the Company’s five-year credit facilities in 2011 or 2010. See Section 7.5.

·                  Long-term debt issue in May 2011; maturity of U.S. dollar Notes in June 2011

On May 25, 2011, the Company successfully closed a $600 million public offering of 3.65% Series CI five-year Notes. Net proceeds of the offering, combined with commercial paper issues, were applied to repayment of the June 1 maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of associated cross currency interest rate swap agreements. The Series CI Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, and contain certain change of control provisions.

·                  Long-term debt issue in July 2010; early partial redemption of U.S. dollar Notes in September 2010

In the third quarter of 2010, TELUS successfully closed a $1 billion public offering of 5.05%, Series CH, 10-year Notes. The Company used the net proceeds to fund the early partial redemption of U.S.$607 million publicly held 8%

U.S. dollar Notes, as well as payments to terminate cross currency interest rate swap agreements associated with the redeemed Notes. The early redemption resulted in a third quarter 2010, pre-tax charge of $52 million, or approximately $37 million after tax (12 cents per share).

·                  Acquisition of additional equity interest in subsidiary from non-controlling interest

The effects of TELUS exercising its second purchased call option in respect of Transactel (Barbados) Inc. included that the Company recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the Consolidated statement of cash flows when the entity concept of consolidation theory required by IFRS is applied.

7.4 Liquidity and capital resource measures

Net debt as at December 31, 2011, increased by $90 million from one year earlier mainly due to an increase in commercial paper to help fund the discretionary $200 million contribution to defined benefit pension plans in January 2011 and certain acquisitions in the first half of 2011, partly offset by repayment of matured U.S. dollar Notes and settlement of the associated derivative liability in the second quarter. Total capitalization at December 31, 2011, decreased by $188 million from one year earlier, mainly due to a decrease in equity (see Section 6).

The proportion of debt on a fixed-rate basis was 83% at December 31, 2011, down from 93% at the beginning of the year due to the commercial paper issued to help fund a discretionary contribution to defined benefit pension plans and acquisitions, as well as repayment of matured Notes on June 1 and settlement of related cross currency interest rate swap agreements, partly offset by a fixed-rate $600 million five-year Note issue in May. The average term to maturity of debt was 5.6 years at December 31, 2011, down from 5.7 years at the beginning of the year due mainly to the passage of time.

Liquidity and capital resource measures

As at, or years ended, December 31	2011	2010	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,959	6,869	90
Total capitalization — book value (2)	14,461	14,649	(188)
EBITDA — excluding restructuring costs	3,813	3,730	83
Net interest cost	377	522	(145)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	83	93	(10	)pts.
Average term to maturity of debt (years)	5.6	5.7	(0.1)
Net debt to total capitalization (%) (1)(2)	48.1	46.9	1.2	pts.
Net debt to EBITDA — excluding restructuring costs (1)	1.8	1.8	—
Coverage ratios (times) (1)
Earnings coverage	5.1	3.6	1.5
EBITDA — excluding restructuring costs interest coverage	10.1	7.1	3.0
Other 12-month trailing measures
Free cash flow ($ millions) (3)	997	939	58
Dividend payout ratio of adjusted net earnings (%) (1)	64	64	—
Dividend payout ratio (%) (1)	62	64	(2	)pts.

(1)         See Section 11.4 Definitions of liquidity and capital resource measures.

(2)         Figures for 2010 have been restated. See Total capitalization in Section 11.4.

(3)         See Section 11.2 Free cash flow for the definition.

The earnings coverage ratio for 2011 was 5.1 times, up from 3.6 times in 2010. Lower gross interest expenses increased the ratio by 1.3, while higher income before gross interest and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring costs interest coverage ratio for 2011 was 10.1 times, up from 7.1 times in 2010. Lower net interest costs increased the ratio by 2.7, while higher EBITDA before restructuring costs increased the ratio by 0.3.

Free cash flow was $997 million in 2011, up $58 million from 2010, mainly due to higher EBITDA and lower paid interest and income taxes, partly offset by higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

TELUS long-term financial policies and guidelines

·                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.8 times at December 31, 2011, unchanged from one year earlier. A small increase in Net debt was offset by higher EBITDA before restructuring costs.

·                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

In 2011, TELUS Corporation entered into a new bank credit facility with a syndicate of 15 financial institutions. The new credit facility consists of a $2 billion (or U.S. dollar equivalent) revolving credit facility expiring November 3, 2016, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing $2 billion committed credit facility prior to its expiry in May 2012. The new facility has no substantial changes in terms and conditions other than pricing.

At December 31, 2011, TELUS had available liquidity of $1.28 billion from unutilized credit facilities, as well as availability of $100 million under its trade receivables securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2011

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(766)	1,234
Other bank facilities	—	165	(4)	(115)	—	46
Total	—	2,165	(4)	(115)	(766)	1,280

(1)             Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facility contains customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2011) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 10.1 to 1 at December 31, 2011) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Subsequent to December 31, 2011, the Company received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects.  The facilities bear interest at bankers’ acceptance rate or prime rate, plus applicable margins. As at February 23, 2012, no amounts had been advanced under the facilities.

7.6 Sale of trade receivables

Effective August 1, 2011, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, amended an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The amendment resulted in the term of the revolving period securitization agreement being extended to August 1, 2014. The agreement prior to this amendment was set to expire in May 2012.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 23, 2012.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings during 2011, or as of February 23, 2012. TELUS believes its adherence to its stated financial policies and the resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.6 Financing and debt requirements.)

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to are described in Note 4 of the Audited consolidated financial statements and are set out in the following table. The Company’s policies in respect of the recognition and measurement of financial instruments are described in Note 2(c) of the Audited consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Accounts receivable	Loans and receivables	X		X
Short-term obligations	Amortized cost		X	X	X
Accounts payable	Amortized cost		X	X
Provisions	Amortized cost		X	X		X
Long-term debt	Amortized cost		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through net income	X		X	X
Short-term investments	Fair value through net income				X	X
Long-term investments (not subject to significant influence) (1)	Available-for-sale			X		X
Foreign exchange derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X			X
Cross currency interest rate swap derivatives (2)(3)	Part of a cash flow hedging relationship	X	X	X	X

(1)             Long-term investments which are not subject to significant influence of the Company are measured at fair value if the fair values can be reliably measured.

(2)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)             The cross currency interest rate swap derivatives matured in fiscal 2011.

Credit risk

Accounts receivable — Credit risk associated with accounts receivable is inherently managed by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

At December 31, 2011, the weighted average life of past-due customer accounts receivable was 61 days (2010 — 59 days).

The Company maintains allowances (which are significant estimates) for potential credit losses related to doubtful accounts. Current economic conditions, historical information, why the accounts are past due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense

Cash and temporary investments — Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Derivative assets and derivative liabilities — Counterparties to the Company’s share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

As a component of capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by: maintaining a daily cash pooling process that enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries; maintaining bilateral bank facilities and syndicated credit facilities; the sales of trade receivables to an arm’s-length securitization trust; maintaining a commercial paper program; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years (see chart of long-term debt principal maturities in Section 4.3 Liquidity and capital resources). At December 31, 2011, the Company has access to a shelf prospectus, in effect until November 2013, pursuant to which it can offer $2.5 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility expiring in November 2016 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings contribute to access to capital markets.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

Other price risk

Provisions — The Company is exposed to other price risk arising from a written put option provided for a non-controlling interest, as discussed further in Note 16(e) of the Audited Consolidated financial statements.

Short-term investments — If the balance of short-term investments line item on the statement of financial position includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments — The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives — The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Net income and other comprehensive income for the years ended December 31, 2011 and 2010, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the Audited consolidated financial statements.

Fair values — general

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based upon Canadian dollar: U.S. dollar forward exchange rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

Recognition of derivative gains and losses

Gains and losses on derivative instruments and their location within the Consolidated statements of income and other comprehensive income are detailed in Note 4(i) of Audited consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations

The Company’s known contractual obligations at December 31, 2011, are quantified in the following table.

Contractual obligations at December 31, 2011

($ millions)	Short-term borrowings	Long-term debt (1)	Operating lease obligations (2)	Purchase obligations (3)(4)	Other obligations (5)	Total (6)
2012	11	1,387	287	940	1,476	4,101
2013	7	605	261	228	57	1,158
2014	405	980	235	129	23	1,772
2015	—	873	215	100	21	1,209
2016	—	807	197	96	32	1,132
Thereafter	—	4,070	1,131	471	328	6,000
Total	423	8,722	2,326	1,964	1,937	15,372

(1)             Long-term debt maturities include interest obligations. Interest payment cash outflows in respect of commercial paper have been calculated based on rates in effect at December 31, 2011. Finance leases are $nil.

(2)             Excludes operating lease receipts from sub-let buildings totalling $166 million. Total operating lease payments include $2,294 million in respect of land and buildings, of which approximately 56% was in respect of the Company’s five largest leases for office premises over various terms, with expiry dates that range between 2016 and 2026. Excludes operating leases in respect of the TELUS Garden project. See Note 22(a) of the Audited consolidated financial statements for further details.

(3)             Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2011. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

(4)             At December 31, 2011, the Company’s contractual commitments for the acquisition of property, plant and equipment were $188 million over a period through to 2013 and the Company’s contractual commitments for the acquisition of intangible assets were $142 million over a period through to 2018.

(5)             Excludes items that do not result in a future outlay of economic resources: deferred customer activation and connection fees, and deferred gain on sale-leaseback of buildings.

(6)             Subsequent to December 31, 2011, the Company entered into a loan commitment (that is subject to final documentation) in respect of a real estate joint venture, as discussed in Note 17(b) of the Audited consolidated financial statements. That commitment is not included in this table.

Indemnification obligations

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

At December 31, 2011, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items disclosed in Note 22(d) of the Audited consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The total number of outstanding and issuable shares at January 31, 2012, as shown in the following table, assumes full conversion of outstanding options and shares reserved for future option grants.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2011	175	150	325	(1)
Outstanding shares at January 31, 2012	175	150	325
Options outstanding and issuable (2) at January 31, 2012	—	28	28
Outstanding and issuable shares at January 31, 2012	175	178	353

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 326 million in 2011.

(2)             Assuming full conversion and ignoring exercise prices.

Subsequent to December 31, 2011, the Company announced that holders of its Common Shares and Non-Voting Shares will have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012.  Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class; there can be no assurance that the proposal will receive voting approval.  If this plan of arrangement is not completed, the market price of Non-Voting Shares and Common Shares may decline.

7.10 Transactions between related parties

Investments in significant controlled entities

At December 31, 2011, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY, unchanged from December 31, 2010, and January 1, 2010.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. Total compensation expense amounts for key management personnel for the years ended December 31, 2011 and 2010, were $28 million and $29 million, respectively. See Note 23 of the Audited consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Audited consolidated financial statements dated December 31, 2011. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant judgements, apart from those involving estimation, include: (i) the Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets; and (ii) the Company’s view that its spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that the Company intends to renew them; and that the Company believes it has the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life.

The Company’s critical accounting estimates and assumptions are described below and are generally discussed with the Audit Committee each quarter.

General

·                  The Company has considered in determining its critical accounting estimates, trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

·                  In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s credit ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimate, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

·                  All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable); Deferred income tax liabilities; and Common Share and Non-Voting Share equity (retained earnings). The discussion of each critical accounting estimate does not differ between the Company’s two segments, wireless and wireline, unless explicitly noted.

·                  The Company’s critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating expenses				Other comprehensive income (Item never
Consolidated statements of financial position	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	subsequently reclassified to income)
Accounts receivable		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net (1)					X
Investments	X
Employee defined benefit pension plans			X	X(2)	X(2)	X

(1)             Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless cash-generating unit.

(2)             Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

·                  The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts.

·                  Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification.

·                  These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated statements of financial position comprising approximately 7% of Total assets at December 31, 2011 (7% at December 31, 2010, and 6% at January 1, 2010). If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a doubtful account expense in the future. Such a doubtful account expense does not result in a cash outflow.

The allowance for doubtful accounts

·                  The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

·                  The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

·                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

·                  This accounting estimate is in respect of the Inventories line item on the Company’s Consolidated statements of financial position, which comprises approximately 2% of Total assets at December 31, 2011 (1% at December 31, 2010 and January 1, 2010). If the allowance for inventory obsolescence were inadequate, the Company could experience a charge to Goods and services purchased expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

·                  The Property, plant and equipment, net, line item on the Company’s Consolidated statements of financial position represents approximately 40% of Total assets at December 31, 2011 (40% at December 31, 2010 and January 1, 2010).

·                  The Intangible assets, net, line item represents approximately 31% of Total assets at December 31, 2011 (31% at December 31, 2010 and 32% at January 1, 2010). Included in Intangible assets, wireless spectrum licences represent approximately 24% of Total assets at December 31, 2011 (25% at December 31, 2010 and January 1, 2010).

·                  The Goodwill, net, line item represents approximately 18% of Total assets at December 31, 2011 (18% at December 31, 2010 and January 1, 2010).

·                  If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its property, plant and equipment assets, its intangible assets or its goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets

·                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

·                  Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

·                  The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company.

·                  The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

·                 See Note 16(d) of the Audited consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

·                  The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

·                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

·                  If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities

·                  Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are only recognized when it is more likely than not that the ultimate determination of the tax treatment of the position will result in the benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

·                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Deferred income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment and measurement of tax positions as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

·                 This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated statements of financial position comprising less than 1% of Total assets (less than 1% at December 31, 2010 and January 1, 2010) and approximately 8% of Total liabilities and owners’ equity at December 31, 2011 (9% at December 31, 2010 and January 1, 2010). If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material deferred income tax adjustments. Such deferred income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

·                  The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments, and is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries. The expected long-term rate of return is based upon forecast returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

·                  Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 14 of the Audited consolidated financial statements for further analysis.

·                  This accounting estimate is in respect of components of the Operating expenses line item and Other comprehensive income line item on the Company’s Consolidated statements of income and other comprehensive income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased (or decreased) defined benefit pension expense and charges to Other comprehensive income.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian generally accepted accounting principles, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. TELUS adopted IFRS-IASB on January 1, 2011. See Note 25, Explanation of transition to IFRS-IASB, of the Audited consolidated financial statements dated December 31, 2011.

Management discussed its IFRS accounting policy choices and elections in Section 8.2 of TELUS’ annual 2010 MD&A, including transition effects: (i) by accounting topic for the Consolidated statement of income and other comprehensive income for 2010; (ii) by accounting topic for summary line items of the Consolidated statements of financial position at January 1 and December 31, 2010; and (iii) on other measures.

Additional transition effects on the Consolidated statements of financial position

Further to disclosure in TELUS’ 2010 MD&A, the Company’s Consolidated statements of financial position reflect a reclassification of long-term credit facilities to current maturities of long-term debt. Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility that were subsequently rolled over (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt. The reclassification does not change the Company’s liquidity and capital resource measures.

Transition effects on the Consolidated statement of cash flows

IFRS transition effects on the Company’s Consolidated statement of cash flows were limited to presentation changes. Because IFRS does not derecognize the trade receivables sold to an arm’s-length securitization trust, and considers the sale proceeds to be short-term borrowings, changes in securitized trade receivables are presented as changes in short-term borrowings within Cash provided (used) by financing activities, rather than as a component of Net change in non-cash operating working capital within Cash provided by operating activities under previous Canadian GAAP.

Standards, interpretations and amendments not yet effective and not applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance:

·                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

·                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

·                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

·                  IFRS 10, Consolidated Financial Statements

·                  IFRS 11, Joint Arrangements

·                  IFRS 12, Disclosure of Interests in Other Entities

·                  IAS 27, Separate Financial Statements (amended 2011)

·                  IAS 28, Investments in Associates (amended 2011).

·                  IFRS 13, Fair Value Measurement.

·                  IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after January 1, 2012.

·                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

·                  IAS 19, Employee Benefits (amended 2011). Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of Net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented but the Company expects that it will present such amount as a component of Financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in Net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in Other comprehensive income as a “re-measurement.” The amended standard affects the Company’s Consolidated statements of income and other comprehensive income, including reductions in 2011 and 2010 Net income of $89 million and $65 million, respectively. The amended standard is not expected to affect the Company’s Consolidated statement of financial position or the Consolidated statement of cash flows. For further detail, see Note 2(b) of the Audited consolidated financial statements. The Company currently expects to initially apply the amended standard for periods beginning on or after January 1, 2013.

9.              General outlook

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

9.1 Telecommunications industry

Canada’s economic growth slowed to an estimated 2.4% in 2011 from 3.2% in 2010. The Bank of Canada reported in its January 2012 Monetary Policy Report that it expects Canada’s economic growth to be 2.0% in 2012 and 2.8% in 2013. Western Canadian provincial economies are projected to grow at the fastest rates, due to strong global demand for commodities.

In 2011, revenues in the Canadian telecommunications industry (including TV and excluding media) grew by an estimated 3% to just over $51 billion, with wireless and data services continuing to be growth engines for the sector. Offsetting this growth was continued wireline industry weakness in legacy voice service revenues. Bell Canada (excluding media) and its affiliated companies represented about 34% of the total industry revenue.

As one of the largest telecommunications companies in Canada, TELUS generated $10.4 billion in revenues in 2011, or approximately 20% of the total industry revenue. TELUS’ annual revenue increased by 6.2%, with wireless revenues and wireline data revenue representing 77% of total revenues (74% in 2010). The Company has targeted consolidated revenue growth of 3 to 6% in 2012.

9.2 Wireless

The Canadian wireless industry experienced continued growth in 2011 with estimated year-over-year revenue and EBITDA increases of approximately 4.5% and 2%, respectively (5% and 3%, respectively, in 2010).

The Canadian wireless market continues to grow at a healthy pace with an estimate of more than 1.6 million new subscribers in 2011 compared to 1.7 million in 2010. This reflects an increase in the penetration rate in 2011 of approximately 4.3 percentage points to just over 77% of the population, compared to an increase of approximately 4.4 percentage points in 2010. The wireless penetration rate in Canada is expected to increase further in 2012 by between 4.0 and 4.5 percentage points. At 77% penetration, the wireless market in Canada continues to support good growth, which is indicated by the generally comparable market in the U.S that has a penetration rate of approximately 101%.

Estimated wireless industry growth factors

	2010	2011	2012
Market penetration of population – Canada	73%	77%	81 to 82%
Market penetration of population – U.S.	97%	101%	105 to 106%

Data usage (percentage of ARPU) – Canada	25%	30%	35%
Data usage (percentage of ARPU) – U.S.	34%	39%	44%

Sources: TELUS estimates and company reports.

Wireless penetration rates in many countries in Western Europe have significantly surpassed 100%. These rates are not exactly comparable to Canada for several reasons, including:

·                  Canada’s wireline local service rates are among the lowest of Organization for Economic Co-operation and Development countries, and are priced as flat-rate monthly charges that include all local calls to wireless phones, while Europe has a calling party pays regime for wireline local calls

·                  The tendency in Europe for individuals to have multiple wireless subscriptions on a single handset, in order to arbitrage roaming charges among different carriers, also inflates subscription numbers and understates average revenue per user

·                  Canada has a much lower population density, as shown in the following table, which affects the economic efficiency and speed of providing coverage by next generation technologies to 99% of the population.

Historically, these factors have reduced the demand for wireless substitution in Canada as compared to Europe. Yet despite these market and geographic differences, TELUS provides 4G HSPA+ wireless coverage to more than 97% of Canada’s population and launched even faster LTE services in 14 urban centres in February 2012.

Wireless comparison

	Canada	U.S.	Europe
Total land area (square km)	9 million	9 million	10 million
Subscriptions per square km of network deployed (1)	12	37	131
Population estimates, 2011	34.7 million	313 million	731 million

(1) Nordicity report – June 2011.

A key driver of wireless revenue growth continues to be the increased adoption and usage of data services such as messaging, social networking, web browsing, application usage, gaming and video-streaming. In 2011, wireless data in Canada represented an estimated 30% of industry ARPU. This compares to approximately 39% in the U.S., 31% in Europe and 52% in Asia-Pacific, suggesting a significant ongoing growth opportunity in Canada. The higher proportion of data usage in Asia is due in part to a very low rate of penetration of wireline Internet service to households in many Asian countries. The higher proportion of data usage in the U.S. is due in part to the introduction of the iPhone by Apple two years earlier than in Canada.

This data growth is being driven by the increasing availability, model range and popularity of iPhone, Android and BlackBerry smartphones, as well as increased adoption of tablets and mobile Internet keys. Increasing sales of more expensive smartphones are impacting industry margins. With a multi-year sales agreement, there is usually a large upfront device subsidy provided to the customer that initially results in a negative return, but also provides higher ARPU and lower churn rates, which result in higher average lifetime revenue and value. Tablet devices operating on mobile networks or Wi-Fi are expected to be a growth segment in 2012. Customers increasingly want mobile connectivity to the Internet, and are increasingly using enhanced portable computing services.

It is expected that major mobile platforms will increasingly sell streaming content services in 2012, such as music, TV and video, as consumers become more comfortable with cloud-based computing, a web-based way to cost-effectively process, manage and store data. It is expected that major mobile platforms will transition to supporting cloud-based services that will allow customers to access both corporate and personal data (e.g. photos, streaming video and music) from virtually anywhere, on multiple devices.

The demand for wireless data services is expected to continue to grow. Factors related to this increasing demand include: ongoing investment in faster network technologies such as HSPA+ dual-cell and LTE that provide a richer user experience and more useful applications; increasing need for personal connectivity and networking; increasing affordability and selection of smartphones and Internet-only devices, including mobile Internet keys and products such as tablets and e-book readers; intensifying wireless competition; and more affordable data plans. Increasing data traffic represents a growing challenge to wireless carriers’ networks and their ability to manage and serve this traffic. Industry Canada is expected to announce rules for the auction of additional wireless spectrum, including 700 MHz spectrum, with an auction expected to be held in late 2012 or early 2013. It is critical that additional spectrum be made widely available to sustain the ongoing high level of data growth, and that TELUS be able to acquire spectrum in both urban and rural markets to support increasing demand.

To better manage anticipated increases in data traffic and to capitalize on Canada’s wireless growth opportunity, established Canadian providers continue to roll out faster, next generation high-speed wireless networks with increasing capacity. TELUS successfully launched an extensive next generation network based on HSPA+ technology in 2009, and enhanced this network in March 2011 with a commercial launch of HSPA+ dual-cell technology, which offers manufacturer-rated data speeds of up to 42 Mbps (expected average download speeds of 7 to 14 Mbps with a compatible device, while actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength and other factors). In addition to the superior capabilities and higher capacity delivered by HSPA+, this wireless infrastructure supported TELUS’ migration to LTE, which is rapidly emerging as the global standard for wireless broadband.

Established companies, such as TELUS, continue to upgrade their networks and invest in new LTE technology to bring innovative services and the latest data-capable devices to their customers, while new entrants have focused on price discounting and basic services in major urban markets. TELUS launched services on its urban LTE network in February 2012 and expects to expand urban coverage to reach more than 70% of the Canadian population by the end of 2012. LTE technologies are expected to deliver manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected), while at the same time introducing significant improvements in network capacity and performance. Any potential roll out of LTE into rural Canada will be dependent on the expected Industry Canada spectrum auction of frequencies in the 700 MHz band in late 2012 or early 2013 (see Building national capabilities in Section 2.2 and Future availability and cost of wireless spectrum in Section 10.3).

Competitive intensity among established carriers and new entrants in the wireless market in 2012 is expected to remain high. In 2011, it is estimated that new entrants WIND Mobile, Mobilicity, Public Mobile and Videotron collectively gained more than one-third of new subscribers in Canada, with churn rates that are high relative to established providers. A fifth wireless new entrant, EastLink, is expected to begin offering services in Atlantic Canada in 2012. Industry analysts expect some degree of future consolidation among new entrants before the next spectrum auction. In contrast, Shaw Communications stopped construction of a conventional wireless network in Western Canada using its AWS spectrum acquired in Industry Canada’s 2008 auction. Instead, Shaw is building metropolitan Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

To win market share, new entrants are using aggressive price discounting and unlimited usage plans, adding points of distribution, adopting a device subsidy approach and introducing smartphones. The economic sustainability of these discounted unlimited usage plans, particularly with respect to data, is doubtful. These new competitors must also manage various challenges including significant capital requirements for network build-out and upgrades, future spectrum costs, upfront costs for launching and distributing new brands and services, and raising investment capital. The discount focus and lack of popular smartphones have been factors behind low reported ARPUs for new entrants.

TELUS, Rogers and Bell have separately branded basic value services or discount offerings to better position themselves to compete in this expanding segment. In 2011, TELUS enhanced the value-oriented offering of its Koodo brand with an expanded range of smartphones and nationwide calling.

To better compete in the wireless market, TELUS has significantly intensified its focus on the customer experience. The Company continues to enhance the strong TELUS brand with the evolution of its Clear & Simple customer approach first launched in late 2009. This includes significantly reducing the number of rate plans; sending data usage notifications; offering in-store learning centres; streamlining the device line-up; facilitating early device upgrades; and offering simplified and lowered international roaming rates. The Company believes that its customer-friendly approach has contributed to achieving one of the lowest churn rates in the Canadian wireless industry.

Given TELUS’ high and growing exposure to wireless (52.5% and 58%, respectively, of 2011 revenue and EBITDA), strong brands, leading-edge value-added products, high-value smartphone growth and new broadband network technologies, the Company believes it is well positioned to benefit from ongoing growth in the Canadian wireless market.

9.3 Wireline

The wireline telecommunications market is expected to remain very competitive in 2012 with low revenue growth and flat or declining EBITDA, as legacy services such as local and long distance telephony are expected to continue declining due to consumer migration to email and messaging services, as well as to wireless and voice over IP (VoIP) services. Canada’s four major cable-TV companies had an installed base of approximately 3.9 million telephony subscribers at the end of 2011, or a national consumer market share of approximately 32%, up 1% from 2010. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition, along with technological substitution such as to wireless, continue to erode TELUS’ residential NALs and associated local and long distance revenues. In 2011, TELUS’ total NALs decreased by 3.9% or 146,000, comparing favourably to 2010 (when TELUS NALs decreased by 5.7% or 227,000), as well as to North American peers. Improvement in 2011 was partly due to enhanced retention and loyalty in response to multiple service offerings and bundling with Optik TV and Optik High Speed Internet.

Cable-TV companies continue to increase the speed of their Internet services and intensify customer acquisition offers. Canada’s four major cable-TV companies have over 5.6 million Internet subscribers, up from approximately 5.4 million in 2010, while telecommunications companies have 4.4 million Internet subscribers, up from approximately 4.3 million in 2010. Although the high-speed Internet market is maturing with over 76% penetration in TELUS’ incumbent region in Western Canada and almost 75% penetration across Canada, subscriber growth is expected to continue over the next several years.

The growing popularity of watching TV anywhere is expected to continue as customers demand the ability to view content on multiple screens, including computers, smartphones and tablets, as well as on TVs. In early 2012, TELUS launched Optik on the go, allowing TELUS customers to watch certain on-demand movies and shows anywhere, anytime on a laptop, tablet or smartphone. In addition, OTT content providers like Netflix for movies and Hulu for TV shows and movies, as well as Apple and Google, are competing for share of viewership. However, it is not clear if this competition replaces, or simply complements, existing TV services. Wireline service providers are monitoring developments in the OTT space and evolving their content strategy and approach to the market to compete with these non-traditional offerings.

To help alleviate the competitive challenges in legacy wireline services, TELUS’ Future Friendly Home® strategy has successfully increased revenues, while enhancing retention and loyalty through multiple service offerings. In mid-2010, the Company launched new TELUS brands Optik TV (IP TV based on the Microsoft Mediaroom platform) and Optik High Speed Internet in urban Alberta and British Columbia markets, and later in Eastern Quebec. Optik offers an enhanced TV experience with premium and differentiated services such as PVR Anywhere (enabling customers to record and play back shows on up to six TVs in the home), Remote Recording (enabling customers to use their smartphone, tablet or Internet-connected computer to schedule their PVR recordings when away from home) and other features such as Facebook TV.

TELUS Satellite TV service in Alberta and B.C. complements the Company’s Optik TV service, enabling TELUS to serve households that are outside of the urban/suburban Optik TV network footprint, and leverages TELUS’ strong distribution and mass marketing capabilities. This expands the addressable market for TELUS TV to more than 90% of households in the two provinces.

In 2011, TELUS added 196,000 new TV subscribers and increased its TV subscriber base by 62% to 509,000. TELUS’ primary Western cable-TV competitor increased the speeds of its Internet services and launched a new residential media hub/gateway in 2011, with some similar features such as the whole home PVR. In addition, in late 2011 and early 2012 this competitor continued intense promotional activity and incentives, lowered bundled prices and mass advertised to win back customers and protect its shrinking cable-TV subscriber base.

TELUS’ new IP-based services are supported by its wireline broadband network, which has been upgraded significantly from 2009 to 2011 to meet the evolving bandwidth needs of customers. In 2011, TELUS expanded its broadband network in communities in Alberta, B.C. and Eastern Quebec. By early 2012, coverage with ADSL2+ or VDSL2 technology reached nearly 2.3 million homes. ADSL2+ allows broadband download speeds of up to 15 Mbps, and the VDSL2 technology overlay allows download speeds of up to 30 Mbps (enabling delivery of three simultaneous HD signals into the home).

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, TELUS is increasingly offering bundled products to achieve competitive differentiation with an integrated set of services that provides customers more freedom, flexibility and choice. Cable-TV companies are continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to support growth. In 2011, TELUS’ TV and high-speed Internet net subscriber additions more than offset NAL losses for the first time in seven years, as its broadband investments and bundled offers including its premium Optik TV service, allowed the Company to overtake its main cable-TV competitor in attracting customers.

The Canadian broadcasting industry has become more vertically integrated, with most of TELUS’ competitors owning broadcast content. In 2011, after public hearings, the CRTC set clear safeguards to ensure competition (see Section 10.3 Regulatory matters — Broadcasting distribution undertakings). TELUS’ differentiated approach, consistent with the Company’s content strategy, is to aggregate, integrate and make accessible the best content and applications to customers, through whichever device they choose. TELUS believes that it is not necessary to own content to make it accessible on an economically attractive basis.

In the business market, the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecommunications companies like TELUS are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates cost efficiencies that compensate, in part, for reduced margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions that have greater business impact than traditional telecommunications services. In 2012, TELUS expects to continue Customers First initiatives, extending the TELUS future friendly promise to large organizations across Canada and collaborating with customers to deliver the right solutions to businesses with complex technology needs.

TELUS has launched an expanded series of solutions targeting specific high-value segments as well as small and medium businesses (SMB). The SMB market is one of the fastest-growing markets in Canada. TELUS is investing in a range of affordable solutions for this segment, including everything from email to web applications. In the small business market, TELUS has countered increased cable-TV competition by offering an integrated small business bundle called TELUS Business One, which includes connectivity (voice, Internet and email services), security, hosting, audio and video conferencing, and other IP-based tools. In 2011, TELUS introduced Future Friendly Office service bundles integrating wireless and wireline with two flexible packages, including anytime device upgrades and changes to services, 24/7 technical support, and one bill (see Section 2.2 — Providing integrated solutions). The Company also opened nine TELUS Business Stores and more than 40 SMB zones within corporate stores.

TELUS continues to believe that its consistent strategic focus on providing a full suite of valuable and reliable telecommunications services; delivering differentiated, premium national business solutions in data and IP; exposure to growth services such as wireless, data and IP, including Optik TV and Optik High Speed Internet; and the ongoing investment in enhancement of its wireless and broadband networks, position the Company well for revenue and EBITDA growth.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company. TELUS implemented this process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

Definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, reliability of financial reporting, compliance with laws and regulations and safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning, effective and efficient business operational management, and risk response strategies which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through appropriate insurance coverage, including for domestic and international operations, where this is judged to be efficient and commercially viable. Risks are also mitigated through contractual terms and conditions, contingency planning and other risk response strategies as appropriate.

TELUS strives to avoid taking on undue risk exposures whenever possible and strives to ensure alignment of these exposures with business strategies, objectives, values and risk tolerances.

Enterprise risk and control assessment process

Level one: Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process, and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks. The survey is widely distributed to TELUS’ management leadership team (all executive vice-president, vice-president and director level team members and a random sample of management). Survey responses were received from 1,774 individuals in 2011.

The members of TELUS’ Board of Directors are also surveyed to solicit their perspective of the Company’s key risks and approach to enterprise risk management, and to gauge the Company’s risk appetite and tolerance by key risk category.

TELUS’ assessment process incorporates input from recent internal and external audits, results of various risk management activities, and management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into one of nine risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category.

Results of the annual risk and control assessment are shared with senior management and the Board (including the Audit Committee). Executive-level risk owners and Board oversight committees are assigned. The annual risk assessment results guide the development of the Company’s annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning, operational risk management and performance management processes, and are shared with the Board.

Level two: Quarterly risk assessment review

TELUS conducts quarterly risk assessment reviews with executive level risk owners and designated risk primes across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to the applicable Board committee.

Level three: Granular risk assessments

TELUS conducts granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

Board risk governance and oversight

TELUS continued to strengthen its risk governance and oversight practices in 2011. The Board terms of reference and Board committee mandates were updated to emphasize and enhance Board risk oversight responsibilities.

The following subsections describe the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on TELUS’ business operations, reputation, results and valuation.

10.1 Competition	10.5 Process risks	10.9 Litigation and legal matters
10.2 Technology	10.6 Financing and debt requirements	10.10 Human-caused and natural threats
10.3 Regulatory matters	10.7 Tax matters	10.11 Economic growth and fluctuations
10.4 Human resources	10.8 Health, safety and environment

10.1 Competition

Customer experience

There is a risk that TELUS will not maintain or increase levels of client loyalty if the products, services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Enhancing customer experience and earning the loyalty of clients is a prioritized Company-wide commitment. An organization-wide initiative that focuses on the customer commenced in 2010. See Section 3 — Delivering on TELUS’ future friendly brand promise to clients for examples in 2011. One of the Company’s key corporate priorities in 2012 is: Deliver on TELUS’ future friendly brand promise by putting customers first.

Wireless competitive intensity is expected to increase

TELUS anticipates continued pressure on ARPU and costs of acquisition and retention as competitors continue to subsidize handsets (particularly the generally more expensive smartphones), lower prices for airtime and wireless data, and offer other incentives to attract new customers. In addition to TELUS, eight other facilities-based wireless carriers operated in Canada in 2011, including four new entrants who acquired advanced wireless services (AWS) spectrum in 2008. A fifth new entrant is expected to begin offering services in 2012. (See Section 4.1 Principal markets addressed and competition.)

Since the AWS spectrum auction in 2008, new entrants have focused on promotions and rich rate plans to stimulate loading. New entrant strategies have included price discounting relative to established carriers, unlimited rate plans or zone-based pricing, and increased competition at points of distribution. In addition, established competitors have re-launched or introduced new brands with aggressive acquisition and retention offers.

Competition from adjunct wireless technologies is likely to increase

Increased competition is expected through the use of unlicensed spectrum to deliver higher-speed data services. Shaw Communications, which had earlier announced plans to launch wireless services in early 2012, stopped construction of a conventional wireless network in Western Canada in favour of building managed metropolitan area Wi-Fi networks. Adjunct wireless technologies like fixed WiMAX and Wi-Fi continue to develop, as several carriers in North America test commercial viability. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds of up to 25 Mbps.

Risk mitigation in wireless markets: The Company improved its competitive position with the launch of its HSPA+ wireless network in 2009, commercialization of HSPA+ dual-cell technology in early 2011, and the launch of 4G LTE services in February 2012 (see Section 10.2 Technology). In aggregate, these higher-speed networks cover more than 97% of Canada’s population, including network access agreements with Bell Canada and SaskTel.

HSPA+ dual-cell and LTE technologies have enabled TELUS to expand its selection of mobile devices and capability to roam in more than 200 countries, establish and maintain a strong position in smartphone and data device selection, and increase international roaming revenue.

The Company continues to build on a variety of client experience initiatives to bring greater transparency and simplicity to customers. Initiatives in 2011 included: increased flexibility in upgrading handsets, large reductions in international voice and data roaming costs for customers without subscribing to a roaming plan, and wireless device unlocking for certain postpaid SIM-based (subscriber identification module-based) devices. Previous initiatives included: free notifications of roaming and short messaging service (SMS) data usage, the Clear and Simple Device Upgrade program, and a more transparent cancellation policy.

To compete more effectively in serving a variety of customer segments, TELUS offers a value service brand called Koodo Mobile, which was launched in March 2008. By maintaining separation between the TELUS and Koodo brands, through uniquely targeted value propositions, TELUS believes it has positioned itself well in the face of increased competitive intensity from new entrants and incumbent national competitors.

TELUS intends to continue the marketing and distribution of innovative and differentiated wireless services; invest in its extensive network; evolve technologies when deemed prudent; and acquire spectrum, as appropriate, to facilitate service development and profitable expansion of the Company’s subscriber base and address accelerating demand for data usage. (See Section 10.3 Regulatory matters — Future availability and cost of wireless spectrum.)

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of legacy wireline voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including the consumer, small and medium business (SMB) and large enterprise markets.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.2 Technology.) Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and HSIA markets. Over-the-top (OTT) content providers like Netflix are expected to compete for share of viewership, potentially cannibalizing TV and entertainment services. However, TELUS views OTT services as a possible complement to its Optik TV service offering. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

Risk mitigation, general: CRTC decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition (see Section 10.3 Regulatory matters). Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. As discussed below, to offset increasing competitive intensity and losses in legacy services provided in its incumbent areas, TELUS continues to invest in increasing the speed and reach of its broadband networks, introduce innovative products and services, and enhance services with integrated bundled offers. TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. TELUS also continues to actively pursue a competitive cost structure and invest in efficient operations.

Wireline voice and data competition

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, as well as from voice over Internet protocol (VoIP) focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony and from legacy data platforms to Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and IP-based service delivery models continues at a robust pace. Legacy data revenues and margins continue to decline and have been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process for all incumbent local exchange carrier (ILEC) entities including TELUS.

Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecommunications space through new products like Unified Communications, which provides the ability to redirect and deliver, in real time, email, voice and text messages from a variety of telecommunications and IT systems to the device nearest the intended recipient. With this broader bundling of traditional telecommunications services and IT services, TELUS increasingly faces competition from pure Internet and IT hardware, software and business process/consulting companies. Cable-TV companies target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in major urban areas.

Risk mitigation in the business wireline market: TELUS continues to increase its capabilities through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One and TELUS Future Friendly Office). Since the launch of TELUS Health Solutions in 2008, TELUS has leveraged its systems and proprietary solutions, as well as its reach and brand, to extend the Company’s footprint in healthcare, benefit from the investments being made by governments in eHealth, bring to market services targeted at consumers such as personal health records and tools to manage their health, pursue the transformation of the Canadian pharmacy benefit management sector and cross-sell more traditional telecommunications products and services to the healthcare sector. TELUS is also focused on implementing large enterprise deals that leverage the Company’s capital investments and capabilities.

Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential NALs is expected to continue as a result of this competition, as well as ongoing technological and wireless substitution. Competitors are expected to capture a majority of the share in growth marketplace opportunities; therefore, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market and the potential for higher-speed Internet service offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories by the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: TELUS continues to expand the coverage and increase the speed of its high-speed Internet service and increase the coverage and capability of its IP-based Optik TV service in its incumbent territories (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service helps the Company attract pull-through Internet subscriptions and generally counter cable-TV competition in its incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA and TV entertainment services. TELUS Satellite TV service in Alberta and B.C. complements IP TV service, enabling the Company to more effectively serve households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

As noted above, the Company offers TELUS TV in B.C., Alberta and Eastern Quebec, and continues targeted roll-outs of Optik TV to new areas. While TELUS TV provides numerous interactivity and customization advantages, there can be no assurance that TELUS will be successful in achieving its plans of obtaining a sizable share of the TV services market or that implementation costs or projected TV revenues will be as planned.

Risk mitigation: Fully digital TELUS TV is offered as both an IP-based service (in urban markets of B.C., Alberta and Eastern Quebec) and a satellite-based service (in B.C. and Alberta). TELUS broadened the addressable market for its high-definition (HD) TV services through the deployment of ADSL2+ technology and upgrades to VDSL2 technology. In February 2010, TELUS launched an upgrade of its IP TV middleware to next generation Microsoft Mediaroom. These developments enabled the Company’s June 2010 launch of the Optik brand, featuring a suite of advanced TV and high-speed Internet services, and facilitated a 62% expansion in TELUS’ TV subscriber base in 2011.

Increasing vertical integration into broadcast content ownership by competitors

TELUS is not currently seeking to be a broadcast content owner, but several competitors have acquired broadcast content assets. Shaw Communications acquired Canwest Global in 2010 and BCE acquired the programming services of CTVglobemedia in 2011. Rogers Communications and Quebecor also own content assets. Increased vertical integration could result in content being withheld from TELUS or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on an economically attractive basis. It is not clear that any positive synergies of ownership for carriers outweigh negative synergies of limiting audiences through exclusive arrangements and negative impacts on other supplier relationships. TELUS believes that regulatory safeguards introduced by the CRTC in 2011 are needed (see Section 10.3 Regulatory matters). However, these safeguards may not prove to be fully effective.

10.2 Technology

Technology is a key enabler for TELUS and its customers. However, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Subscriber demand for data may challenge wireless networks and is expected to be accompanied by decreasing prices

The demand for wireless data services has been growing at unprecedented rates and it is projected that this growth will continue to accelerate, driven by increases in the following: broadband penetration, the need for personal connectivity and networking, affordability of smartphones and high-usage data devices (such as smartphones, mobile Internet keys and tablets), machine-to-machine data applications, richer multimedia services and applications, and wireless price competition. Given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will grow more slowly than demand for bandwidth. Increasing data traffic levels and an accelerating pace in data device innovation present a growing challenge to adequately provision capacity and to maintain high service levels.

Risk mitigation: TELUS built an extensive wireless network based on HSPA+ technologies (including HSPA+ dual-cell) and expects to implement further standards-based enhancements that are ready for commercial deployment. The HSPA+ network positions TELUS to meet capacity demands and challenges in the near future.

In addition to the superior capabilities and higher capacity delivered by HSPA+, TELUS’ investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure facilitated the launch of LTE-based services in February 2012 and will support the future evolution to LTE-advanced technologies. LTE is expected to further increase network capacity and speed, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience. LTE delivers peak manufacturer-rated download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected).

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. TELUS aims to achieve efficient utilization of its spectrum holdings and position itself to meet increasing levels of data traffic through the continued deployment of HSPA+ and LTE technologies, the eventual launch of LTE-advanced technology and ongoing development of a capacity management toolkit. TELUS’ spectrum strategy is designed to further strengthen its ability to deliver the mobile Internet to Canadians in the future. In line with this strategy, TELUS intends to participate in upcoming spectrum auctions (see Section 10.3 Regulatory matters — Future availability and cost of wireless spectrum). If the Company is successful in its bids, the additional spectrum would provide additional capacity and mitigate risk of increasing data traffic, as well as allow for economic deployment of LTE services in rural coverage areas.

Mature CDMA and iDEN wireless technologies must coexist with new HSPA+ and LTE networks

The wireless industry continues to roll out various wireless technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to next generation wireless technologies involves services and devices that meet the requirements of the Company’s current and future subscriber base.

TELUS continues to support CDMA2000 3G wireless services, including EVDO Revision A services. The Company believes CDMA technology will continue to be used for some time to support the current subscriber base and roaming agreements with other domestic and foreign carriers. The Company no longer actively markets new CDMA devices.

TELUS also continues to support its Mike Push to Talk (PTT) service using iDEN technology. Currently, Mike subscribers represent less than 5% of the Company’s wireless subscribers. TELUS also has iDEN roaming agreements with foreign carriers.

The Company’s near-term growth is expected to be supported mainly by HSPA+ technology, because of HSPA’s broader geographic adoption, greater anticipated economies of scale, superior speeds and wider device selection. As part of a natural 4G network progression, the Company is committed to LTE technology to support medium-term and long-term growth of mobile broadband services. CDMA and iDEN coexistence with HSPA+ and LTE must be managed appropriately to ensure optimal use of spectrum and tower facilities, and to minimize costs.

Implementation of HSPA+ and LTE technologies and systems

TELUS successfully launched its HSPA+ network in November 2009, under a network access agreement with Bell Canada that sped up completion and reduced the Company’s costs of deployment nationally. In addition, LTE is leading the Company’s shift towards new technologies starting with the urban launch in February 2012. It is expected that LTE devices offered by TELUS would also work on the HSPA+ network in areas not covered by LTE. Any potential roll-out of LTE in rural areas is dependent on future Industry Canada wireless spectrum auction rules and timing of such auctions (see Section 10.3 Regulatory matters - Future availability and cost of wireless spectrum). Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. The Company expects its overall wireless and wireline capital intensity level, excluding any capital that may be required for wireless spectrum auctions, to be approximately 17% of consolidated revenues in 2012. However, there is the risk that TELUS’ future wireless capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments, including HSPA+ and LTE technologies.

Risk mitigation: TELUS’ practice is to continually optimize capital investments to provide positive payback periods and flexibility in considering future technology evolutions. Some capital investments, such as towers, leasehold improvements and power systems, are technology-indifferent. TELUS expects to leverage the economies of scale and handset variety of the HSPA+ device ecosystem. TELUS continues to strategically migrate certain CDMA and Mike (iDEN) subscribers to high-speed HSPA+ data devices, thereby providing the potential to increase utilization of data services and stabilize revenue. TELUS also expects to leverage the evolving LTE device ecosystem to further support this migration of CDMA and iDEN subscribers to high-speed data services.

The reciprocal network access agreement with Bell Canada facilitated the rapid deployment by TELUS of next generation wireless technology and provided the means for TELUS to better manage its capital expenditures. These network access agreements are expected to provide ongoing cost savings beyond the initial network build and flexibility to invest in service differentiation and were extended to LTE networks.

TELUS maintains a close co-operation with its network technology suppliers and operator partners to influence and benefit from developments in iDEN, CDMA, HSPA+ and LTE technologies. By contracting its suppliers to provide technology solutions that are amenable to future advancements, such as LTE-advanced, TELUS can mitigate the operational disruption during technology transitions. Fundamental to TELUS’ strategy is the reuse and redeployment of application servers and network elements that are access-indifferent, such as messaging into the latest radio access technology. This enables TELUS to invest in radio-based technologies as they evolve, without the need to replace these application servers.

Maturation of the LTE ecosystem may not keep pace with growing demand for data

The timing for the standardization and deployment of 4G LTE technologies aligns with the need for additional network capacity required to address the surging demand for wireless data. However, just as with any other new wireless technology, there remains significant challenges that the industry needs to overcome in the first few years following standardization, and prior to being able to successfully support large LTE deployments. These include both technological and business challenges: harmonization of global spectrum, intellectual property rights, support for voice and SMS, interoperability, device availability, technology maturity, operational readiness and costs. The wireless industry appears committed to making LTE the worldwide technology standard, as evidenced by research and development, testing and interoperability efforts, as well as the number of carriers adopting the technology. Despite this, there remains a risk that the timing of a mature and robust LTE ecosystem may experience some delays; these delays, against a background of surging data traffic demand, represent a risk to operators like TELUS.

The surge of mobile broadband traffic resulting from the proliferation of smartphones and data devices, along with increased data volumes due to the need for continuous connectivity and new applications, are expected to continue to stress the capabilities of current 4G networks.

Risk mitigation: The Company believes that the evolution of networks to 4G LTE is a natural progression required to sustain and to drive data growth. TELUS’ urban LTE launch in February 2012 is appropriate and at an opportune time to leverage economies of scale in the manufacturing of LTE equipment, given progression in the development of LTE-capable data devices and smartphones and the need to synchronize the higher bandwidth capabilities of LTE with the accelerating appetite of customers for data-rich services. TELUS’ implementation of LTE technologies is primarily driven by a business case based on the revenue growth opportunities that this new 4G network provides. In support of this, TELUS’ wireless network is ready to evolve through software upgrades to support enhancements in both HSPA+ and LTE that improve performance, capacity and speed. In parallel, and complementary to the evolution and growth of HSPA+ and LTE, TELUS continues to develop a comprehensive capacity management toolkit that will help address traffic growth challenges and complement new technologies.

Wireless handset supplier concentration and market power

The popularity of certain models of smartphones and tablets from Apple and RIM has resulted in an increasing reliance on these manufacturers, which may increase the market power that these suppliers have over TELUS.

Risk mitigation: TELUS offers and promotes alternatives, including Android devices, to provide greater choice for consumers and to help lessen TELUS’ dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of established telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems, which leverage industry integration and process standards. As next generation services are introduced, they must be designed to work with next generation systems frameworks and IT infrastructures, and at the same time, be compatible with legacy services and support systems. This introduces uncertainty with respect to the development and regression test costs and speed to deliver solutions with the desired effect.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers so that both can evolve independently. This should allow TELUS to optimize network costs while limiting the impact on customer services, and facilitate the introduction of new services by driving BSS/OSS functions with configurable data rather than programmatic changes. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. TELUS has established a next generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program.

Restructuring of equipment vendors may impact TELUS networks and services

TELUS has relationships with a number of equipment vendors, which are important in supporting network evolution plans and timelines and providing services to the Company’s customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may restructure their operations, which could affect their ability to support all of their products in the future.

Risk mitigation: TELUS considers these possible outcomes when planning for its future growth, maintenance and support of existing equipment and services. The Company has a comprehensive contingency plan for multiple scenarios, including working with multiple suppliers and maintaining ongoing strong vendor relations. However, there can be no guarantee that the outcome of any particular vendor difficulty will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP

TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network, and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: TELUS actively monitors the development and carrier acceptance of competing proposed FTTx standards (such as fibre to the home, or FTTH, and fibre to the neighbourhood, or FTTN). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units (MDUs) than the current xDSL deployments on copper loops. TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper.

As part of its multi-year broadband build program, TELUS has been upgrading its network to IP-based digital subscriber line access multiplexers (DSLAMs) with ADSL2+ technology, which enables down link rates of up to 15 Mbps to the customer premises. In 2009, TELUS began upgrading this IP DSLAM deployment to VDSL2 technology in certain urban areas to extend the capabilities of the copper loops and double previous speeds. VDSL2 technology enables typical down link rates of up to 30 Mbps, is backward-compatible with ADSL and ADSL2+ and takes advantage of TELUS’ investments in extended reach copper/fibre access infrastructure. The VDSL2 upgrade was substantially completed in 2011.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and has developed a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. Currently this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities. However, this could expand to provide additional telephone services over the same line as existing analogue service. TELUS is also in the process of designing and testing its next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms as well as address areas that are served via fibre access.

One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced TELUS Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

If TELUS were to decide to migrate towards a fully IP-based voice solution, the level of effort required to migrate customers could be costly. TELUS is observing a large migration of users away from traditional residential voice services onto cellular or competitive offerings, creating the possibility, when combined with long migration times, of significant over-investment in an alternative solution for customers who may not be available to migrate. Migration to a DSL-based, primary voice offering will also require TELUS to develop a strategy around battery back-up, proactive customer premises equipment replacement and increased in-home support (truck rolls). Similarly, hosted business IP telephony has not experienced the uptake industry analysts had predicted and its long-term future is unclear.

Risk mitigation: TELUS continues to deploy residential IP-based voice technologies into fibre-based communities and is working with vendors and industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms while striving to ensure adherence to CRTC commitments and customer expectations. TELUS’ ongoing investments in FTTN and access technologies should enable a smoother future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form a part of the overall evolution towards IP. Additionally, IP-based solutions that TELUS is currently deploying are capable of supporting a wide range of customers and services to help limit TELUS’ exposure to any one market segment. For example, the new business VoIP platform is also capable of supporting consumer services and OTT capabilities, in addition to a pure business VoIP offering. Going forward, as the Company’s wireless services evolve, TELUS will continue to assess the opportunity to further consolidate technology silos into a single voice service environment.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline voice, Internet and video in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from individual silo systems and architectures to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: In 2011, TELUS substantially completed the transition of its previous IP TV middleware to next generation Microsoft Mediaroom and plans to continue expanding the new platform. TELUS mitigates implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. TELUS is also active in a number of standards bodies such as the MEF and IP Sphere to help ensure its IP infrastructure strategy leverages standards-based functionality to further simplify the Company’s networks.

The emergence of OTT services presents challenges to network capacity and conventional business models

OTT services are a new category of services being delivered over the Internet and compete directly with traditional pay-TV services. OTT video services in particular have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and their growing services present a challenge to Internet service providers and network owners to prevent network congestion.

Risk mitigation: TELUS has designed a robust IP network that has not experienced significant congestion problems through 2011. However, as additional OTT providers launch services and offer higher resolution video over the Internet, TELUS may be required to make larger investments in the network to support this capacity and develop new business models with the OTT providers.

10.3 Regulatory matters

Regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has taken steps to forbear from the regulation of prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands in the late 2012 to early 2013 timeframe. The federal government may also announce changes to foreign ownership restrictions in conjunction with the spectrum auction rules. There is uncertainty regarding the government’s timing and position in regulating these spectrum bands. Auction rules may, for example, reserve spectrum for new entrants. There is a risk that Industry Canada could mandate further tower or network sharing. As the rules for these future auctions are unknown, the ability for TELUS to bid on additional spectrum, the capital outlay required to bid successfully and how much spectrum may ultimately be secured in each region are all uncertain.

As described in Building national capabilities in Section 2.2, TELUS began urban construction of a wireless 4G LTE network in the second half of 2011 with service launched in February 2012 using the Company’s AWS spectrum acquired in 2008. Any potential roll-out of 4G LTE wireless service to rural markets is dependent on an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

Currently, spectrum at 2.5/2.6 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is expected to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a clawback of a portion of the band for auction when mobile service is implemented within the band, and stated that it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS considers that access to this spectrum would allow it to offer more 4G LTE services in urban areas and meet the need to increase capacity to manage exponential growth in data traffic.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5/2.6 GHz through their Inukshuk partnership, and have deployed a broadband wireless access solution for fixed and portable broadband service in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver. It is expected that Bell and Rogers will increasingly use this spectrum for mobile rather than fixed applications. Although TELUS has experienced only limited competition from fixed wireless and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking (received an administrative renewal until February 2012 and is in the process of being renewed). The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content. (See Section 10.1 Competition — Increasing vertical integration by competitors into broadcast content ownership.)

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by BCE of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). As well, Rogers Communications and Quebecor continue to own content assets.

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition. The decision applies to companies that own both broadcasting content and broadcasting distribution assets and includes the following elements:

·                  Prohibits offering television programs on an exclusive basis on all platforms including mobile and broadband, and the prohibition applies to sports and news services

·                  Allows content exclusivity when the content is developed uniquely for online or mobile applications, in order to encourage programming innovation

·                  Adopts a code of conduct for commercial arrangements and interactions that applies to all platforms and sets out what constitutes commercially unreasonable terms, such as:

·                  Requiring an unreasonable rate

·                  Requiring minimum penetration or revenue levels that force distribution of a service on the basic tier or in a package that is inconsistent with the service’s theme or price point

·                  Refusing to make programming services available on a standalone basis

·                  Requiring an excessive activation fee or minimum subscription guarantee

·                  Using a most favoured nation to extract anti-competitive concessions from an independent broadcasting distribution undertaking

·                  Prohibits head starts and withholding signals during a dispute by requiring that the programming be made available on terms to be determined through negotiations or dispute resolution later

·                  Adopts monetary remedies for regulatory non-compliance where a company has been found to have given itself undue preference

·                  Establishes new regulatory reporting requirements that apply to vertically integrated companies.

Absent the enforcement of such safeguards, there is a potential risk that vertically integrated competitors, owning both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers. These regulatory safeguards improve the bargaining position of non-vertically integrated companies, such as TELUS, for new content. However, there can be no assurance that the new regulatory safeguards will be fully effective. Various follow-up consultations have been launched to implement the policy set out in Regulatory framework relating to vertical integration.  The CRTC has sought comments on the proposed wording for amendments to the relevant Regulations and exemption orders in Broadcasting Notice of Consultation CRTC 2011-804, Broadcasting Notice of Consultation CRTC 2011-805 and Broadcasting Notice of Consultation CRTC 2011-806. A consultation process has also been initiated to consider a standard form non-disclosure agreement to address concerns relating to the sharing of information within a vertically integrated company (Broadcasting Notice of Consultation CRTC 2011-791).

On December 12, 2011, the CRTC issued Broadcasting Decision CRTC 2011-765. In the Decision, the CRTC found that Bell and Bell Mobility (collectively, Bell) conferred an undue preference on itself by entering into an agreement with the NHL and NFL giving Bell the exclusive right to distribute major sports broadcasts to its mobile phones in Canada. In its Decision, the CRTC directed Bell to file a report with the Commission outlining the steps it will take to ensure that TELUS (the complainant in the CRTC proceeding) has access to the programming at issue on reasonable terms, and to provide a copy of the report to TELUS. On January 10, 2012, Bell applied to the Federal Court of Appeal to review the CRTC’s decision.

On March 22, 2010, the CRTC introduced a new framework to allow over-the-air television broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value for the distribution of their local over-the-air television signals. The CRTC was uncertain whether it had the authority to implement such a signal compensation regime and referred the matter to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. On February 28, 2011, the Federal Court of Appeal, by majority, found that the CRTC does in fact have the necessary authority to implement the intended regime. Leave to appeal the decision of the Federal Court of Appeal was granted by the Supreme Court of Canada on September 29, 2011. In the event that the value for signal regime proposed by the CRTC is actually implemented, it could lead to an increase in the cost of offering Optik TV that TELUS may not be entirely able to recover through price increases due to competition in the broadcasting distribution market from vertically integrated broadcasting conglomerates.

Billing practices for residential wholesale high-speed access services

In Telecom Regulatory Policy CRTC 2011-703, the CRTC determined the manner in which ILECs and incumbent cable-TV carriers can charge their wholesale customers for bandwidth usage for residential wholesale high-speed access services. The CRTC has indicated that ILECs and incumbent cable-TV carriers can use either a flat-rated unlimited usage access rate or a rate that combines an access rate and a usage charge based on reserved network capacity. These determinations followed the CRTC’s review initiated by Telecom Notice of Consultation 2011-77. It is not expected that these determinations will be material to TELUS.

Provincial consumer protection legislation

Several provinces have either passed or proposed legislation to provide consumers of wireless services with more detailed information and greater flexibility upon the expiry of a contract. Some legislation also applies to wireline services. There is a potential for different jurisdictions to impose different conditions on service providers which could result in higher operating costs for TELUS.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada, and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and personal communications services (PCS) systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as:

·                  Meeting Canadian ownership requirements

·                  Meeting obligations regarding coverage

·                  Spending at least 2% of certain PCS and cellular revenues on research and development

·                  Annual reporting

·                  Mandated roaming and antenna site sharing to competitors.

While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. Subsequently, the federal government Throne Speech on March 3, 2010 and the federal budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

1.               Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49%

2.               Lift restrictions on telecommunications common carriers with a 10% market share or less, by revenue

3.               Remove foreign ownership restrictions completely.

In the context of the Industry Canada consultation, TELUS advanced a fourth option: Should the government opt to lift foreign ownership restrictions, they should be symmetrically lifted for all telecommunications carriers and broadcasting distribution undertakings, and should be retained for broadcasters (i.e. content providers). Under the TELUS proposal, a vertically integrated company operating both carriage and content businesses could not be foreign owned. A vertically integrated company choosing to sell its carriage business to a foreign buyer must ensure that the content business remains under separate Canadian ownership and control.

On November 29, 2011, the Minister of Industry signalled a further delay relative to the release of the rules for future spectrum auctions. In the interim, there remains some uncertainty regarding the interpretation of the existing rules due to a Federal Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009, decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that its decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, wireless new entrant Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile’s application for a judicial review was opposed by the federal government and by Globalive. The Federal Court decision was released on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678. The successful court challenge of the Federal Cabinet decision was overturned by the Federal Court of Appeal in June 2011 and Public Mobile sought leave to appeal to the Supreme Court of Canada.

There can be no assurance that the resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership that TELUS will be subject to, or the manner in which they may be changed, will be beneficial to TELUS, or that the current uncertainty will not be beneficial to foreign-owned firms currently operating in Canada.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies on market forces to the greatest extent possible, rather than regulatory intervention. In the case of the distribution of broadcasting content, TELUS supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers.

In respect of foreign ownership restrictions, TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

The success of TELUS depends on the abilities, experience and engagement of its team members. Competition for highly skilled and entrepreneurial management and front-line employees is intense in the telecommunications industry. The loss of key employees — or deterioration in overall employee morale and engagement resulting from organizational changes, unresolved collective agreements or ongoing cost reduction — could have an adverse impact on TELUS’ growth, business and profitability.

With competition expanding in the telecommunications industry, employee retention risk is expected to remain elevated in 2012. TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to both protect and improve engagement levels.

Risk mitigation: The compensation program at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes:

·                  An employee performance bonus that is tied directly to corporate profitability as well as individual and corporate operational results

·                  Share options for eligible employees

·                  Restricted stock units (RSUs) and performance stock units (PSUs) for eligible employees

·                  TELUS Employee Share Purchase plan available to all domestic full-time and part-time employees.

Medium-term and long-term performance incentives (RSUs, PSUs and share options) for key personnel generally have three-year vesting periods. The increased value of TELUS shares in 2010 and 2011 has increased the effectiveness of these retention incentives. Where required, TELUS also continues to implement targeted retention solutions for employees with talents that are scarce in the marketplace.

As well, a benefits program is offered that allows the tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

By striving to ensure TELUS’ compensation and benefits remain competitive, the Company seeks to attract and retain key employees. With respect to ongoing program cost management, the Company hopes to manage engagement levels through direct and upfront communication to all employees. A positive indicator in 2011 was a 1,300 basis point increase in the measure of TELUS’ employee engagement. Management believes the following were influencing factors:

·                  Increased communications with front-line team members

·                  A focus on the customer and additional support for those team members performing in that capacity

·                  Success in the marketplace due to innovative high-quality products and services available to customers on TELUS’ enhanced wireless and wireline networks.

TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including:

·                  Performance management

·                  Career opportunities

·                  Training and development

·                  Recognition

·                  Work styles (e.g. facilitating working remotely from home and alternative work locations).

Collective bargaining

In June 2011, the membership of the Telecommunications Workers Union ratified a new collective agreement, which came into effect on June 9 and will expire at the end of 2015. The agreement includes wage increases of 1.5% on July 1, 2011, 2.0% on July 1, 2012, 2013 and 2014, and 2.5% on July 1, 2015. Also included is a cost of living adjustment provision of up to 1% on January 1, 2015, activated only if the Canada-wide consumer price index exceeds 3%. This agreement covers approximately 11,250 active members at December 31, 2011.

The collective agreement between TELUS and the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 510 professional and supervisory employees in the TELUS Quebec operating region, expired on December 31, 2011. Negotiations to renew this contract began in October 2011. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.5 Process risks

Systems and processes

TELUS has numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of the Company’s various systems and process change initiatives, including those required to support changes in provincial sales tax regimes, will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2012 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large enterprise deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large enterprise deals, which may be characterized by service credits that lower revenues, significant upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins. The Company may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase the cost to TELUS related to such implementations.

Risk mitigation: TELUS has gained experience in implementing numerous large enterprise deals over a number of years and expects to continue to focus on implementing recent large enterprise contract wins. In addition, the Company expects to continue being selective as to which new large contracts it will bid on and to continue its focus on the SMB market.

TELUS continues to realize the benefits of implementing internal reorganizations, including the consolidation of functions such as Technology Strategy and Technology Operations, as well as the consolidation of certain other functions. The expected benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies, improved customer service, and better capability to implement large enterprise deals. TELUS follows industry standard practices for rigorous project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared among projects.

Reorganizations

Arising from its operating efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year that are aimed at improving the Company’s operating productivity and competitiveness. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on operating performance, employee engagement, financial results and customer service.

Risk mitigation: TELUS focuses on and manages organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

Maintaining TELUS’ international operations presents unique risks, including country-specific risks (such as differences in political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different taxation regimes, infrastructure and security challenges, differences in exposure to and frequency of natural disasters, and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geographic distribution of its operations, customers and conduct of business process outsourcing activities. TELUS has in recent years expanded beyond its Philippines operations to include locations in India, Central America, the Caribbean region and the U.S. state of Nevada. The continued expansion of international operations provides TELUS with more geographic diversity, spreads political risk among foreign jurisdictions, provides the Company an ability to serve customers in multiple languages and in multiple time zones, and through network redundancy and contingency planning, provides the ability to divert operations in emergency situations. The Company continues to work with its international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained. TELUS also maintains a currency hedging program to manage certain foreign currency exposures.

Integration of acquisitions

Post-merger and post-acquisition activities include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of TELUS’ business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with the execution of a plan. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

Data protection

Some of the Company’s efficiency initiatives rely on offshoring of internal functions to TELUS International’s operations and leveraging partners domestically and abroad. To be effective, offshore and partner relationships require TELUS to provide access to the Company’s data. Remote access to TELUS data could lead to data being lost, compromised or accessed by third parties potentially for inappropriate use, negatively impacting the Company’s competitive position, financial results and brand.

Risk mitigation: A core component of TELUS’ strategy is for data to reside in TELUS facilities in Canada, with the deployment of infrastructure to support partner connectivity to view these TELUS systems. TELUS International and partners are provided with remote views of the data without it being stored on local systems.

Another core component of the TELUS strategy is payment card industry (PCI) compliance, a rigorous set of standards leveraging the latest security technology, such as encryption, to ensure the protection of customer credit card information. These capabilities are being introduced and implemented by TELUS and TELUS International in accordance with the ongoing PCI certification program.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, sovereign credit concerns in Europe, increased bank capitalization regulations, reduced lending in general, or fewer Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital for investment grade corporate issuers such as TELUS. External capital market conditions could potentially affect the Company’s ability to make strategic investments and fund ongoing capital investment requirements.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of its bank credit facility, use of securitized trade receivables, use of commercial paper, and/or the issuance of debt or equity securities. TELUS has a shelf prospectus available until November 2013, under which, as at December 31, 2011, it can offer up to $2.5 billion of debt and equity. TELUS believes its adherence to its stated financial policies and the resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to contribute to provide reasonable access to capital markets.

In 2011, the Company renewed a $2 billion credit facility, which now expires on November 3, 2016. At December 31, 2011, $1.2 billion was available. This facility allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. As described in Section 7.6 Sale of trade receivables, TELUS Communications Inc. (TCI) also has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. At December 31, 2011, TCI had received aggregate cash proceeds of $400 million, with $100 million available. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd., failing which, the Company may be required to wind down the program prior to the August 1, 2014, termination date of the agreement.

Ability to refinance maturing debt

At December 31, 2011, the only significant maturity of long-term debt in 2012 is the $300 million of 4.50% Notes due March 15, 2012. TELUS also operates a commercial paper program (maximum of $1.2 billion) that permits access to low-cost funding. At December 31, 2011, TELUS had $766 million of commercial paper issued, which must be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2016 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: Through successful financing activities in 2011 (see Section 7.3), TELUS refinanced $1.1 billion of debt maturing on June 1, 2011, including associated cross currency interest rate swap agreements. TELUS issued $600 million of 3.65% Notes maturing May 25, 2016, and $500 million of commercial paper to repay the debt. This refinancing significantly reduced the cost of the debt compared to the effective rate of 8.5% on the Notes that matured. The Company’s commercial paper program is fully backstopped by the 2016 credit facility. TELUS may issue additional long-term debt to refinance $300 million maturing in March 2012, although the Company has sufficient unutilized credit facilities to refinance the debt without accessing the long-term debt markets. At December 31, 2011, TELUS’ long-term debt was $6.6 billion, with various amounts maturing from 2012 to 2025 (see Section 4.3 for a debt principal maturity profile).

A reduction in TELUS credit ratings could impact the Company’s cost of capital and access to capital

The Company’s cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to maintain debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target, with a stable outlook or trend, and have confirmed TELUS’ ratings. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.)

Lower than expected free cash flow could constrain ability to invest in operations or reduce debt

TELUS expects to generate free cash flow in the range of $1.2 to $1.4 billion in 2012 after investing approximately $1.85 billion of capital expenditures. (See the free cash flow definition in Section 11.2.) Free cash flow would be reduced by amounts required for the upcoming 700 MHz spectrum auction currently expected in late 2012 or early 2013. Among other things, free cash flow would be available to pay dividends to the Company’s shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, funding of defined benefit pension plans and any increases in corporate income tax rates in the future will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to pay dividends according to the target payout guideline.

Risk mitigation: The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. These reviews resulted in TELUS announcing three quarterly dividend increases in 2011 and early 2012, which are three of six targeted semi-annual dividend increases through 2013 announced by the Company in May 2011. The increases are to be normally declared in May and November, in the range of circa 10% annually and are not necessarily indicative of dividend increases beyond 2013. Based on announced dividend increases as of February 21, 2012, and 325 million shares outstanding, dividend payments would total approximately $774 million in 2012.

Financial instruments

The Company’s financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Financial instruments in Section 7.8.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretations in applying new rules to specific transactions, products and services. The Company collects and pays significant amounts of commodity taxes, such as sales and use taxes, harmonized sales taxes, goods and services taxes (GST) and value-added taxes, to various taxation authorities. The recent actions of certain Canadian provinces have resulted in significant changes in this area. For example, in 2010, the provinces of British Columbia and Ontario both required a change from their provincial sales tax regimes to a sales tax harmonized with the federal GST. In implementing those required changes, 70 applications or systems were impacted at a total cost of more than $9 million. As a result of a referendum in 2011, British Columbia is now required to revert back to a form of provincial sales tax impacting most of the same systems at an estimated implementation cost of $5 to $6 million.

The Company also accrues and pays income taxes in the hundreds of millions of dollars and has significant deferred income tax liabilities and income tax expense. Income tax amounts are based on TELUS management’s estimates, using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue-by-issue basis. The benefit is measured at the amount expected to be realized upon ultimate settlement with taxing authorities. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. As noted in Section 1.5 Financial and operating targets for 2012, TELUS currently expects to make cash income tax payments, net of recoveries, of approximately $150 to $200 million in 2012. The blended statutory income tax rate is expected to range between 25% and 26% in 2012. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of deferred income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and deferred income tax liabilities are also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The audit and review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts. Economic uncertainty has only served to exacerbate such aggressive practices.

In order to provide comprehensive solutions to Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions. These activities, as well as the offshoring of certain business processes, have resulted in greater presence in the United States, United Kingdom, Philippines, Guatemala, El Salvador, Barbados and India, increasing the Company’s exposure to multiple forms of taxation.

Generally, each foreign jurisdiction has its own taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and its own legislation and tax treaties with Canada, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansion activities have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company follows a Comprehensive Tax Conduct and Risk Management Policy that has been adopted by the Company’s Board of Directors. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities, personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external taxing authorities and external advisors. This policy recognizes the requirement to comply with tax laws in the context of the rights of TELUS as a taxpayer in the various jurisdictions in which it operates. The required components for control and mitigation of tax risk are outlined as well as the delegation of authority to management on tax matters with Board and Audit Committee communication guidelines.

In keeping with this policy, the Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. TELUS also has an experienced international team with knowledge of U.S. and other foreign tax laws, supplemented by U.S. and foreign external advisors, to provide tax advice and to assess foreign tax issues and risks. These teams review systems and process changes to ensure compliance with domestic and applicable international taxation laws and regulations. They are also responsible for the specialized accounting required for income taxes, and accordingly, they are charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures, as required.

Material transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. In 2011, the Company launched phase two of its enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that will mitigate its regulatory, legal and tax risks as it continues international expansion. The Company engages external counsel and advisors as appropriate to provide advice and to prepare or review returns to enable the Company to comply in material respects with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ internal Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from the physical injury or psychological illness of TELUS team members can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absences in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. In addition to a robust active living strategy and proactive health screenings, the wellness strategy includes comprehensive support and training for managers. This includes workplace team support programs and access to short-term and long-term counselling for individual team members. However, there can be no assurance that these safety and health programs and practices will be effective in all situations.

Radiofrequency (RF) emission concerns

Cell phones emit low levels of non-ionizing RF electromagnetic fields. A small number of epidemiological studies have showed that exposure to RF fields might be linked to certain cancers, while other studies have not supported this association. Furthermore, animal cancer and laboratory studies have found no evidence that RF fields are carcinogenic to laboratory rodents and cause DNA damage.

In May 2011, the International Agency for Research on Cancer (IARC) noted that a positive association has been observed between long-term, heavy use of mobile phones and certain brain cancers for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC classified RF electromagnetic fields from wireless phones as possibly carcinogenic to humans — a classification that includes 267 items such as chloroform, coffee and nickel. The IARC also called for additional research into long-term, heavy use of mobile phones.

In October 2011, Health Canada updated its Safety of Cell Phones and Cell Phone Towers advisory, noting that the link between RF emission exposure and cancer risk is far from conclusive and more research is needed. The IARC and Health Canada have advised cell phone users that they can take practical measures to reduce their RF emission exposure, such as limiting the length of cell phone calls, using hands-free devices, and replacing cell phone calls with text messages. In addition, Health Canada encourages parents to take these measures to reduce their children’s RF emission exposure from cell phones since children are typically more sensitive to a variety of environmental agents.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on the business and prospects of TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Industry Canada is responsible for establishing safe limits for signal levels of radio devices. TELUS believes that the handsets it sells, as well as its cell towers and other associated devices, comply with all applicable Canadian and U.S. government safety standards.

Concerns related to contaminated property and associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses an environmental risk for the Company. Spills or releases of fuel from these systems have occurred occasionally in recent years, but a significant portion of this risk is associated with the cost of clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2011. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are important from a corporate social responsibility (CSR) perspective, which TELUS takes seriously. Poor environmental performance or ineffective risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to proactively identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks and mitigation activities can be found in the TELUS CSR report at telus.com/csr.

Concerns related to climate change

The general view of the worldwide scientific community is that anthropogenic sources of greenhouse gases, such as carbon dioxide equivalency (CO2e), are possibly accelerating the rate of global climate change. Such changes are a potential risk to TELUS’ business operations. TELUS’ North American CO2e emissions have remained fairly consistent with little variance since it began measuring its CO2e output. The Company estimates that its emissions in 2011 will be similar to 2010 at approximately 350,000 tonnes. Final emission totals for 2011 will be published in the 2011 CSR report.

Risk mitigation: In 2010, TELUS announced its climate change strategy, which includes a mitigation component focusing on energy and CO2e reduction, an adaptation component focusing on the mitigation of the effects of a changing climate on TELUS operations, and an innovation component, which helps customers and communities realize their climate change goals through TELUS’ technological and service solutions. TELUS’ strategic targets are a 25% reduction in CO2e emissions over 2009 levels by 2020 and a 10% reduction in energy use over the same period. TELUS is working to achieve this through network efficiency upgrades, real estate transformation and LEED principles certification for construction of new buildings, in-house technology upgrades, server virtualization, increased use of video-conferencing and teleconferencing, fleet transformation and employee education. TELUS measures its yearly emissions against its targets and actively pursues efficiency strategies to help reach its goals.

Concerns related to electronic waste (e-waste)

TELUS has a responsibility to help ensure that equipment it uses or sells is dealt with appropriately at the end of its life cycle.  Improperly managed e-waste may be sent to landfills or developing countries which, due to a lack of disposal regulations, can contribute to environmental and health impacts.

Risk mitigation: TELUS has implemented an e-waste management program designed to provide approved recycling channels for both its external and internal electronic products. TELUS monitors current and emerging government regulation and continues to improve its processes.  One example is the Recycle My Cell initiative, where TELUS has partnered with the Canadian Wireless Telecommunications Association to introduce a national program that links all participating recycling programs, making it easier for consumers to know where and how to dispose of wireless devices. The phones collected through this program are sent to approved Canadian facilities where they are refurbished and re-used, or recycled by approved processors.

Disclosure of minerals and metals sourced from conflict zones

New legislation in the United States includes requirements to disclose the use of certain minerals and metals mined in the Democratic Republic of Congo and adjacent countries, including tantalum, tin, tungsten and gold, often referred to as conflict minerals. Such minerals may be used in the manufacturing of telecommunications equipment, including mobile devices. TELUS does not manufacture equipment, but purchases it from numerous suppliers and acknowledges its responsibilities in the supply chain. TELUS is also a signatory of the UN Global Compact and as such is committed to preventing human rights abuses that could result from its operations.

Risk mitigation: TELUS is currently waiting for the U.S. Securities and Exchange Commission (SEC) to address scope and other implementation concerns raised during the public comment period and to finalize the implementation regulations for Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which proposes reporting requirements for conflict minerals originating in the Democratic Republic of the Congo and adjacent countries. TELUS has been part of industry discussions on this matter and supports the overall intent of Section 1502 of Dodd-Frank to address human rights violations in these countries. TELUS expects to comply with the SEC’s regulations, once finalized, in a manner consistent with telecommunications industry peers.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that financial or operating results will not be negatively impacted.

Risk mitigation: The Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal and contractual obligations and reduce exposure to legal claims. Please also refer to the other risk mitigation steps discussed in this subsection.

Class actions

TELUS and certain subsidiaries are defendants in a number of certified and uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against the Company has continuously increased in recent years. The adoption by governments of increasingly stringent consumer protection legislation (such as Quebec’s Bill 60 in 2010) may also increase the number of class actions. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s financial or operating results.

Certified class actions

Certified class actions against the Company include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. TELUS’ appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was filed on January 13, 2012. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action.

In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. The Company believes that it has good defences to these actions and is vigorously defending them. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of rounding up wireless airtime to the nearest minute and charging for the full minute. In 2011, the Company learned that a further class action relating to 911 charges was filed in Alberta in 2008, but has not yet been served on the Company. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending against certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims.

Civil liability in the secondary market

Like other Canadian public companies, TELUS is subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS, or a person with actual, implied or apparent authority to act or speak on behalf of TELUS, releases a document or makes a public oral statement that contains a misrepresentation, or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: When the legislation was first introduced, TELUS conducted a review of its disclosure practices and procedures and the extent to which they were documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and annually re-evaluates its disclosure practices and procedures, including in 2011, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies or contractual obligations. For instance, there could be cases where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations. In the case of TELUS Health Solutions, personal information includes sensitive health information of individuals who are TELUS customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. These various situations may expose TELUS to litigation and the possibility of damages, sanctions and fines, and/or negatively affect TELUS’ financial or operating results and reputation.

In 2011, the Company continued to expand its activities into the United States and other countries. When operating in foreign jurisdictions TELUS is required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes that it has reasonable policies, controls and processes, and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. TELUS has instituted for its employees, officers and directors an ethics policy and mandatory ethics training as well as a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, TELUS places a control in the development stage of major projects by requiring a privacy impact assessment to be performed for such projects involving the use of customer or team member personal information.

The Company has established a rigorous review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside Canada. The Company has also launched an enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that mitigates regulatory, legal and tax risks as it expands outside of Canada. Finally, external counsel and advisors qualified in the relevant foreign jurisdictions are engaged by the Company to provide regulatory, legal and tax advice as appropriate.

The Compliance Officer reports jointly to the Audit Committee and the Senior Vice-President and Chief Legal Officer. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks.

Defects in software and failures in data and transaction processing

TELUS Health and Finance Solutions provide to their customers certain applications and managed services that involve the processing and/or storing of data, including sensitive personal health data, and the transfer of large funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including medical claims). For instance, a defect in a TELUS Health and Finance Solutions application could lead to personal injury, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: Management believes that it has put in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage, to reduce exposure to legal claims. However, there can be no assurance that the Company’s processes will be followed by all team members at all times.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful. As developers of technology, TELUS Health and Finance Solutions depend on their ability to protect the proprietary aspects of their technology. The failure to do so adequately could materially affect their business. However, policing unauthorized use of TELUS’ intellectual property may be difficult and costly.

Risk mitigation: TELUS and its affiliates incorporate many technologies into their products and services. However, except for TELUS Health and Finance Solutions, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health and Finance Solutions to vigorously protect their intellectual property rights through litigation and other means.

10.10 Human-caused and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure and its Canadian and international business operations

TELUS is a key provider of critical telecommunications infrastructure in Canada and has certain supporting business functions located in more than 10 countries in North America, Asia, Central America and Europe. The Company’s networks, information technology, physical assets, team members, supply chain and business results may be materially impacted by exogenous threats, including:

·                  Natural disasters, seismic and severe weather-related events such as ice, snow and wind storms, flooding, lightning strikes, wildfires, typhoons/hurricanes, tornadoes and tsunamis

·                  Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

·                  Dependence on the provision of service to the Company by other infrastructure providers (e.g. power)

·                  Public health threats such as pandemics.

The Company recognizes that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program with resources dedicated to develop, exercise and maintain business continuity/disaster recovery policies, plans and processes that address a range of emergency and disaster scenarios to protect the Company’s critical business functions and key facilities. This approach focuses on ensuring employee protection and safety, supporting TELUS’ continued ability to serve customers and provide a positive customer experience, and protecting corporate assets by instituting resiliency planning in the Company’s day-to-day business operations. TELUS’ risk management is driven by proactive planning and ongoing environmental and situational monitoring. TELUS takes an all-hazards approach to business continuity planning, augmented by monitoring and planning for resource-impacting events such as pandemics and work stoppages, and by ongoing risk mitigation in regards to seismic structural upgrades, earthquake-readiness exercises, fire protection, flood prevention and power provisioning.

Optimizing disaster recovery planning for the Company’s IT assets is a current focus with the goal of reducing potential outages and outage durations, as well as improving alignment of IT support capability and business demand. Regarding internationally situated business support and outsourcing functions, TELUS has expanded these functions to additional countries in different geographic regions to mitigate the risk of locating these functions in one country, and continues to develop initiatives to mitigate risk and increase the resilience of these operations.

Although TELUS has business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not materially impact TELUS operations and results.

Security — Electronic attack

Electronic attacks are intentional acts to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software and hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security — Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, corporate stores, and network and telephone switch centres. For example, the Company’s telecommunications network has been subjected to localized disruptions from theft of copper cable due to high copper prices.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its level of protection to meet changing risks. For example, TELUS worked with local governments to enact legislation intended to regulate the scrap metal recycling industry to help reduce copper theft.

While TELUS has IT and network security planning processes, and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

Economic growth in Canada was estimated to be 2.4% in 2011, although significant global challenges emerged in the year. The Bank of Canada’s January 2012 Monetary Policy Report projected growth of 2.0% for 2012 and 2.8% for 2013 as continuing weakness in the global economy and uncertainty in the financial environment are expected to pose challenges to the Canadian economy through 2012. Based on a consensus of major Canadian chartered banks, Canada’s annual unemployment rate for 2012 is expected to be slightly lower than the 7.5% reported in December 2011.

With continued strength in the Canadian natural resource sector, economic growth in B.C. and Alberta is expected to remain stronger than in Central Canada. However, concerns remain around weak domestic demand, global economic weakness, high unemployment rates, and the timing and impact of reduced government spending in Canada.

Slow or uneven economic growth may adversely impact TELUS

Economic uncertainty may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. A significant economic downturn or recession could adversely impact TELUS’ revenue, profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: Although the Company cannot completely mitigate economic risks, TELUS introduced the Customers First initiatives as the number one corporate priority to enhance customer experiences. TELUS also continues to pursue cost reduction and efficiency initiatives. Even though Canadian economic growth in 2012 is expected to be lower than in 2011, TELUS expects its revenue growth to be 3 to 6% in 2012 (see Section 1.5). The Company also expects its 2012 capital expenditures to be at a level similar to 2011 (excluding any potential spectrum purchases). If necessary, the Company may also consider additional cost and efficiency initiatives in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences. After-tax actuarial gains and losses on defined benefit pension plans will cause fluctuations in Other comprehensive income, which will never be subsequently reclassified to income.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2012 have been largely determined by the rates of return on the plans’ assets for 2011 and interest rates at year-end 2011. The estimated pension recovery is approximately $12 million for 2012 (a pension recovery of $34 million in 2011). The Company’s best estimate of cash contributions to its defined benefit pension plans in 2012 is $172 million including a $100 million discretionary special contribution in January 2012 ($298 million in 2011 including a $200 million discretionary special contribution in January 2011).

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

As in 2011, an adjusted EBITDA may also be calculated periodically to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

EBITDA reconciliation

Years ended December 31 ($ millions)	2011	2010
Net income	1,215	1,052
Financing costs	377	522
Income taxes	376	335
Depreciation	1,331	1,339
Amortization of intangible assets	479	402
Impairment losses (reversals) for capital assets	—	—
EBITDA (standardized EBITDA in CICA guideline)	3,778	3,650
Deduct Transactel gain	(17)	—
Adjusted EBITDA	3,761	3,650

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

Years ended December 31 ($ millions)	2011	2010
EBITDA	3,778	3,650
Capital expenditures	(1,847)	(1,721)
EBITDA less capital expenditures	1,931	1,929
Deduct Transactel gain	(17)	—
Adjusted EBITDA less capital expenditures	1,914	1,929

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable to free cash flow reported by other companies, and differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

Years ended December 31 ($ millions)	2011	2010
EBITDA (see Section 11.1)	3,778	3,650
Deduct Transactel gain	(17)	—
Restructuring costs net of cash payments	(48)	(24)
Items from the Consolidated statements of cash flows
Share-based compensation	(12)	(30)
Net employee defined benefit plans expense (recovery)	(32)	(9)
Employer contributions to employee defined benefit plans	(298)	(140)
Interest paid	(378)	(479)
Interest received	1	3
Income taxes refunded (paid), net	(150)	(311)
Capital expenditures	(1,847)	(1,721)
Free cash flow (management’s definition)	997	939

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

Years ended December 31 ($ millions)	2011	2010
Cash provided by operating activities	2,550	2,670
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(1,847)	(1,721)
Proceeds from disposition of capital assets	4	1
Standardized free cash flow (CICA guideline)	707	950
Deduct proceeds from disposition of capital assets	(4)	(1)
Adjustments to reconcile to cash provided by operating activities	294	(10)
Free cash flow (management’s definition)	997	939

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2011	2010
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048
Income taxes	376	335
Gross interest expense (Note 8 of the Audited consolidated financial statements)	389	527
Numerator	1,984	1,910
Denominator — Gross interest expense	389	527
Ratio (times)	5.1	3.6

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

Years ended December 31 ($)	2011	2010
Dividend payout ratio
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.32	2.10
Denominator - Income per Common Share and Non-Voting Share	3.76	3.27
Ratio (%)	62	64
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.32	2.10
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048
Deduct favourable income tax-related adjustments	(21)	(30)
Add back loss on redemption of debt	—	37
Deduct after-tax Transactel gain	(12)	—
Net-cash settlement feature	(14)	(7)
	1,172	1,048
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.61	3.27
Adjusted ratio (%)	64	64

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $35 million for the year ended December 31, 2011, and $80 million for the year ended December 31, 2010. This measure is used in the calculation of Net debt to EBITDA - excluding restructuring costs and EBITDA - excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — The nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and because it incorporates any exchange rate impact of cross currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At December 31 ($ millions)	2011	2010
Long-term debt including current portion	6,574	6,056
Debt issuance costs netted against long-term debt	27	28
Derivative liability (1)	—	404
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)
Cash and temporary investments	(46)	(17)
Short-term borrowings	404	400
Net debt	6,959	6,869

(1)             The derivative liability at December 31, 2010, was in respect of the U.S.$741 million debenture that matured on June 1, 2011, and related to cross currency interest rate swap agreements that effectively converted principal repayments and interest obligations to Canadian dollar obligations.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. This measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the years ended December 31, 2011 and 2010, are equal to reported Financing costs.

Total capitalization — book value is calculated as Net debt, defined above, plus Owners’ equity excluding accumulated other comprehensive income or loss. The calculation for December 31, 2010, has been adjusted for a retrospective reclassification of post-changeover employee defined benefit plans actuarial gains (losses) from Accumulated other comprehensive income to Retained earnings.

Calculation of total capitalization

At December 31 ($ millions)	2011	2010
Net debt	6,959	6,869
Owners’ equity	7,513	7,781
Add back (deduct) Accumulated other comprehensive loss (income)	(11)	(1)
Total capitalization — book value	14,461	14,649